REPORT NO. MSC13/018R

UPDATE OF THE MINERAL RESOURCE ESTIMATE FOR THE
TUZO KIMBERLITE, GAHCHO KUÉ PROJECT, NORTHWEST
TERRITORIES, CANADA: NI 43-101 TECHNICAL REPORT

Report prepared for

Mountain Province Diamonds

161 Bay Street Suite 2315

P.O. Box 216

Toronto, ON

M5J 2S1

By

Mineral Services Canada Inc.

501-88 Lonsdale Avenue

North Vancouver, B.C.

V7M 2E6

Effective date: July 2, 2013

Qualified Persons:

Tom E. Nowicki, P.Geo. (Mineral Services Canada Inc.)

Michael Makarenko, P.Eng. (JDS Energy & Mining Inc.)

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TABLE OF CONTENTS

1 Summary	3

1.1 Introduction	3
1.2 Property description and location	4
1.3 Exploration, drilling and sampling	5
1.4 Geology	5
1.5 Mineral Resource Estimate	7
1.6 Conclusions and recommendations	9

2 Introduction	10

2.1 Sources of information	11
2.2 Qualified persons and site visits	11

3 Reliance on other experts	11

3.1 Mineral tenure	11
3.2 Diamond valuations	11

4 Property description and location	12

4.1 Location	12
4.2 Tenure History	12
4.3 Mineral Tenure	15
4.4 Agreements	15
4.5 Surface Rights	16
4.6 Permits	17
4.6.1 Exploration Programs	17
4.6.2 Future Development	17
4.7 Environment	20
4.7.1 Baseline studies	20
4.7.2 Future Development	22
4.7.3 Rehabilitation	23

5 Accessibility, climate, local resources, infrastructure and physiography	24

5.1 Accessibility	24
5.2 Climate	24
5.3 Local Resources and Infrastructure	25
5.3.1 Local Resources	25
5.3.2 Infrastructure	25
5.4 Physiography	26
5.5 Flora and Fauna	26
5.6 Seismicity	26

6 History	27

6.1 Prior ownership and ownership changes	27
6.2 Exploration and development work by the GKJV	28
6.2.1 Exploration and development from 1997 to 2008	28

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6.2.2 GKJV activities 2010 to 2013	28
6.3 Mineral Resource and Reserve Estimates	29
6.3.1 2003 Technical Report (AMEC, 2003)	29
6.3.2 Updated Technical Report (AMEC, 2009)	30
6.3.3 Feasibility Study (JDS,2010)	30
6.4 Production	31

7 Geological setting and mineralisation	31

7.1 Regional Geology	31
7.2 Project Geology	32
7.2.1 Basement	32
7.2.2 Quaternary geology	33
7.2.3 Structural setting	33
7.3 Tuzo Geology	35
7.3.1 Pipe morphology	35
7.3.2 Tuzo kimberlite geology	35
7.3.3 Geology domains and 3D modelling	43
7.4 Geological continuity	47
7.5 Variations in diamond grade	48

8 Deposit types	49

9 Exploration	53

9.1 Survey	53
9.2 Geological mapping	54
9.3 Exploration programs	54
9.3.1 Canamera	54
9.3.2 GKJV	54
9.4 Hydrology and geotechnical studies	55
9.5 Comment	55

10 Drilling	56

10.1 Core drilling	56
10.1.1 Pre-2011 drilling	56
10.1.2 Tuzo Deep drill program	57
10.1.3 Drill core logging – Geology	59
10.1.4 Drill core logging – Geotechnical	61
10.1.5 Collar surveys	62
10.1.6 Down-hole surveys	62
10.1.7 Core sample collection protocols	62
10.1.8 Petrography sampling	63
10.1.9 Geochemistry and spinel mineral chemistry sampling	63
10.1.10 Bulk density sampling	64
10.1.11 Microdiamond sampling	65
10.2 Reverse circulation large diameter drilling (LDD)	67
10.2.1 LDD programs	67

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10.2.2 LDD logs	68
10.2.3 Collar surveys	69
10.2.4 Volume measurement	69
10.2.5 LDD sampling	70
10.3 Comment	70

11 Sample preparation, analysis and security	71

11.1 Petrography	71
11.2 Geochemistry	71
11.3 Spinel Groundmass Mineral Composition analysis	72
11.4 Bulk Density	72
11.4.1 Methods	72
11.4.2 QA/QC	73
11.5 Microdiamonds	73
11.5.1 Caustic fusion and diamond recovery	73
11.5.2 QA/QC	74
11.5.3 Sample chain of custody	75
11.5.4 Comment	75
11.6 Bulk Sample Processing	75
11.6.1 Methods	75
11.6.2 QA/QC	76
11.6.3 Diamond breakage	77
11.6.4 Sample security	77
11.6.5 Comment	78

12 Data verification	78

12.1 Tuzo Upper (0 to 300 metres below surface)	78
12.2 Tuzo Deep (300 to 564 metres below surface)	79

13 Mineral processing and metallurgical testing	79

14 Mineral Resource estimateS	79

14.1 Tuzo Upper (0 to 300 mbs)	80
14.1.1 Tuzo Upper geological model	80
14.1.2 Dilution	81
14.1.3 Bulk density and tonnage	81
14.1.4 Diamond grade	82
14.1.5 Modifying factors	86
14.1.6 Classification	86
14.1.7 Resource statement for Tuzo Upper	87
14.1.8 Verification of Tuzo Upper Mineral Resource estimate	87
14.1.9 Reasonable prospects for economic extraction – Tuzo Upper	87
14.2 Tuzo Deep (300 to 564 mbs)	89
14.2.1 Tuzo Deep geological model	89
14.2.2 Dilution	90
14.2.3 Bulk density	91

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14.2.4 Diamond grade	92
14.2.5 Tuzo Deep Resource Classification	96
14.2.6 Resource statement for Tuzo Deep	96
14.2.7 Review and verification of Tuzo Deep Mineral Resource estimate	96
14.2.8 Reasonable prospects for economic extraction – Tuzo Deep	98

15 Adjacent properties	99

16 Other relevant data and information	99

17 Interpretation and conclusions	100

18 Recommendations	101

19 References	102

20 Date and signature page	105

21 Qualified personS certificateS	106

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LIST OF FIGURES

Figure 1-1: Location of Gahcho Kué	4
Figure 4-1: Map showing mining lease area in NWT for the Gahcho Kué Diamond Project	13
Figure 7-1: Regional Setting, Gahcho Kué Kimberlite Cluster	32
Figure 7-2: Litho-structural interpretation of the Gahcho Kué Area	34
Figure 7-3: 3D geological pipe shell models from 2009	36
Figure 7-4: 3D internal geological model domains for Tuzo	45
Figure 7-5: Minor 3D geological model domains for depths >300 mbs in Tuzo	46
Figure 8-1: Schematic illustrations of common shapes for kimberlite volcanic bodies	51
Figure 8-2: Geological features of kimberlites in the Gahcho Kué kimberlite cluster.	52
Figure 10-1: Distribution of pre-2011 core drill holes in relation to 2009 Tuzo kimberlite pipe model	57
Figure 10-2: Distribution of 2011/2012 core drill holes in relation to Tuzo kimberlite model	58
Figure 10-3: Distribution of 2007 drill holes sampled for microdiamonds in Tuzo Upper	66
Figure 10-4: Distribution of drill holes sampled for microdiamonds in Tuzo Deep.	67
Figure 10-5: 3D geological model of Tuzo showing distribution of 1999 and 2008 LDD holes	69

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LIST OF TABLES

Table 1-1: Summary of the Tuzo Deep Mineral Resource estimate.	8
Table 1-2: Summary of the Tuzo Upper Mineral Resource estimate.	8
Table 4-1: Summary of mining leases on the Gahcho Kué Project	14
Table 4-2: Regulatory permits, licenses and authorizations required.	18
Table 4-4: Baseline studies completed at Gahcho Kué	20
Table 5-1: Key climate data for the Gahcho Kué project	25
Table 6-1: Mineral Resources Summary – Thurston (2003)	29
Table 6-2: Mineral Resources Summary – Brisebois et al. (2009)	30
Table 6-3: Mineral Reserve Estimate – Johnson et al. (2010)	31
Table 7-1: Summary of diagnostic features of key textural sub-types	38
Table 7-2: Summary of modelled geology domains	44
Table 10-1: Summary of core drilling undertaken prior to 2011 on the Tuzo kimberlite.	56
Table 10-2: Details of 2011/2012 delineation core drilling of Tuzo Deep (300 to 564 mbs).	58
Table 10-3: Number of bulk density determinations by year and method.	64
Table 10-4: Summary of LDD programs undertaken at Tuzo.	68
Table 10-5:Tuzo LDD bulk samples collected by year.	70
Table 14-1: Volume estimates for kimberlite geology domains in Tuzo Upper resource	80
Table 14-2: Summary of bulk density data for kimberlites by domain.	82
Table 14-3: Microdiamond sample data for Tuzo Upper summarised by kimberlite domain.	82
Table 14-4: Summary of the 1999 and 2008 LDD data by kimberlite domain.	83
Table 14-5: Tuzo total content diamond size frequency distribution (SFD).	84
Table 14-6: Comparison of block grades with LDD sample grades for Tuzo Upper	85
Table 14-7: Recovery factors and final SFDs for Tuzo at 1.0 and 1.5 mm bottom cut-offs.	86
Table 14-8: Summary of the Tuzo Upper Mineral Resource estimate.	87
Table 14-9: Input parameters for WhittleTM pit shell models – Tuzo Upper	88
Table 14-10. Price estimates used in 2009 declaration of Mineral Resources for Tuzo Upper.	88
Table 14-11: Domains making up the geological model for Tuzo Deep.	90
Table 14-12 Average dilution estimates for TZDl domains	91
Table 14-13: Estimates of dry bulk densities for TZDl geological domains.	91
Table 14-14: Summary of microdiamond data used for modelling of domain grades in TZDl.	93
Table 14-15: 2008 LDD data grouped by assigned rock type	94
Table 14-16: Average dilution estimates for 2007 microdiamond samples	95
Table 14-17: Modelled average grades (1.0 mm bottom cut-off) for the TZDl geological domains.	95
Table 14-18: Summary of the Tuzo Deep Mineral Resource estimate.	96
Table 14-19: WhittleTM optimisation parameters for demonstration of reasonable prospects for economic extraction – Tuzo Deep.	99
Table 14-20: Summary of WhittleTM shell results for updated Tuzo Mineral Resource.	99

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1	Summary

1.1	Introduction

This report has been prepared by Mineral Services Canada Inc. (MSC) on behalf of Mountain Province Diamonds Inc. (MPD) for the purpose of providing a Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report documenting an updated Mineral Resource estimate for the deep portion of the Tuzo kimberlite (Tuzo Deep). The Tuzo kimberlite is part of the Gahcho Kué Project, located in the Northwest Territories (NWT) of Canada. The Gahcho Kué Project is a joint venture (Gahcho Kué Joint Venture or GKJV) between De Beers Canada Inc. (DBC) and MPD, and is operated on behalf of the joint venture by DBC.

A Mineral Resource estimate for the Tuzo kimberlite was previously undertaken by the GKJV as part of the evaluation of the Gahcho Kué Project as a whole. This estimate was documented in a NI 43-101 compliant report in 2009 (Brisebois et al., 2009) and subsequently used as a basis for a Feasibility Study undertaken in 2010 (Johnson et al., 2010). The estimate outlined an Indicated Resource from surface to a depth of 300 metres below surface (mbs), and an Inferred Resource from 300 to 354 mbs.

Subsequent to the 2009 Mineral Resource estimate, additional work, referred to here as the Tuzo Deep program, has been undertaken by the GKJV with a view to extending the resource to a depth of 564 mbs. This program, undertaken by DBC on behalf of the GKJV, was completed in early 2013 resulting in a revised Mineral Resource estimate for Tuzo Deep, extending from 300 to 564 mbs. The Tuzo Deep program did not provide any significant additional information relevant to the upper portion of the Tuzo kimberlite (0 to 300 mbs, referred to in this report as Tuzo Upper) and the Mineral Resource estimate for this portion of the deposit remains unchanged from that reported in 2009 (Brisebois et al., 2009). At the effective date of this report, the updated Mineral Resource estimate for Tuzo Deep has not been converted to a Mineral Reserve.

MSC has undertaken a detailed review of the updated Mineral Resource estimate for Tuzo Deep, as documented in this report. For the sake of completeness, the current Mineral Resource estimate for Tuzo Upper, as reported by Brisebois et al. (2009), has been restated as well. While MSC has not undertaken a full due diligence review of the Tuzo Upper Mineral Resource estimate, we have reviewed the available documentation and data, and consider it to be accurate.

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1.2	Property description and location

The Gahcho Kué project is located at the informally-named Kennady Lake, approximately 300 km east-northeast of Yellowknife in the District of Mackenzie, Northwest Territories, Canada (Figure 1-1). It is one of several bodies comprising the Gahcho Kué Project, the others being Hearne North and South; 5034 West, Central and North-East; 5034 South Pipe; 5034 North Pipe; Wallace; Dunn Sheet and Tesla. Only the 5034, Hearne, and Tuzo pipes are adequately explored to allow estimation of Mineral Resources. The Gahcho Kué Project is a joint venture between DBC (51%) and MPD (49%), governed by an amended JV agreement that came into effect on July 3, 2009. Tenure for the project is covered by four NWT mining leases (4199, 4341, 4200 and 4201) covering a total area of 10,353 ha.

Figure 1-1: Location of Gahcho Kué Project (from Johnson et al., 2010).

The application process for the water and land use permits required to construct a diamond mine at Kennady Lake was initiated by the GKJV with the Mackenzie Valley Land and Water Board (MVLWB). An Environmental Assessment (January, 2006) and subsequent Environmental Impact Review (EIR; July, 2006) were undertaken by the Mackenzie Valley Environmental Impact Review Board (MVEIRB) leading to a requirement for an Environmental Impact Statement (EIS), the terms of reference for which were finalised in October 2007. The EIS was submitted by the GKJV in December, 2010 and was reviewed over a period of approximately 2 years, with a report on the Environmental Assessment/Impact Review (EIR) process released on 19 July 2013 by the Gahcho Kué Panel of the MVEIRB. The Panel concluded that the Project should proceed to the regulatory phase for permits and licenses, subject to the measures and follow-up programs set out in the EIR report, and on condition that the developer implements commitments made during the EIR. The Panel sent a letter on 19 July 2013 to the minister of Aboriginal Affairs and Northern Development Canada recommending, pursuant to sub-section 134(2) of the Mackenzie Valley Resource Management Act, that the proposed development be allowed to proceed subject to implementation of the measures and follow-up programs described in the report.

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1.3	Exploration, drilling and sampling

Following its discovery in 1997, extensive exploration, drilling and sampling has been undertaken on the Tuzo kimberlite. Key work undertaken prior to 2009 included: core drilling (total of 61 drill holes) primarily for geological delineation, microdiamond sampling and geotechnical purposes; and large diameter reverse circulation drilling (LDD; total of 38 holes) to provide bulk samples (total sample volume of 626 m3) for macrodiamond recovery. The core drilling provided the basis for detailed geological logging, bulk density sampling, measurement of dilution and comprehensive microdiamond analysis. These data were integrated with macrodiamond data from LDD bulk sampling to provide a basis for definition of the Tuzo Mineral Resource estimate in 2009 (Brisebois et al., 2009).

The Tuzo Deep program on which the Tuzo Deep Mineral Resource update is based, involved the drilling of six angled HQ (635 mm diameter) core holes in 2011 and 2012, intersecting the pipe between depths of approximately 320 and 564 mbs. Detailed geological, bulk density, dilution, geochemical and microdiamond analysis was undertaken on the resultant drill cores. The results from this work were integrated with those from the pre-2011 work to provide a basis for the updated Mineral Resource estimate for Tuzo Deep (300 to 360 mbs).

1.4	Geology

The Gahcho Kué kimberlite cluster occurs in the southeast Slave Craton, a small nucleus of Achaean rocks within the North American Craton. Basement lithologies in the area surrounding the Gahcho Kué cluster include granite, granitic gneiss, minor granodiorite, and diorite. These are covered by Quaternary deposits comprising till veneer, till blanket, and outwash sediments. The 5034, Hearne, Tuzo, and Tesla kimberlites all occur at the eastern edge of an interpreted south-closing fold-nose that has developed a radial fold-nose cleavage, and are of Cambrian age, approximately 540 million years old (Hetman et al., 2004).

The Tuzo kimberlite pipe has a circular outline in plan view, steep-sided walls and surface dimensions of ~108 m by 88 m (overall surface area of ~0.76 hectares). The pipe shape bulges with depth into an ellipsoidal outline oriented northeast to southwest, reaching a maximum surface area at a depth of ~330 mbs (~233 m by 165 m; ~3 hectares). Information obtained from the 2011/2012 Tuzo Deep drilling program enabled extension of the Tuzo pipe model from 354 mbs to 564 mbs.

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The Tuzo kimberlite pipe infill is complex, and comprises five major textural sub-types of kimberlite (rock types) observed and logged in drill core. These types form a broad sequence with depth in the pipe as follows (from top to bottom): TK (tuffisitic kimberlite); TK-TKt (TK transitional to TKt); TKt (TK transitional to HK); HKt (HK transitional to TK) and HK (hypabyssal kimberlite). Additional key rock types defined and logged in Tuzo include country-rock breccia with kimberlite (CRX bx w/K) and country-rock xenoliths (CRX).

Drill core intervals coded by rock types were combined into model codes used to construct seven distinct 3D geological domains in GEMCOM GEMSTM software. These domains were further sub-divided for the purposes of Mineral Resource estimation to reflect different depth intervals and, in one case, differences in grade based on LDD sampling information. The 3D geological modeling of Tuzo proceeded in multiple stages: 1) models from surface to 300 mbs in 2002; 2) revision of models to 354 mbs in 2007 (Seghedi and Maicher, 2007); and 3) extension and revision of models from 300 mbs to 564 mbs following additional drilling in 2011/2012 (Mann, 2013).

As part of the Tuzo Deep study, the model for Tuzo Deep Upper (TZDu; 300 to 354 mbs1) was updated and a new model generated for Tuzo Deep Lower (TZDl; 354 to 564 mbs; Chuchra, 2013). The updated Tuzo Deep geological model includes two kimberlite domains (TKt and HK), country-rock breccia with kimberlite (CRXBX), the lower portion of a large granite block / breccia zone extending into TZDu (RAFT_TZDu), and two large isolated blocks of granite (CRX1 and CRX2). The TKt and HK domains in Tuzo Deep correspond with the TKt2 and HK domain in Tuzo Upper, respectively. The CRXBX and CRX domains in Tuzo Deep do not have any equivalent units modelled in Tuzo Upper.

The models for Tuzo Upper are unchanged from those used for the 2010 Feasibility Study (Johnson, et al., 2010).

The data and observations made from detailed logging of drill core as well as petrographic, geochemical and mineralogical analysis following the 2011/2012 drilling were used to demonstrate geological continuity of domains between Tuzo Upper and Tuzo Deep. More specifically, they indicate that the main kimberlite units are derived from magmas of very similar composition. Apparent variations in diamond grade within and between geology domains at Tuzo are likely influenced by two key geological controls, dilution and textural modification.

1 The original modelling and estimation work undertaken on Tuzo Deep by DBC, as well as the data provided to MSC in this regard, was done on the basis of a boundary between Tuzo Deep Upper (TZDu) and Tuzo Deep Lower (TZDl) at 354 mbs. Hence the data summarised in this report is largely presented on this basis. For the purpose of the final resource statement by DBC (April 4, 2013), the lower boundary of TZDu was modified slightly to 360 mbs to ensure that the boundary corresponded with one of the mining levels and hence to simplify the mine planning process.

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1.5	Mineral Resource Estimate

An updated estimate of the volume, tonnes and grade of Tuzo Deep was generated on the basis of the above-described work by DBC on behalf of the GKJV. Volume estimates are derived from the updated geological solids models for Tuzo Deep. For the upper portion of Tuzo Deep (Tuzo Deep Upper) tonnage estimates are based on revised volumes combined with local estimates of bulk density. The latter were derived from the original block model of bulk density developed for the 2009 Mineral Resource estimate (Brisebois et al., 2009), updated where necessary for blocks that were assigned to different geological domains following updates to the internal geology model. For the lower portion of Tuzo Deep (Tuzo Deep Lower) the total estimated resource volumes defined by the new geological model were converted to total tonnes based on zonal (average per geological domain) estimates of bulk density, derived by averaging the bulk density values for samples from each domain.

Diamond grade estimates for Tuzo Deep Upper (TZDu) are based on the previous local (block model) estimates for this portion of the pipe (as reported in the 2009 NI 43-101 report; Brisebois et al., 2009), but updated to reflect changes to the geological model resulting from the Tuzo Deep program. Grades for blocks that were not affected by the change in geology model were kept unchanged. Blocks affected by the adjustments to the geology model were updated as follows:

•	Blocks re-assigned to HK and CRXBX were assigned their respective zonal (domain average) grade;
•	Blocks re-assigned to TKt were assigned the average block grade of other blocks of TKt occurring on the same bench (level).

The updated block model for TZDu is considered by MSC to constrain the average zonal grade for this portion of the deposit at a confidence level appropriate for an Indicated Resource (CIM, 2010). However, due to the low density of microdiamond sampling in this portion of the Mineral Resource, as well as significant uncertainty in the geological model (in particular the size and distribution of large granite waste blocks), MSC does not consider the model to reliably represent grade variability on a local scale and suggests that no reliance should be placed on these local estimates (e.g. mining bench scale variations in grade) for mine planning purposes.

Zonal grade estimates were generated by DBC for Tuzo Deep Lower (TZDl). These are modelled grades derived using a well-constrained model of the diamond size frequency distribution (SFD) for the Tuzo body. For each of the main geological domains defined in TZDl, average grades were estimated by fitting the modelled Tuzo SFD to grade-size information from microdiamond and macrodiamond samples representing the domain. For this purpose, the data from samples of TZDl were combined with those from the equivalent domains in TZDu and Tuzo Upper. The diamond sample data used for grade modelling were adjusted to account for variations in dilution between the different resource zones (i.e. between Tuzo Upper and Tuzo Deep) as well as between the microdiamond samples and the domains that they represent (e.g. on average, microdiamond samples from Tuzo Deep were found to have less dilution than the average for the domains that they represent).

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The updated Mineral Resource estimate for Tuzo Deep (300 to 564 mbs) is provided in Table 1-1 below. The estimate is stated at a 1.0 mm bottom cut-off and has been classified based on current CIM definitions standards for reporting of Mineral Resources and Reserves (CIM, 2010). Estimates exclude the granite raft (0.4 Mt) and the country-rock breccia (CRXBX; 0.3 Mt) from the TZDu estimate and the country-rock breccia (CRXBX; ~2.0 Mt) and modelled large granite blocks (CRX; < 0.05 Mt) from the TZDl estimate; these are highly diluted and regarded as avoidable waste.

In finalising the Mineral Resource statement for Tuzo Deep, DBC adjusted the lower boundary of the TZDu Mineral Resource to correspond with the nearest mining level at 360 mbs. Hence the volume, tonnage and carat estimates for TZDu and TZDl have been adjusted slightly.

Table 1-1: Summary of the Tuzo Deep Mineral Resource estimate. Grades and carats are estimated for a 1.0 mm bottom cut-off. Mm3 = millions of cubic metres; Mt = millions of tonnes; Mct = millions of carats; cpht = carats per hundred tonnes; mbs = metres below surface. Volumes, tonnes and carats are rounded to the nearest 100,000.

Resource zone	Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
TZDu (300 to 360 mbs)	Indicated	1.5	3.6	6.0	167
TZDl (360 to 564 mbs)	Inferred	3.7	8.9	14.4	161

MSC has conducted a detailed review of the data and methods used to derive the updated Mineral Resource estimate for Tuzo Deep and verified that the estimates provided in Table 1-1 are valid and reliable within the limits of uncertainty of Indicated and Inferred Resources, respectively.

The existing Mineral Resource estimate for Tuzo Upper (0 to 300 mbs) is reproduced (from Brisebois et al., 2009) in Table 1-2 below. The estimate is stated at a 1.0 mm bottom cut-off and classification is consistent with current CIM definition standards for reporting of Mineral Resources and Reserves (CIM, 2010). The estimate excludes the modelled 0.6 Mt granite raft that occurs in the lower portion of the Tuzo Upper Mineral Resource.

Table 1-2: Summary of the Tuzo Upper Mineral Resource estimate. Grades and carats are estimated for a 1.0 mm bottom cut-off. Mm3 = millions of cubic metres; Mt = millions of tonnes; Mct = millions of carats; cpht = carats per hundred tonnes; mbs = metres below surface. Volumes, tonnes and carats are rounded to the nearest 100,000.

Resource zone	Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Upper (0 to 300 mbs)	Indicated	5.1	12.2	14.8	121

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MSC has not conducted a detailed verification of the basis for the Tuzo Upper Mineral Resource estimate. However, based on a review of the methods and data described in Brisebois et al. (2009), as well as data and other relevant documents provided by DBC, MSC is satisfied that the methods used are appropriate and the results reliable within the levels of uncertainty of an Indicated Resource.

1.6	Conclusions and recommendations

Recently completed evaluation work undertaken by De Beers Canada (on behalf of the Gahcho Kué Joint Venture) on the deep portion of the Tuzo kimberlite (Tuzo Deep) provides a basis for increased confidence and reclassification of the portion of the deposit between 300 and 360 mbs (Tuzo Deep Upper) as an Indicated Resource, as well as the definition of a new Inferred Resource for the portion of the deposit (Tuzo Deep Lower) between 360 and 564 mbs.

The Mineral Resource estimate for the upper portion of the Tuzo kimberlite (0 to 300 mbs; Tuzo Upper) remains unchanged from that originally reported in 2009 (Brisebois et al., 2009) and has been reproduced in this report for the sake of completeness.

Enhanced confidence in the Tuzo Deep Mineral Resource estimate can be achieved via additional core drilling and microdiamond sampling. In order to achieve this, a series of vertical HQ-sized core holes would be required to provide an approximately even spatial coverage of the pipe at depths below 300 mbs. This would allow for better constraints on the overall pipe shape and volume, more tightly defined internal geological subdivisions, a better understanding of the distribution and amount of dilution by large granite blocks, and a significant amount of additional microdiamond data to support grade estimates. It is expected that such a program would allow for local estimation of grade in Tuzo Deep Upper (using a similar approach to that used for the Tuzo Upper Mineral Resource estimate) and will significantly enhance confidence in the Mineral Resource estimate for Tuzo Deep Lower.

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2	Introduction

This report has been prepared by Mineral Services Canada Inc. (MSC) on behalf of Mountain Province Diamonds Inc. (MPD) for the purpose of providing a Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report documenting an updated Mineral Resource estimate for the deep portion of the Tuzo kimberlite (Tuzo Deep), part of the Gahcho Kué Project, Northwest Territories, Canada (Figure 1-1). The Gahcho Kué Project is a joint venture (Gahcho Kué Joint Venture or GKJV) between De Beers Canada Inc. (DBC) and MPD, and is operated on behalf of the joint venture by DBC.

A Mineral Resource estimate for the Tuzo kimberlite was previously undertaken by the GKJV as part of the evaluation of the Gahcho Kué Project as a whole. This estimate was documented in a NI 43-101 compliant report in 2009 (Brisebois et al., 2009) and subsequently used as a basis for a Feasibility Study undertaken in 2010 (Johnson et al., 2010). The estimate outlined an Indicated Resource from surface to a depth of 300 metres below surface (mbs), and an Inferred Resource from 300 to 354 mbs.

Subsequent to the 2009 Mineral Resource estimate, additional work, referred to here as the Tuzo Deep program, has been undertaken by the GKJV with a view to extending the Mineral Resource to a depth of 564 mbs. This program, undertaken by DBC on behalf of the GKJV, was completed in early 2013 resulting in a revised Mineral Resource estimate for Tuzo Deep, extending from 300 to 564 mbs. The Tuzo Deep program did not provide any significant additional information relevant to the upper portion of the Tuzo kimberlite (0 to 300 mbs, referred to in this report as Tuzo Upper) and the Mineral Resource estimate for this portion of the deposit remains unchanged from that reported in 2009 (Brisebois et al., 2009). At the effective date of this report (July 2, 2013), the updated Mineral Resource estimate for Tuzo Deep has not been converted to a Mineral Reserve.

MSC has undertaken a detailed review of the updated Mineral Resource estimate for Tuzo Deep, as documented in this report. For the sake of completeness, the current Mineral Resource estimate for Tuzo Upper, as reported by Brisebois et al. (2009), has been restated as well. While MSC has not undertaken a full due diligence review of the Tuzo Upper Mineral Resource estimate, we have reviewed the available documentation and data, and believe it to be accurate.

This report has been prepared in accordance with NI 43-101 Standards for Disclosure for Mineral Projects (June 30, 2011) and includes Items 1 to 14 and Items 23 to 27 (Sections 15 to 19 of this report), as defined in Form 43-101F1. Although Gahcho Kué is an advanced project, Mineral Reserve estimates and other detailed studies relevant to advanced projects (i.e. as required for Items 15 to 22 in Form 43-101F1) have not been undertaken on Tuzo Deep, the subject of the Mineral Resource update documented herein. Thus Items 15 to 22 of Form 43-101F1 are not included in this report. Previous detailed work in support of the Feasibility Study undertaken on the Gahcho Kué Project in 2010, encompassing the previously reported Mineral Resource for the upper portion of the Tuzo kimberlite (0 to 300 mbs) has been documented in a NI 43-101 compliant technical report by Johnson et al. (2010).

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2.1	Sources of information

Detailed review and documentation of the Tuzo Deep Mineral Resource update has been undertaken on the basis of information provided to MSC by DBC; including: project reports and other documentation; a GEMCOM GEMSTM project; and digital data provided in the form of Excel spreadsheet files. Specific information sources are referenced in the relevant sections below.

Documentation of the Tuzo Upper Mineral Resource estimate is based entirely on previous NI 43-101 reports (Brisebois et al., 2009; Johnson et al., 2010) but has been verified based on data provided by DBC.

2.2	Qualified persons and site visits

The Qualified Person responsible for preparation of the majority of this report (all sections excluding Sections 14.1.9 and 14.2.8) is Tom Nowicki (P.Geo.). Michael Makarenko (P.Eng.) is the Qualified Person responsible for Sections 14.1.9 and 14.2.8, relating to demonstration of reasonable prospects for economic extraction.

Tom Nowicki undertook a visit to the project site in the Northwest Territories on 11 April 2013 and to the DBC core storage facility in Sudbury, Ontario from the 6th to 8th of May, 2013.

3	Reliance on other experts

3.1	Mineral tenure

The QP’s for this report are not qualified to provide an opinion on the legal status or ownership of the Tuzo Project, mineral tenure or the underlying property agreements. In summarising these aspects of the project (Sections 4.3, 4.4, 4.5, 4.6 and 4.7) the authors have relied upon information provided in previous NI 43-101 reporting on the project (Brisebois et al., 2009; Johnson et al., 2010), examination of lease documents provided by the Northwest Territories Mining Recorders office (see Section 4.3) and information provided by the website for the Mackenzie Valley Review Board.

3.2	Diamond valuations

Diamond value information has been incorporated into the assessments of reasonable prospects for economic extraction summarised in Sections 14.1.9 and 14.2.8, completed by JDS Energy and Mining Inc. (JDS). In using these values, JDS has relied on information provided by De Beers (Diamond Trading Company marketing division) and WWW International Diamond Consultants (WWW). WWW are recognised international leaders in the field of diamond valuation and the Diamond Trading Company (DTC) is the rough diamond distribution arm of the De Beers Group and the world’s largest supplier of rough diamonds. Hence the QP’s for this report believe it is reasonable to rely on diamond values provided from these sources.

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4	Property description and location

This section is largely derived from Section 4 of Brisebois et al. (2009), modified slightly to reflect changes that occurred following publication of that report and to exclude content that is not relevant to the Tuzo kimberlite. MSC has reviewed the material presented herein and considers it to be accurate.

4.1	Location

The Gahcho Kué project is located at the informally-named Kennady Lake, approximately 300 km east-northeast of Yellowknife in the District of Mackenzie, Northwest Territories, Canada, at the approximate latitude of 63.26.16 and longitude 109.12.05W (Figure 1-1).

The project is located 150 km south-southeast of the Diavik and Ekati diamond mines at Lac de Gras, operated by Rio Tinto PLC and Dominion Diamonds, respectively, and 80 km east-southeast of the Snap Lake mine operated by De Beers.

The Gahcho Kué Project comprises several kimberlite pipes and dykes, including Tuzo; Hearne North and South; 5034 West, Central and North-East; 5034 South Pipe; 5034 North Pipe; Wallace; Dunn Sheet and Tesla. Only the 5034, Hearne, and Tuzo pipes are adequately explored to allow estimation of Mineral Resources. A number of other kimberlite occurrences including Dunn Sheet and Wallace were explored, but currently have insufficient data to support Mineral Resource estimation.

4.2	Tenure History

The Gahcho Kué Project was part of a larger group of mining claims, known as the AK property, which currently consists of four remaining mining leases (Figure 4-1 and Table 4-1). The AK property was initially staked in 1992 by Inukshuk Capital Corp., and optioned to Mountain Province Mining Inc. (now Mountain Province Diamonds, Inc. – MPD) later the same year.

On staking; the project covered about 520,000 ha, and included the AK and CJ claims. The CJ claims substantially lapsed in November 2001, and the remaining CJ claims lapsed on August 17, 2002, leaving only the AK claims as current.

Additional partners in the AK property included Camphor Ventures Inc. (Camphor Ventures), and 444965 B.C. Ltd, a subsidiary company of Glenmore Highlands Inc. (Glenmore Highlands). At the time, Glenmore Highlands was a controlling shareholder of Mountain Province Mining Inc. as defined under the Securities Act of British Columbia. The Glenmore Highlands subsidiary amalgamated with MPD in 1997, and Camphor Venture’s interest in the AK property was acquired by MPD during 2007.

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In 1997, Monopros (now De Beers Canada) joint ventured the property. The currently applicable agreements between the partners are summarized in Section 4.4.

Figure 4-1: Map showing the mining lease area for the Gahcho Kué Diamond Project. Red box outlines the GKJV mining leases. Additional sliver claims held by DeBeers / MPV / GGL Diamond Corp. are indicated in green.

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Table 4-1: Summary of mining leases on the Gahcho Kué Project.

Number	Lease NTS Sheet	Tenure Type	Acres leased	Date Granted	Expiry Date	Holders and Ownership Percentages

Gahcho Kué Project
4199	075N06	Mining Lease	2,607	15-Jul-02	15-Jul-23	De Beers Canada Inc. on behalf of the GKJV. The participating interest of each of the GKJV parties is governed by the 2002 Joint Venture Agreement which is registered against the mineral claims. Interests in the GKJV are De Beers Canada Inc. (51%), Mountain Province Diamonds Inc. (49%)

4200	075N06	Mining Lease	2,579	15-Jul-02	15-Jul-23	De Beers Canada Inc. on behalf of the GKJV. The participating interest of each of the GKJV parties is governed by the 2002 Joint Venture Agreement which is registered against the mineral claims. Interests in the GKJV are De Beers Canada Inc. (51%), Mountain Province Diamonds Inc. (49%)

4201	075N06	Mining Lease	2,590	15-Jul-02	15-Jul-23	De Beers Canada Inc. on behalf of the GKJV. The participating interest of each of the GKJV parties is governed by the 2002 Joint Venture Agreement which is registered against the mineral claims. Interests in the GKJV are De Beers Canada Inc. (51%), Mountain Province Diamonds Inc. (49%)

4341	075N06	Mining Lease	2,577	17-Jul-02	17-Jul-23	De Beers Canada Inc. on behalf of the GKJV. The participating interest of each of the GKJV parties is governed by the 2002 Joint Venture Agreement which is registered against the mineral claims. Interests in the GKJV are De Beers Canada Inc. (51%), Mountain Province Diamonds Inc. (49%)

Total			10,353

“Sliver” Claims
4730	075N06	Mining Lease	4.92	1-Apr-05	1-Apr-26	De Beers Canada Inc. on behalf of a JV between De Beers (55.5%), MPV (24.5%) and GGL Diamond Corp. (20%). The participating interest of each of the JV parties is governed by the 2006 Joint Venture Agreement which is registered against the mineral claims.

4731	075N06	Mining Lease	5.76	1-Apr-05	1-Apr-26	De Beers Canada Inc. on behalf of a JV between De Beers (55.5%), MPV (24.5%) and GGL Diamond Corp. (20%). The participating interest of each of the JV parties is governed by the 2006 Joint Venture Agreement which is registered against the mineral claims.

4732	075N06	Mining Lease	0.84	1-Apr-05	1-Apr-26	De Beers Canada Inc. on behalf of a JV between De Beers (55.5%), MPV (24.5%) and GGL Diamond Corp. (20%). The participating interest of each of the JV parties is governed by the 2006 Joint Venture Agreement which is registered against the mineral claims.

Total			12

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4.3	Mineral Tenure

The Gahcho Kué Project comprises four mining leases, 4199, 4341, 4200 and 4201, covering a total area of 10,353 acres (Figure 4-1 and Table 4-1). The mining leases are 100% owned by DBC who holds them on behalf of the GKJV. The participating interest of each of the GKJV parties is governed by the 2002 joint venture agreement, which is registered against the mineral leases (see Section 4.4). Immediately to the south, and adjoined with the Project mining leases are three “sliver claims”, mining leases 4732, 4730 and 4731 (Figure 4-1). The leases have a total area of 11.52 acres, and are also 100% owned by DBC who holds them on behalf of a joint venture between DBC, MPD and GGL Diamond Corp created in February 2006 (see Section 4.4). The Tuzo kimberlite is entirely within mining lease 4200.

All mining leases were legally surveyed by licensed surveyors.

Annual lease payments, payable to the Receiver General Canada (Northwest Territories, c/o Mining Recorders Office), comprise $1.00 per acre for the duration of the 21-year lease period. Payments increase to $2.00 per acre if a second 21-year term is granted after application to the Northwest Territories Mining Recorder for the extension. Payments for the leases for 2013 totalled $10,364, and a similar amount is expected for each succeeding year.

MSC has reviewed lease documents provided at request by the Northwest Territories Mining Recorders office. Those documents indicate that all of the leases are valid at the effective date of this report and that the expiry dates for the leases are as presented in Table 4-1.

4.4	Agreements

The Monopros Ltd. Joint Venture Agreement, dated 6 March 1997, was entered into between Monopros Ltd. (Monopros; a wholly-owned Canadian subsidiary of De Beers Consolidated Mines and now known as De Beers Canada Inc.), MPD, and Camphor Ventures. The parties amended the Monopros Ltd. Joint Venture Agreement in 2000, as a result of agreements reached at a meeting on 8 March 2000.

An updated and expanded JV Agreement between DBC and MPD, signed on 24 October 2002, became effective on 1 January 2002. This agreement provides that DBC could earn up to a 55% interest in the project by funding and completing a positive definitive Feasibility Study. The agreement also provides that DBC could earn up to a 60% interest in the project by funding development and construction of a commercial-scale mine.

MPD acquired Camphor Ventures’ interest in the joint venture in 2007.

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An updated and amended JV agreement between DBC and MPD was executed effective 3 July 2009. The JV agreement superseded the previous JV agreements and is still current. The agreement maintains the project ownership at 51% DBC and 49% MPD. Each party is responsible for funding their respective share of the project development costs from 1 January 2009 onward, and each party shall receive a proportional share of the diamond production.

The amended agreement also sets forth the amount of “allowable” expenses of exploration work between 8 March 2000 and 31 December 2008, previously funded by DBC, and sets forth a repayment schedule by MPD to DBC for their 49% share of the allowable expenses. The repayment schedule is triggered by milestone events with the final payment being made on the due date, which is defined as 15 months after the start of commercial production.

A joint venture agreement was signed between DBC, MPD and GGL Diamond Corporation on 28 February 2006, under which MPD has an interest in the three sliver claims (see Table 4-1). This agreement is still current.

4.5	Surface Rights

Crown lands are lands owned by the federal or provincial governments. Authority for control of these public lands rests with the Crown. Crown land and Commissioner’s land are both types of public lands. The Federal Government manages and administers Crown land in Canada. In the Northwest Territories, Indian and Northern Affairs Canada (INAC) is responsible for the majority of Crown land. Commissioner’s land is managed and administered by the Government of the Northwest Territories, and specifically, by the Department of Municipal and Community Affairs (MACA).

Administration of Crown lands, including minerals for the Northwest Territories and Nunavut, is based on the Territorial Lands Act (TLA) and its regulations. The Regulations under the TLA that deals with Mineral Tenure, leasing and royalties, are the Northwest Territories and Nunavut Mining Regulations (NTNMRs), formerly known as the Canada Mining Regulations (CMRs). Under the current NTNMRs, a party may prospect for minerals and stake mineral claims on any Crown lands covered under the TLA, including lands in and around the area of the Mackenzie Valley.

A surface lease is required under the Territorial Lands Act if a project will require the use of Crown land anywhere in the NWT for longer than two years. A surface lease does not convey ownership to the minerals on or under the leased property. Those minerals require a mineral lease (refer to Section 4.3). The first step to acquire a surface lease is to submit an application for use of Crown Land. For activities taking place in the Mackenzie Valley on Crown land, applications are made to the Mackenzie Valley Land and Water Board. The Mackenzie Valley, as defined in the Mackenzie Valley Resource Management Act, includes all of the Northwest Territories, with the exception of the Inuvialuit Settlement Region and the Wood Buffalo National Park.

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The Gahcho Kué Project is operated under a Class A Land Use Permit (permit number MV2008C0022 expiry date 22 April 2014) and a Class B Water License (permit number MV2003L2-0005, expiry date 22 April 2014). Amendments to the Class A Land Use Permit (MV2008C0022) were requested by DBC in August 2012 and granted by the MVLWB in September 2012. Corrections to the Class B Water License (MV2003L2-0005) were made by the MVLWB in April 2010. All water use fees and permitting fees are paid and up to date on both the Class A Land Use Permit and the Class B Water License.

Surface rights for construction of a diamond mine, including a plant, access roads, airstrip, and accommodation have not been granted. Development of such infrastructure will require the approval of a submitted Environmental Impact Review (EIR), discussed in Section 4.7 of this Report.

4.6	Permits

4.6.1	Exploration Programs

Exploration programs to date were conducted under the permits obtained from the appropriate authority, including:

•	Indian and Northern Affairs Canada – Class A Land Use Permit
•	Indian and Northern Affairs Canada – Type B Water License
•	Worker’s Compensation Board (WCB), Mine Health and Safety – Drilling Authorization
•	Indian and Northern Affairs Canada – Quarry Permit
•	Indian and Northern Affairs Canada – Registration of fuel storage tanks
•	Prince of Wales Northern Heritage Centre – Archaeology

4.6.2	Future Development

The Gahcho Kué Project is being reviewed and permitted under the Mackenzie Valley Resource Management Act (the Mackenzie Valley Act). A list of the permits that may be required for project development as identified in Johnson et al. (2010) are presented in Table 4-2. Requests have been made by MSC to the Northern Projects Management Office (NPMO) of the Canadian Northern Economic Development Agency (CNEDA) for indications of any substantive changes to the permitting, licensing and authorizations required since 2010, and a response is pending. At present, the GKJV has a valid Class A Land Use Permit (expiry 22 April 2014), and Class B Water License (expiry 22 April 2014). No permits have been issued for the Construction/Operation/Closure Phase.

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Table 4-2: Major regulatory permits, licenses and authorizations required for the Gahcho Kué Project.

Authorization/Permit	Legislation	Agency	Tenure

Planning, Design & Preparation for Environmental Assessment Phase & Environmental Monitoring

Archaeological Research Permit	NWT Archaeological Resources Act	Prince of Wales Northern Heritage Centre, Department of Education, Culture and Employment, GNWT	Annually as needed for archaeological research during any phase that research is deemed necessary.

Wildlife Research Permit	NWT Wildlife Act	Department of Resources, Wildlife and Economic Development, GNWT	Permit will be needed long-term for each phase of mine life for a wildlife monitoring plan. Permits are issued annually.

Scientific Research License	NWT Research Act	Aurora Research Institute	As needed for Socio-economic and Traditional Knowledge field work and investigations. Licenses are issued annually.

Scientific Research Permit	NWT Research Act	Aurora Research Institute	As needed for aquatic and wildlife effects monitoring plans. Permits are issued annually.

Fisheries Research License	Fisheries Act	Fisheries and Oceans Canada	As needed for aquatic and wildlife effects monitoring plans. Permits are issued annually.

Construction/Operation/Closure Phase

Land Lease License of Occupation	Territorial Lands Act Regulations Real Property Act	Indian and Northern Affairs Canada	Long-term license needed for project life. Maximum 21 year lease for winter access road then renewal to cover final years.

Mining Lease	Territorial Lands Act Canada Mining Regulations	Mineral and Petroleum Resources Directorate, Indian and Northern Affairs Canada	Long-term license needed for project life. Initially issued for 21 years; renewable for an additional 21 years.

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Table 4-2 continued: Major regulatory permits, licenses and authorizations required for the Gahcho Kué Project.

Authorization/Permit	Legislation	Agency	Tenure

Construction/Operation/Closure Phase (continued)

Class A Water License	Mackenzie Valley Resource Management Act Northwest Territories Water Act Northwest Territories Water Regulations	Mackenzie Valley Land and Water Board	Long-term license needed for project life. Issued in first year of mine for five years; renewable for additional years to cover remaining phases of mine life (License tenure in renewals may be variable as dictated by the MVLWB).

Type A Land Use Permit	Mackenzie Valley Resource Management Act Mackenzie Valley Land Use Regulations	Mackenzie Valley Land and Water Board	Long-term license needed for project life. Permits generally issued for five years, possibility for extension to seven years with renewal thereafter.

Quarry Permit	Territorial Lands Act Territorial Quarrying Regulations	Indian and Northern Affairs Canada	Long-term permit needed for use of quarry. Permit to be issued annually.

Operations & Safety Plan Approval	NWT Mine Health and Safety Act NWT Mine Health and Safety Regulations	GNWT, Chief Inspector, Workers Compensation Board	Long-term approval needed for construction and operation phases of mine (approximately 20 years). Approval is granted at start of mine with annual review thereafter.

Section 35(2) Authorization	Fisheries Act	Fisheries and Oceans Canada, Fish Habitat Management	At each stage of renewal of water license or land use permit, if fish habitat is harmfully altered, disrupted, or destroyed.

Water Intake Authorization	Fisheries Act	Fisheries and Oceans Canada, Fish Habitat Management	Long-term authorization needed for all phases of mine until closure is complete.

Approval for Constructing Works in a Navigable Water	Navigable Waters Protection Act	Fisheries and Oceans Canada, Canadian Coast Guard	Long-term authorization needed for all phases of mine until closure is complete.

Explosives Manufacture, Storage, Handling; Magazine Permits, Permit to Store Detonators	Explosives Act and Regulations NWT Mine Health and Safety Regulations	Department of Natural Resources Canada GNWT, Chief Inspector, Workers Compensation Board	Long-term authorization needed for all phases of mine until closure is complete.

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4.7	Environment

4.7.1	Baseline studies

Baseline studies were ongoing on the Property since 1995, and are summarized in Table 4-3. Study area boundaries were established for land, water, air, vegetation, wildlife, fisheries and archaeology. Archaeological sites identified will be protected; no known site is threatened by the proposed development.

Table 4-3: Baseline studies completed at the Gahcho Kué Project.

Year	Study

Heritage (archaeological and historic resources)
1996	Heritage overview
1998	Heritage overview of winter construction areas
2000	Heritage overview of winter road
2002	Heritage assessment
2004	Heritage reassessment of Gahcho Kué site and winter road route

Socio-Economic
1998	Non-traditional resource use desktop study
2004	Socio-economic baseline desktop study

Air Quality & Noise
2004 and 2005	Air quality baseline study; background noise at two sites within Gahcho Kué project area

Climate
1995 to 2002	Temperature, relative humidity, precipitation, wind speed and direction, net solar radiation, snow density at 15 stations
2003 to 2005	Added instruments to measure temperature and relative humidity gradient, continued measurements as above

Hydrology
1996	Water levels at 11 stations
1999	Water levels at 3 automated stations plus periodic discharge
2000	Additional automated station added
2001	Two additional automated stations added
2004	Seven automated stations plus periodic discharge on main drainage and tributaries; surveys in local study area (LSA), regional study area (RSA) and winter road route; snow surveys at Gahcho Kué; wind-generated currents on Kennady Lake

Hydrogeology
1996	Seven boreholes with packer tests at 5034, 20 m to 155 m; hydraulic conductivity; geochemistry from kimberlite and granite
2004	Two deep (>300 m) and several shallow boreholes; hydrogeological flow model and groundwater chemistry

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Table 4-3 continued: Baseline studies completed at the Gahcho Kué Project.

Year	Study

Acid Rock Drainage/Metal Leaching
1999	Petrography from one core
2002	Survey level geochemistry program 5034 and Hearne
2004	Fill-in level Acid-Base Accounting (ABA)/ML and selected humidity cell and column tests

Water Quality
1995 to 1997	Baseline water quality over the site; spring-summer-fall
1998 to 1999	Kennady Lake and reference water bodies; temperature and dissolved oxygen added
2001	Continuation of 1999 program plus sediment sampling

Aquatics
1996 to 2001	Baseline aquatic surveys: fish, benthos, plankton, habitat in Kennady Lake and reference lake
2001	Baseline limnological survey
2004	Fish surveys: late winter, spring, summer, fall; tagging and radio tagging for migration; DO measurements; limnology of small lakes; stream habitat surveys

Terrain, Geology & Soils
1996	Overburden geotechnical study
1997	Ground thermal regime
1998	As part of vegetation and habitat survey at Kennady Lake
1999	Geology of Hearne North and South; altered granodiorite; seismic survey
2000	Alkaline rock drainage potential; baseline studies
2004	LSA and RSA surveys including Gahcho Kué and winter road route

Vegetation & Biodiversity
1996	Environmental baseline study
1998	Vegetation and habitat survey, Ecological Land Classification (ELC) mapping
2000	Environmental baseline study
2004	LSA and RSA surveys including Gahcho Kué and winter road route; rare plant survey

Wildlife & Habitat
1998	Baseline wildlife survey; overview habitat survey
1999	Caribou count at Kennady Lake; esker wildlife study
2000	Environmental baseline survey
2001	Baseline wildlife survey
2002	Waterfowl and breeding bird surveys; spring and fall caribou surveys
2004 to 2005	Baseline surveys spring, summer, fall; late winter track count; aerial and esker surveys; upland breeding birds; raptors; waterfowl breeding and nesting; wolverine, grizzly bear population counts

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4.7.2	Future Development

DBC, on behalf of GKJV, filed applications with the Mackenzie Valley Land and Water Board (MVLWB) in November 2005 for a Class A Water License (MV2005L20015) and a Type A Land Use Permit (MV2005C0032) to construct a diamond mine at Kennady Lake.

On 1 December 2005, the MVLWB deemed the applications complete and notified the Mackenzie Valley Environmental Impact Review Board (MVEIRB) that it had started a preliminary screening. On 22 December 2005, Environment Canada referred the proposed development to the MVEIRB for an environmental assessment (EA).

The MVEIRB initiated the EA on 4 January 2006. On 12 June 2006, the MVEIRB concluded that the proposed Project would likely cause significant public concern and ordered that the GKJV conduct an Environmental Impact Review (EIR) for the proposed development pursuant to the Act. The MVEIRB issued its “Reasons for Decision and Report of Environmental Assessment for the De Beers Gahcho Kué Diamond Mine, Kennady Lake, NWT” on 28 June 2006.

On 28 July 2006, GKJV requested that the NWT Supreme Court conduct a judicial review on the MVEIRB’s decision. The Supreme Court heard the application on 22 November 2006 and upheld the MVEIRB’s decision for an EIR process on 2 April 2007. The MVEIRB notified potential parties and the public of the continuation of the EIR process on 20 April 2007.

In May 2007, the MVEIRB released the draft Terms of Reference for the Environmental Impact Statement (EIS) and appointed the Gahcho Kué Environmental Impact Review Panel (the Gahcho Kué Panel). The Gahcho Kué Panel is an independent body consisting of seven members. It is responsible for assessing the potential impacts of the proposed Project. A final Terms of Reference for the EIS was released on 5 October 2007. The GKJV delayed final preparation and filing of the EIS to coordinate the EIS preparation and documentation with the Feasibility Study project development plans. A revised project description was completed in early 2010, and the EIS was submitted to the MVEIRB and Gahcho Kué Panel for review on 23 December 2010.

After the GKJV filed the EIS, the Gahcho Kué Panel assessed the proposed project using the EIS and other relevant information. The Gahcho Kué Panel conducted a conformity check of the EIS and, in August 2011, determined that the terms of reference were met. A technical review by the MVEIRB commenced in late 2011, during which time information requests were issued and processed, and the public registry was reviewed. Technical and public hearings were concluded in December 2012. The public record for the Gahcho Kué De Beers Canada Project was closed January 2013, and a report on the Environmental Assessment/Impact Review (EIR) was released on 19 July 2013. Key documents from the reviewing process are available at the website for the Mackenzie Valley Review Board (See: http://www.reviewboard.ca/registry/project.php?project_id=37).

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In the report, the Gahcho Kué Panel found that while the Project has the potential to cause significant adverse impacts to the environment, the measures and follow-up programs the Gahcho Kué Panel has recommended will ensure that no significant adverse impacts will result from the Project. The Panel requires measures and a follow-up program to reduce potential adverse impacts to barren ground caribou so that the impacts are no longer significant. Although significant adverse impacts were not identified for water, fish, species at risk and wildlife other than caribou, aquatic life and socio-economic impact, follow-up programs are also required for these valued components because of uncertainty in the predicted impacts. The Gahcho Kué Panel concluded that the Project should proceed to the regulatory phase for permits and licenses, subject to the measures and follow-up programs set out in the EIR report, and on condition that the developer implements commitments made during the EIR.

The Gahcho Kué Panel sent a letter on 19 July 2013 to the minister of Aboriginal Affairs and Northern Development Canada recommending, pursuant to sub-section 134(2) of the Mackenzie Valley Resource Management Act, that the proposed development be allowed to proceed subject to implementation of the measures and follow-up programs described in the report. The Minister will now distribute the Gahcho Kué Panel’s report to every responsible minister for consideration. Upon consideration, the ministers may issue a decision on whether the proposed development will proceed to permitting, and if so, under what conditions.

With the Gahcho Kué Panel’s recommended approval, and pending any decisions from responsible ministers, the Project will then enter a second licensing phase. GKJV will make applications for the many licenses, permits, and authorizations that fall under federal and territorial jurisdictions (see Table 4-2). The Project will require permits for long-term land tenure through a land lease. The GKJV will return to the MVLWB to re-activate the application for the Class ‘A’ Land Use Permit and the Class ‘A’ Water License.

4.7.3	Rehabilitation

Previous technical reports indicate that GKJV estimated rehabilitation costs associated with dismantling the current camp infrastructure, remediation of waste and drill cutting and containment bonds, and areas that were subject to exploration and drilling programs, to be approximately $12 M. A detailed cost-estimate for mine closure and reclamation presented in the Feasibility Study conducted by JDS Mining and Energy (Johnson et al., 2010) indicate total costs of approximately $19.1 M. No revised estimates have been provided by the GKJV for the present Report and MSC has not done any work to verify the estimates summarised above.

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5	Accessibility, climate, local resources, infrastructure and physiography

This section is largely derived from Section 5 of Brisebois et al. (2009) and modified slightly to reflect changes that occurred following publication of that report and to exclude content that is not relevant to the Tuzo kimberlite. MSC has reviewed the material presented herein and considers it to be accurate.

5.1	Accessibility

The Gahcho Kué Project occurs at the informally-named Kennady Lake (NTS map sheet 75N/6), 20 km north of the tree line with no permanent road access. A multitude of lakes provides access to the project by float-equipped planes during summer months and ski- or wheel-equipped aircraft in the winter. During winter, larger aircraft such as the Dash-7 and Super Hercules L100 Transport can operate from an artificially thickened ice landing strip on Kennady Lake.

Helicopter pads are located within the base camp to support drilling and logistical operations. During the short ‘shoulder seasons’, access to the property is via a 1,000 foot long runway established on an esker at Kirk Lake Camp located approximately 26 km north of Gahcho Kué; passengers and supplies are transferred to the site by helicopter.

During winter, a permitted 120 km winter ice road connecting the Project with the main Tibbitt Lake to Contwoyto Lake winter road is built, if required. The winter ice road supports shipment of fuel, heavy equipment, construction materials and bulk samples. The main winter road connects Yellowknife to the Ekati, Snap Lake and Diavik mines during February and March each year to the extent that weather allows. The road is operated under a Licence of Occupation by the Joint Venture Partners who operate the Ekati, Diavik, and Snap Lake mines.

5.2	Climate

As the Gahcho Kué Project is located 230 km south of the Arctic Circle, the climate is extreme and semi-arid. Temperatures range from -45˚C to +25˚C over a 12-month period. Winter normally lasts from November to May and has average temperatures of about -20˚C. Summer temperatures prevail from July to mid-September, and average about 18˚C. Freeze-up and ice break-up occur in November and June, respectively. Table 5-1 summarizes key climate data reported from site. Activities are possible on-site year round. Daylight hours range from near zero in mid-winter (winter solstice) to effectively 24 hours (summer solstice). The spring and fall equinox occur in March and September respectively, marking the period when length of daylight and darkness are equal.

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Table 5-1: Key climate data for the Gahcho Kué Project.

Item	Data
January (2.5% minimum incidence of occurrence)	-45˚C
July (2.5% maximum incidence of occurrence)	+25˚C dry bulb/+16˚C wet bulb
Maximum recorded temperature	+31˚C
Minimum recorded temperature	-54˚C
Mean temperature	-9.6˚C
Barometric pressure	95.87 kPa
Maximum wind speed	110 km/h
Average prevailing wind speed	12 km/h
Prevailing wind direction	East
Wind speed for infiltration	48 km/h

5.3	Local Resources and Infrastructure

5.3.1	Local Resources

Social and economic baseline studies were conducted. A workforce under the proposed Project budget would be sourced from the local area and from NWT regional centres.

5.3.2	Infrastructure

Camp – A 100-person exploration camp was erected on the shores of Kennady Lake near the southeast edge of the postulated future limits of the 5034 pit. Living quarters are a mixture of four-person soft-shell cabins and skid-mounted dorm units, clustered with other detached buildings, including kitchen and dining room; recreation building; office building; core storage; men’s and women’s dry; waterless toilet system; fuel storage; shops; and warehouses.

Transport – Regular shipments of consumables and materials can occur over an annual winter road and, for year-round access and deliveries, by aircraft.

Power – There is currently no electrical grid or power plant for power supply to site. Power generation for any planned mining operation is likely to be produced by an on-site diesel generation plant.

Communications – Current site communications comprise a satellite phone and internet connection.

Water – Process water for any planned mining operation may be obtained from open-pit water collection, recycling of process water, water management ponds and from re-treatment of water form waste piles. Kennady Lake is the current source of the potable water.

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5.4	Physiography

The Gahcho Kué project lies on the edge of the continuous permafrost zone in an area known as the “barren lands”, which are characterized by heath and tundra, with occasional knolls, bedrock outcrops, and localized surface depressions interspersed with lakes. Local relief is generally extremely flat. The elevation of rolling hills varies between 400 and 550 metres above sea level (masl). A thin and discontinuous cover of organic and mineral soil and glacial till deposits overlie bedrock, which is typically a few metres below surface. Some small stands of stunted spruce occur in the area. There are myriad lakes in the area. Kennady Lake, under which the kimberlite pipes lie, is a local headwater lake with a minimal catchment area, very pure water, and relatively low potential for aquatic life.

5.5	Flora and Fauna

Baseline studies of fisheries and aquatic resources of the Gahcho Kué/Kennady Lake area were conducted between 1996 and 2007. These included bathymetric surveys, shoreline, shoal, and tributary habitat assessments, sediment toxicity sampling, and limnology surveys, as well as studies to characterize the periphyton, phytoplankton, zooplankton, benthic invertebrates, and fish communities in the Kennady Lake area.

Systematic wildlife field studies were conducted for the Gahcho Kué project from 1999 to 2007. Habitat in the Gahcho Kué area represents a transition between the taiga coniferous forest and the treeless landscape of the tundra. Fauna includes red fox, arctic fox, grizzly bear, wolf and caribou (during annual migration), ptarmigan, abundant migratory bird life in summer, and clouds of mosquitoes and black flies during the height of the summer months (mid-June to mid-August).

Vegetation in the area is characteristic of low arctic tundra. Shrubs of willow and birch occur in drainages, and in some areas may reach over 2 m in height. Heath tundra covers most of the upland areas. Conifer stands occur in patchy distribution north of the tree line in lowland, sheltered areas, and riparian habitats, and are found as far north as Kirk Lake.

5.6	Seismicity

A seismic hazard evaluation of the Project area was performed to determine the potential effects of seismic loading on the dyke and plant facilities. No major earthquake is known to have occurred in the past century in the vicinity of the Project. The largest in magnitude, and the closest-known earthquake event, occurred more than 1,000 km west of the site. There was no significant seismic activity recorded within 500 km radius of the site.

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6	History

This section summarises key historical information reported by Brisebois et al. (2009) as well as exploration and development work that has occurred since 2009. MSC has reviewed the previously reported material presented herein and considers it to be accurate.

6.1	Prior ownership and ownership changes

Historically, mineral exploration in the southeastern Slave Craton focused on gold and, later, base metals within the Yellowknife Supergroup metavolcanic and metasedimentary rocks in the Walmsley Lake area. However, no previous exploration for base or precious metals within what is now the AK Property is recorded in the assessment files of DIAND. Furthermore, there is no record of diamond exploration in the AK Property area prior to its staking in 1992.

Inukshuk Capital Corp. (Inukshuk) staked the property in 1992, and Mountain Province Mining Inc. (MPD) joint ventured into the area later that year. Exploration carried out by Mountain Province Mining Inc., as operator, and Canamera Geological Ltd. (Canamera) during 1992-1993 consisted of an airborne geophysical survey and sediment sampling. The 5034 kimberlite was discovered in 1995 in the southern portion of the AK6 property.

In 1997, following a due diligence assessment, Monopros Ltd (now De Beers Canada Inc.) entered into a joint venture in the project and all subsequent work was undertaken by GKJV, the current project operator. Three additional kimberlites were discovered during the 1997 exploration period: Tesla (May 1997), Tuzo (August 1997) and Hearne (August 1997). Tesla, Tuzo, Hearne, and 5034 form the main Gahcho Kué kimberlite cluster. The Kelvin and Faraday kimberlites, located about 7 km to 12 km northeast of the Gahcho Kué cluster, the Dunn Sheet anomaly, 250 m west of 5034 and Tuzo kimberlites, and Wallace, 200 m south of 5034, were subsequently identified and outlined as a series of narrow kimberlite dykes and stringers.

In July 2012, Mountain Province Diamonds completed a plan of arrangement whereby the Kennady North project, bounding the Gahcho Kué Project to the north and east, and containing the Kelvin and Faraday kimberlites previously discovered in the AK Property area, was transferred in full to the newly-created Kennady Diamonds. There is no overlap between the Gahcho Kué Project and the Kennady Diamonds Project.

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6.2	Exploration and development work by the GKJV

6.2.1	Exploration and development from 1997 to 2008

Exploration and development work undertaken by the GKJV on the Gahcho Kué project from 1997 to 2008 included the following:

•	Sediment sampling, including glacial till, sediment and outcrop sampling;
•	Geological mapping;
•	Airborne electromagnetic (EM) and gravity surveys;
•	Ground geophysical surveys;
•	Core drilling, including large diameter core mini-bulk sampling;
•	Reverse circulation drilling, including mini-bulk and bulk sampling programs utilizing reverse-flood air-lift assist large diameter drill rigs;
•	Geotechnical, hydrogeology and civil engineering drilling;
•	Micro- and macro-diamond sample processing and analysis;
•	Diamond valuation and diamond breakage analysis;
•	Bulk density measurements;
•	Ore dressing studies;
•	Construction of density, geotechnical, and volume models;
•	Conceptual process plant design.

This work provided the basis for delineation and Mineral Resource estimation of the Tuzo, 5034 and Hearne kimberlites as well as the information required for conceptual mining studies and ultimately a Feasibility Study, completed in 2010 (see Section 6.3.3 below). Desktop studies undertaken between 2003 and 2008 that provided the basis for the 2010 Feasibility Study are summarised by Johnson et al. (2010).

6.2.2	GKJV activities 2010 to 2013

Additional work completed by the GKJV since 2010 includes:

•	Environmental Impact Statement (EIS) submitted by the GKJV Project to the MVEIRB in December 2010;
•	Airborne gravity survey over the entire project area completed in October 2011, comprising 1198 line-kilometers;
•	Drilling and sampling of the deeper portions of Tuzo (see Section 10.1 below).

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6.3	Mineral Resource and Reserve Estimates

6.3.1	2003 Technical Report (AMEC, 2003)

Mountain Province Diamonds Inc. (MPD) engaged AMEC E&C Services Ltd. (AMEC) to provide an independent Qualified Person’s review of the 2003 Mineral Resource estimate and preliminary assessment of the GKJV Project. An initial Mineral Resource estimate was completed as a part of this review to support a conceptual desktop study of the potential of these pipes. Detailed descriptions of various work projects undertaken from 1992 to 2002 are available in the report (Thurston, 2003), including the nature and results of exploration and development by the GKJV and work undertaken by previous owners/operators of the project.

The 2003 study defined Inferred Mineral Resources considered too uncertain to have economic considerations applied to them (Table 6-1). Nonetheless, a conceptual open pit mining operation, using conventional truck and shovel equipment, was outlined. A diamond recovery plant with a diamond recovery efficiency of not less than 98% by weight of free diamonds larger than the bottom cut-off size of 1.5 mm was designed, using established De Beers diamond value management principles. The conceptual study indicated that the net present value and internal rate of return were likely to be positive and supported continuing exploration and evaluation work.

Table 6-1: Gahcho Kué Project Mineral Resources Summary (1.5 mm bottom cut-off) – Thurston (2003)1. M = million; cpht = carats per hundred tonnes; ct = carat.

Pipe	Resource Category	Volume	Tonnes	Carats	Revenue (M US$)	Grade (cpht)	Average Diamond Value (US$/ct)
	Indicated	3,280,000	8,570,000	13,770,000	833	160	61
5034
	Inferred	1,710,000	4,530,000	8,120,000	536	180	66

	Indicated	2,170,000	5,470,000	9,320,000	466	170	50
Hearne
	Inferred	620,000	1,630,000	2,560,000	128	160	50

Tuzo	Inferred	4,320,000	10,520,000	12,370,000	521	120	42

	Indicated	5,450,000	14,040,000	23,090,000	1,299	170	56
Summary
	Inferred	6,650,000	16,680,000	23,040,000	1,185	140	51

1 The mine plan presented in the 2003 technical report indicated removal of 65% of these Mineral Resources

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6.3.2	Updated Technical Report (AMEC, 2009)

AMEC was commissioned by MPD in 2009 to provide an independent Qualified Person’s Review and Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report of the Gahcho Kué Kimberlite Project (Brisebois et al., 2009). The report documents an updated Mineral Resource estimate on the GKJV Project (Table 6-2) that incorporated new information from geological updates, drilling and sampling, conceptual open pit and underground design work, supplementary metallurgical testing and optimization studies, and diamond revenue data completed for the GKJV Project since the previous technical report by AMEC in 2003. The report deemed that the quality and level of detail in the scientific and technical data on the GKJV Project was sufficient to support a Feasibility Study and recommended that the GKJV monitor market conditions to determine when such a decision would be appropriate.

Table 6-2: Gahcho Kué 2009 Mineral Resources summary (1.0 mm bottom cut-off; effective date: April 20, 2009) – Brisebois et al. (2009). Mm3 = million cubic metres; Mt = million tonnes; Mct = million carats; cpht = carats per hundred tonnes.

Pipe	Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
	Indicated	5.1	12.7	23.9	188
5034
	Inferred	0.3	0.8	1.2	150

	Indicated	2.3	5.3	11.9	223
Hearne
	Inferred	0.7	1.6	2.9	180

	Indicated	5.1	12.2	14.8	121
Tuzo
	Inferred	1.5	3.5	6.2	175

	Indicated	12.4	30.2	50.5	167
Summary
	Inferred	2.5	6.0	10.3	173

Notes:

1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes.

2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft

5) Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 pricebooks with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

6.3.3	Feasibility Study (JDS,2010)

JDS Mining and Energy (JDS) was commissioned by MPD and DBC in 2009 to complete a Feasibility Study on the Gahcho Kué Diamond Project. A NI 43-101 compliant Technical Report documenting the Feasibility Study was completed in October 2010 (Johnson et al., 2010). The report outlined a mine development plan that was deemed to be economically robust. In the Feasibility Study report, the Mineral Resource estimations defined in the 2009 NI 43-101 Technical Report (Brisebois et al., 2009) were converted to Mineral Reserves through integration of the pit design, mine planning process and economic evaluation. The Mineral Reserves presented in the report (Table 6-3) were deemed by JDS to justify economic extraction using the diamond prices and prevailing long-term price estimates at the time. The Feasibility Study further outlined a plan that exceeded the hurdle rate required by the GKJV at the time to proceed with mine development.

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Table 6-3: Mineral Reserve Estimate (effective date: October 15, 2010) – Johnson et al. (2010). Mt = million tonnes; Mct = million carats; cpht = carats per hundred tonnes.

Pipe	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Probable	13.2	23.3	177
Hearne	Probable	5.4	11.5	210
Tuzo	Probable	12.6	14.2	113
Total	Probable	31.3	49	157

6.4	Production

No mining has been undertaken to date on the Gahcho Kué Project site.

7	Geological setting and mineralisation

The regional geology section and much of the project geology have been extracted and summarized from three sources: 1) Brisebois et al., 2009; 2) Seghedi and Maicher, 2007; and 3) Mann, 2013. The descriptions and findings from these reports have been modified in part as required to suit the structure, numbering and content of this report.

7.1	Regional Geology

The Gahcho Kué kimberlite cluster occurs in the southeast Slave Craton, a small Achaean nucleus within the North American Craton (Figure 7-1), which contains rocks ranging in age from 4.05 billion years old (Ga) to 2.55 Ga (Bleeker et al., 1999). The oldest rocks of the Slave Craton are small remnants of felsic granites and gneisses (2.8 Ga to 3.2 Ga; Beals, 1994), and the Acasta Gneisses (3.6 to 4.0 Ga; Bowring et al., 1989) located in the western part of the craton. Several supracrustal series (metasedimentary rocks with less common metavolcanic rocks) crop out in the central and eastern parts of the Slave Craton, forming the Yellowknife Supergroup (circa 2.7 Ga). The Yellowknife Supergroup is intruded by an extensive series of pre- to post-deformational (2.69 to 2.60 Ga) felsic plutons.

The eastern portions of the Slave Craton are interpreted to comprise Late Achaean island arc complexes (magmatic arcs and accretionary prisms) accreted to the margin of an older continental fragment to the west (Griffin et al., 1999).

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Figure 7-1: Regional Setting, Gahcho Kué Kimberlite Cluster. Red diamonds on the inset map of Canada in the upper right represent a number of other kimberlite occurrences in Canada. The inset shows the relationship between the individual kimberlites that comprise the Gahcho Kué cluster; Dun = Dunn in this Report. Figure is duplicated from Brisebois et al. (2009).

Several swarms of Early-Mid Proterozoic (2.0-2.3 Ga; see LeCheminant et al., 1995) basaltic dykes occur in the Lac de Gras area. A suggested source for the Lac de Gras dyke swarm is beneath the Kilohigok Basin. The north–northwest trending Mackenzie dyke swarm (1.27 Ga; LeCheminant and Heaman, 1989) extends over 2,300 km from a focus, interpreted as a plume head (Fahrig, 1987), and located west of Victoria Island.

The kimberlite intrusions are of Cambrian age, approximately 540 million years old (Hetman et al., 2004).

7.2	Project Geology

7.2.1	Basement

Basement lithologies mapped from limited areas of outcrop in a 16 km2 area surrounding the Gahcho Kué cluster include granite, granitic gneiss, minor granodiorite, and diorite that have undergone regional amphibolite-facies metamorphism retrograded to greenschist facies (Baker, 1998). The most common rock type, granite, varies from a medium-coarse grained, equigranular facies to highly foliated granitic gneiss. Granitic pegmatite dykes intrude all of the identified rock types.

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Two distinct northwest to north–northwest-trending, linear, magnetic highs in the eastern quadrant are interpreted to be part of the regional Mackenzie diabase dyke swarm. Two east-northeast trending diabase dykes were identified from linear aerial photo features occurring south of Kennady Lake and proximal to the Tesla kimberlite. These dykes can be traced in outcrop but do not have strong magnetic expression. They are considered to belong to the Mallay dyke swarm by Baker (1998) and to predate the interpreted Mackenzie dykes.

7.2.2	Quaternary geology

The Gahcho Kué area was glaciated repeatedly during the Pleistocene Epoch, most recently by the Laurentian ice sheet. The Laurentian ice sheet began to recede 18,000 years ago, and the ice front retreated past the Gahcho Kué project area between 9,000 and 9,500 years ago (Dyke and Prest, 1987). However, there is no stratigraphic evidence that represents deposits from previous glaciations; the Quaternary geology of the Gahcho Kué area appears to be related only to the last glacial event, the Wisconsinian glaciation (Hardy, 1997). Glacial-related sedimentation is quite thin, with only scarce patches of till blanket and large fluvioglacial outwash fans (Hardy, 1997). Till veneer, till blanket, and outwash sediments characterize the Quaternary deposits in the Gahcho Kué area. The areas of till blanket contain abundant mud boils and no bedrock exposure. Areas of level sands and reworked till are classified as outwash sediments. Till veneer and till blanket cover most of the area except for small areas to the east of the campsite; outwash sediments occur west of Kennady Lake. Outwash sediments and a large esker that extends along a portion of the southern edge of the mapped area dominate the area south of Kennady Lake.

The stratigraphic record overlying the till is younger than the last glaciation and is composed mainly of pro-glacial sediments (glaciofluvial and glaciolacustrine deposits). As the Gahcho Kué area occurs over a relatively flat terrain, many swamps, ponds, and peat deposits are present (Hardy, 1997).

7.2.3	Structural setting

Granite–gneiss terrane intruded by a series of dykes characterizes the Gahcho Kué area (Figure 7-2). There are several granitic intrusions surrounded predominantly by gneisses; the gneisses display a clear structural pattern of being metamorphosed by the granitic intrusions.

Along the eastern edge of the area, a marked geological boundary is interpreted to represent contact with meta-sediments that extend eastwards. The central portion is a structurally complex zone of folding and possible shears.

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There are several groups of demagnetized lineaments with weak, negative magnetic expression; these demagnetized lineaments could be dykes or demagnetized country rock resulting from dyke intrusion or faulting. They are grouped as:

•	a regular, pervasive northeast-trending set;

•	a regular, pervasive northwest-trending set;

•	an east–west-trending set in the south of the area.

Figure 7-2: Litho-structural interpretation of the Gahcho Kué Area. Major first-order structures are interpreted to trend northeast-southwest, and are parallel to the approximately 2.0 Ga to 1.8 Ga Great Slave Shear Zone; second order (often younger) structures trend primarily northwest-southeast. Figure from SRK (2004).

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The 5034, Hearne, Tuzo, and Tesla kimberlites all occur at the eastern edge of an interpreted south-closing fold-nose that has developed a radial fold-nose cleavage. The apparent south-closing fold is interpreted to open to the north–northeast; the dip direction is not known. The core of the fold is composed of granite and minor granodiorite. Northeast-trending axial-planar foliation associated with the fold is developed in gneiss.

7.3	Tuzo Geology

The general rock types and geology of each of the Gahcho Kué kimberlites are summarized in Brisebois et al. (2009), and the geology of Gahcho Kué is more generally described in the context of other diamond-bearing kimberlite deposits of the world in Section 8.

In the section below, the key findings from two studies (Seghedi and Maicher, 2007; Mann, 2013) conducted on the geology of Tuzo by the DBC Kimberlite Petrology Unit (KPU) on behalf of the GKJV are summarized for the purposes of this report. More detailed descriptions and presentations of data on the geology of Tuzo are available in these reports. All depth measurements are presented in units of metres below surface (mbs). Surface elevation for the Tuzo kimberlite is approximately 421 metres above sea level.

7.3.1	Pipe morphology

The Tuzo kimberlite pipe has a circular outline in plan view, with steep-sided walls in the south and rounding towards the North, East and West (Figure 7-3). The surface dimensions are ~108 m by 88 m, and the overall surface area of the pipe is ~0.76 hectares (ha). The top of the pipe is covered by variable thicknesses of water (average of ~8.4 m for drill cores collared on lake ice), and overburden (e.g. lake-bottom sediment and glacial till; average of ~8 m). The pipe shape bulges with depth towards the North and West into an ellipsoidal outline oriented northeast to southwest, reaching a maximum surface area at a depth of ~330 mbs that is approximately four times that at surface (~233 m by 165 m; ~3 ha).

Information obtained from the 2011/2012 Tuzo Deep program enabled extension of the Tuzo pipe model from 354 mbs to 564 mbs, establishing that below 330 mbs, the pipe maintains an ellipsoidal outline oriented northeast to southwest, but that the pipe dimensions gradually narrow with depth. The surface area of the pipe at the base of the model is approximately 1.3 ha (~175 m by 115 m). The 2013 update to the 2009 Tuzo pipe model is illustrated in Figure 7-3.

7.3.2	Tuzo kimberlite geology

The Tuzo kimberlite pipe infill is complex, and comprises: 1) crystallized kimberlite magma referred to as hypabyssal kimberlite (HK); 2) a texturally-distinct variety of volcaniclastic kimberlite termed tuffisitic kimberlite (TK); 3) transitional rock types representing textural gradations between HK and TK; and 4) abundant inclusions of variably-sized country-rock fragments (primarily granite with lesser diabase and metasediment) referred to as xenoliths. In general, internal contacts between the rock types at Tuzo are not sharp, but gradational over decimeter- to metre-long intersections or distinguished due to major internal country-rock intersections interpreted to be xenoliths or “rafts”. The indicator mineral abundances in Tuzo are generally unusually low for diamond bearing kimberlite, and mantle xenoliths (e.g. eclogites, peridotites) are rarely observed in drill core.

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0 mbs
100 mbs
200 mbs
300 mbs
400 mbs
500 mbs
564 mbs
TZU
TZDu
TZDl
300mbs
354mbs
View looking North – 2009
Tuzo pipe model to 354 mbs
View looking North – 2013
Tuzo pipe model to 564 mbs

2009 Tuzo pipe model

2013 Tuzo pipe model

MINERAL SERVICES CANADA INC.	
Date:	14 July 2013
Geology By:	De Beers Canada - KPU
Model By:	De Beers Canada – KPU
Figure By:	Stephen Moss - MSC

Figure 7-3: Profile view of 3D geological pipe shell models from 2009 (left) and 2013 (right) showing extension of pipe to depth and minor adjustments to existing model following the Tuzo Deep program. Red lines indicated depths corresponding to sub-divisions of the Tuzo kimberlite pipe into Tuzo Upper (TZU; 0 to 300 mbs), Tuzo Deep Upper (TZDu; 300 to 354 mbs), and Tuzo Deep Lower (TZDl; 354 to 564 mbs) for the purposes of Mineral Resource classification (see Section 14).

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Five major textural sub-types of kimberlite (rock types) have been observed and logged in drill core from Tuzo. These types form a broad sequence with depth in the pipe as follows (from top to bottom): TK (tuffisitic kimberlite); TK-TKt (TK transitional to TKt); TKt (TK transitional to HK); HKt (HK transitional to TK) and HK (hypabyssal kimberlite). Additional rock types defined and logged in Tuzo include country-rock breccia with kimberlite (CRX bx w/K); country-rock xenoliths (CRX) and an Epiclastic Unit (EU). The latter comprises short intersections too widely distributed for it to have a significant impact on the Resource Classification and, as part of the Tuzo Deep geology model update, has been incorporated into the modelled country-rock breccia unit (Mann, 2013). The key features and spatial distributions of each key rock type at Tuzo are summarized in Table 7-1 and described in Sections 7.3.2.1 to 7.3.2.8 below.

7.3.2.1	Terminology

The terms used in the descriptions below are defined by De Beers in previous reports, and are briefly defined below to assist the reader who is not familiar with kimberlites:

Pelletal clasts: Clasts consisting of olivine and/or country-rock xenoliths surrounded by conspicuous rims of less than 0.2 mm thickness, comprising dense aphanitic or fibrous mineral phases.

Coherent magmatic particles: Small (i.e. mm- to dm-sized) pieces or clasts of crystallized or quenched kimberlite magma, ranging from irregular to amoeboid in shape. The rims of the cored particles, generally >0.2 mm in thickness, consist of typical kimberlite groundmass and contain olivine grains (unlike rims on pelletal clasts which are devoid of any crystals). Cores generally consist of olivine and highly altered country-rock xenoliths.

Tuffisitic kimberlite: A texturally-distinct variety of volcaniclastic kimberlite characterized by a massive, unsorted, matrix- and clast-supported rock fabric containing abundant country-rock xenoliths, olivine grains, minor amounts of other mantle xenocrysts (e.g. garnet), abundant pelletal clasts (see above), and a fine-grained interclast matrix with a distinctive microlitic component. Tuffisitic kimberlite is observed as the dominant infill of some kimberlites and is best known from its occurrence in many South African kimberlite pipes.

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Table 7-1: Summary of diagnostic features and attributes of key textural kimberlite sub-types at Tuzo.

Attribute	TK	TK-TKt	TKt

Diagnostic features	Close-packed fabric; rarity of coherent magmatic particles; equant shapes of small granite clasts	Occurrence of both fresh (large) and altered (small) CRX; within transitional sequence b/w TK and TKt	Brown, serpentinized kimberlite; distinct coherent magmatic particles; splinter-shaped granite fragments

Textural classification	Tuffisitic kimberlite	Tuffisitic kimberlite to Tuffisitic kimberlite 'transitional'	Tuffisitic kimberlite - 'transitional'

Colour	Pale olive green	Olive green to dark green	Brownish to dark green

Dominant structure	Massive	Patchy domains	Patchy domains

Dominant framework	Relatively close-packed	Close- to poorly-packed	Relatively poorly-packed

Degree of sorting	Poorly-sorted	Poorly-sorted	Poorly-sorted

Component distribution	Homogeneous	Inhomogeneous to homogeneous	Homogeneous to inhomogeneous

Total olivine abundance (%)	12 to 20	TK <> TKt	25 to 35

Olivine size range (mm)	0.1 to 6	TK <> TKt	0.1 to 10

Coherent magmatic particles	Rare	Minor; 0 to 5%; cored and uncored	Distinct; <5%; cored and uncored

Pelletal structures / rims	Abundant; thinner on coarse OL than fine OL	Abundant; thinner on coarse OL than fine OL	Common

Country-rock xenolith abundance (%)	>15 to 75	5 to 74	5 to 74

Country-rock xenolith size	<1 mm to 10's of m	<1 mm to 10's of m	<1 mm to 10's of m

Dominant xenolith types	Granite, Diabase	Granite, Diabase	Granite, Diabase

Relative groundmass/matrix size	Cryptocrystalline	Variable; cryptocrystalline	Coarse to cryptocrystalline

Groundmass / matrix minerals	Serpentine / phlogopite	Serpentine / phlogopite	Serpentine / phlogopite

OL = olivine; CRX = country-rock

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Table 7-1 continued: Summary of diagnostic features and attributes of key textural kimberlite sub-types at Tuzo.

Attribute	HK	HKt	CRX-bx w/K

Diagnostic features	Massive, coherent texture; low abundance of CRX; uniformly crystalline groundmass	Higher % of CRX than HK; presence and distribution of small pelletal clasts	High abundance of CRX; subangular to subround country-rock clast shapes; jigsaw-fit breccia textures

Textural classification	Coherent kimberlite	Coherent kimberlite transitional to Tuffisitic kimberlite	Volcaniclastic breccia +/-kimberlite

Colour	Dark green, dark grey to black	Reddish brown to dark green - grey	Reddish grey to pale olive

Dominant structure	Massive	Massive w/ patchy domains	Chaotic

Dominant framework	Poorly-packed	Poorly-packed	Poorly-packed

Degree of sorting	Poorly- to moderately- sorted	Poorly- to moderately- sorted	Poorly-sorted

Component distribution	Uniform	Inhomogeneous	Chaotic

Total olivine abundance (%)	<10 to 55	17 to 60	0 to 8

Olivine size range (mm)	0.2 to 10	<0.2 to 10	0.1 to 3

Coherent magmatic particles	Not applicable	Present; difficult to distinguish	Common; round to amoeboid-shaped; cored and uncored

Pelletal structures / rims	Absent	Absent; difficult to distinguish	Not characteristic

Country-rock xenolith abundance (%)	0 to 15	up to 25	85 to 99

Country-rock xenolith size	<1 mm to 10's of cm	1 mm to 6 mm	<1 mm to 10's of m's

Dominant xenolith types	Granite, Diabase	Granite, Diabase	Granite, Diabase

Relative groundmass/matrix size	Coarsest	Coarse to cryptocrystalline	Interstitial volcaniclastic kimberlite

Groundmass / matrix minerals	sp; pvk; phl (+/- poikilitic); car; serp; mont	Phl (+/- poikilitic); sp; pvk; serp (deut); carb (deut)	Serp

CRX country-rock xenoliths; phl = phlogopite; mont = monticellite; pvk = perovskite; serp = serpentine; car carbonate; sp spinel; deut = deuteric

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7.3.2.2	Hypabyssal kimberlite (HK)

Macroscopic and microscopic features

Hypabyssal kimberlite (HK) is a massive, dark green, dark grey to black coherent kimberlite which has a typically low amount of country-rock dilution (0 to 15%). Different sub-types of HK were identified by Seghedi and Maicher (“Type A” and “Type B”; 2007) and Mann (“HK1” and “HK2”; 2013) on the basis of the modal abundance of olivine and poikilitic phlogopite, respectively. These sub-types were combined for the purposes of 3D modelling as “HK”. As a group, the HK comprises poorly-sorted olivine grains that are entirely altered to light or dark green serpentine (<10 to 55%; 0.2 to 10 mm in size), minor garnet, chrome diopside and ilmenite macrocrysts, minor and relatively low amounts of country-rock xenoliths (0 to 15%) set in a uniformly crystalline groundmass comprising monticellite, phlogopite, spinel, calcite and serpentine. The diagnostic features of HK are: 1) massive, coherent texture; 2) the relative paucity of country-rock fragments; 3) uniformly crystalline groundmass.

Distribution

HK is present in 43 out of 65 drill cores, occurs mainly in the deep and marginal parts of the Tuzo pipe, and is commonly in contact with HKt. The length of the HK intersections range from <1 m to 31 m, but are typically <10 m as measured down drill core. HK intervals <1 m commonly intrude TKt, and were noted but not recorded as separate intervals during logging. The contacts of HK with the country-rock breccia and TKt are sharp, but the contact with HKt is gradational and can be very difficult to define. In some instances, HK intervals mark the boundary between different units of volcaniclastic kimberlites (TK or TKt).

7.3.2.3	Tuffisitic kimberlite (TK)

Macroscopic and microscopic features

Tuffisitic kimberlite (TK) is a massive, pale olive green volcaniclastic kimberlite, which has a variable but generally large amount of country-rock dilution (50 to 99%). The rock comprises serpentine- and clay-pseudomorphed olivine grains (12 to 20%; 0.1 to 6 mm in size), common thin-rimmed “pelletal” clasts, rare coherent magmatic particles, and country-rock xenoliths (5 to 74%; <1 mm to several decimeters) set in an inhomogeneous grey-brown to dusty matrix consisting of very fine grained unknown phases, opaques (spinel, perovskite), serpentine and small carbonate patches. The diagnostic features of TK are: 1) dominantly close-packed rock fabric; 2) the rarity of coherent magmatic particles; 3) thin rims of crystallized or quenched kimberlite melt around granitic clasts; 4) equant shapes of small granite clasts; and 5) clay alteration of serpentinized olivine pseudomorphs.

Distribution

TK is present in 62 out of 65 drill cores for a total of 6,638 m and occurs mainly in the upper part of the pipe, either directly below the overburden (lake bottom sediments) or below the granite roof towards the southwest part of the pipe. The lowermost extent of modelled TK is approximately 150 mbs.

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7.3.2.4	Tuffisitic kimberlite transitional (TKt)

Macroscopic and microscopic features

Tuffisitic kimberlite transitional (TKt) is a massive, brown volcaniclastic kimberlite which demonstrates transitional features towards quasi-coherent or coherent kimberlite. The rock comprises serpentine-pseudomorphed olivine grains (25 to 35%; 0.1 to 10 mm in size), coherent magmatic particles, thin pelletal clasts, and country-rock xenoliths (5 to 74%; <1 mm to decimeters) set in a dull brownish/grey/green matrix. The diagnostic features of TKt are: 1) a brown serpentinized kimberlite; 2) distinct coherent magmatic particles, but with a greater abundance of pelletal clasts relative to coherent magmatic particles; 3) a higher total abundance of olivine than in other volcaniclastic kimberlites in Tuzo; 4) country-rock xenoliths with reaction rim halos with a bleached appearance; 5) sub-mm to mm-sized, splinter-shaped granite fragments and single grains of feldspar dispersed throughout the unit; and 6) a relatively less closely packed texture compared to that of TK.

Distribution

TKt is present in 38 out of 65 drill cores for a total of 2,927 m, and is volumetrically the most significant rock type observed in drill core at depths >300 mbs. Beginning at the base of the geological model, the TKt forms an apparent vertical column in the eastern portion of the pipe, enlarging at approximately 320 mbs, before constricting towards the surface. Contacts with HKt are usually gradational and difficult to define.

7.3.2.5	Tuffisitic kimberilte to tuffisitic kimberlite transitional (TK-TKt)

Macroscopic and microscopic features

The TK-TKt rock type is a massive, olive green to dark green volcaniclastic kimberlite with characteristic features intermediate between the two end-members TK and TKt (see Table 7-1). The rock comprises similar components to those observed in TK and TKt, and is characterized by the following textural gradations between TK to TKt: 1) a decrease in the proportion of pelletal structures and pelletal rim thicknesses; 2) a general decrease in the abundance of country-rock xenoliths; 3) an increase in matrix crystallinity; and 4) an increase in apparent country-rock xenolith alteration/digestion. Distinct features of TK-TKt include: 1) occurrence of both fresh (large) and altered (small) country-rock fragments; 2) transitional character between that of TK and TKt.

Distribution

TK-TKt is present in 18 of 65 drill holes for a total of 1,178 m, and occurs most commonly interlayered with TKt, or within TK, and less commonly within a clear transitional sequence from TK to TKt. Intersections of TK-TKt are observed throughout the Tuzo pipe at depths >200 mbs, with the exception of the northwest side of the pipe. Modelled units of TK-TKt occur exclusively in the upper portion of Tuzo (above 300 mbs). Contacts with TKt and TK are gradational.

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7.3.2.6	Transitional hypabyssal kimberlite (HKt)

Macroscopic and microscopic features

Hypabyssal kimberlite transitional (HKt) is a massive, reddish-brown to dark green-grey coherent kimberlite which resembles HK but has some features that are not observed in HK and are more typical for volcaniclastic kimberlites (TK or TKt). The rock comprises unevenly distributed olivine grains that are commonly altered to light- or dark-green serpentine (17 to 60%; <0.2 to 10 mm in size), minor garnet and chrome diopside macrocrysts (up to 3 mm in size), and irregularly-distributed and strongly-altered (dark-green to bluish colour) country-rock xenoliths (up to 25%; <1 cm to 6cm) set in an heterogeneous fine- to coarsely-crystalline groundmass. The diagnostic features of HKt are: 1) a higher percentage of country-rock dilution relative to HK; and 2) the presence of pelletal clasts coupled with the interstitial material (i.e. between and around olivine grains and country-rock fragments) that is compositionally and texturally more similar to coherent kimberlite.

Distribution

HKt is present in 15 out of 65 drill cores, is most apparent in the north to northwest and northeast sections of the pipe, and occurs as the following: 1) in multiple intervals within one drill core; 2) between intervals of country-rock breccia; 3) intruding into the TKt; and 4) in contact with HK. The intersection thicknesses range from 3 to 23 m as measured down the drill core. HKt shows sharp contacts with country-rock breccia (CRX bx w/K), but contacts with TK and HK are gradational.

7.3.2.7	Country-rock breccia with kimberlite (CRX bx w/K)

Macroscopic and microscopic features

The country-rock breccia with kimberlite (CRX bx w/K) is a poorly-sorted and poorly-packed, clast-supported, reddish grey to olive-coloured volcaniclastic breccia comprising dominantly subangular to subround, altered country-rock fragments (85 to 99%) with minor interstitial volcaniclastic kimberlite represented by relict olivine grains (0 to 8%; 0.1 to 3 mm in size), abundant coherent magmatic particles and serpentine and carbonate matrix/cement. The distinct features of CRX bx w/K are: 1) high modal country-rock abundance (85 to 99%); 2) subangular to subround country-rock clast shapes; and 3) jigsaw-fit breccia textures. This rock type was previously described by Seghedi and Maicher (2007) as an unspecified “Fragmental” kimberlite (FK), due to pronounced weathering in the drill core and samples available at the time which made textural classification impossible.

Distribution

CRX bx w/K is logged in 29 of the 65 drill cores for a total of 687 m, with intersection thicknesses ranging from 0.3 m to 39 m as measured down hole. This rock type is observed interspersed within TKt, hosts solid granite intersections up to and exceeding 1 m in length, and occurs at depth (> 300 mbs) along the western to south-west portion of the pipe margin in contact with TKt, HK and the surrounding country rock.

7.3.2.8	Country-rock xenoliths (CRX)

Macroscopic and microscopic features

Abundant country-rock xenoliths, ranging from a few mm in size up to blocks tens of metres in size, are hosted within the pipe, and are readily observed in drill core throughout all volcaniclastic or pseudo-volcaniclastic kimberlite varieties in Tuzo (TK, TKt, HKt). The country-rock intersections are dominantly granite with minor amounts of diabase and metasediment present, and range in down hole thickness from a few mm up to 50 m. The degree of alteration is variable, depending on the nature of the host rock.

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Distribution

Granite, diabase and metasediment country-rock xenoliths occur in all drill holes in all rock types at all depths. High degrees of country-rock dilution are concentrated in a zone extending across the pipe at around 120 mbs, as well as along the pipe margins on the north side of the pipe at depth (e.g. CRX-bx w/K). Dilution in TKt is variable but appears broadly consistent in modal percentage and size distribution above and below 300 mbs (see Section 7.4). Thick country-rock intersections (~20 to 45 m down hole thickness) are observed in the west and central parts of Tuzo between approximately 250 to 330 mbs, and have been modelled by the GKJV as a single large “raft” or xenolith of country rock. Other thick intersections of country rock interpreted as xenoliths (~25 to 50 m down hole thickness) occur within TKt at depths below 354 mbs and have been modelled in 3D (see Section 7.3.3).

7.3.3	Geology domains and 3D modelling

Three-dimensional (3D) geological modeling of Tuzo proceeded in multiple stages based on the availability of drilling and/or sampling data: 1) models from surface to 300 mbs in 2002; 2) revision of models to 354 mbs in 2007 (Seghedi and Maicher, 2007); and 3) extension of model to 564 mbs and revision of model from 300 mbs to 354 mbs following additional drilling in 2012 (Mann, 2013).

Drill core intervals coded by rock types were combined into model codes used to construct seven distinct geological domains: five main kimberlite domains (HK, TK, TKt, TK-TKt1; TK-TKt2); a country-rock breccia +/- kimberlite domain (CRXBX); and large blocks or “rafts” of country rock enclosed within kimberlite domains (CRX; RAFT). The term “domain” is used in this report to represent a modelled portion of the deposit with distinctive geological and, in some cases, grade characteristics, that can be defined based on the available drilling data, and that is meaningful from a Mineral Resource estimation point of view. The main geological domains were further subdivided for the purposes of Mineral Resource estimation and classification (Table 7-2) to reflect spatially-separate occurrences of the same material (e.g. TKt2 and TKt2a), different depth intervals relevant to the Mineral Resource estimate (e.g. HK_TZU and HK_TZD), and differences in grade based on LDD drill sampling information (i.e. TKTKT1H and TKTKT1L). Three of the main domains (HK, TK, and TKt) occur in 40 or more of the 65 drill cores examined; a fourth (TKTKT1L) occurs in 18 drill holes.

The geological domains have been modeled in 3D and are illustrated in Figures 7-4 and 7-5. Modelling was undertaken by DBC using GEMCOM GEMSTM software to generate triangulated “solids” built on the basis of the logged drill core model codes and in such a way as to reflect a reasonable interpretation of the overall geology and emplacement history of the Tuzo kimberlite (Mann, 2013; Chuchra, 2013).

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Table 7-2: Summary of modelled geology domains. Model volumes are expressed as millions of cubic metres (Mm3). Depth zone is expressed as metres below surface (mbs), and corresponds to the resource zones described in Section 14: Tuzo Upper (TZU; 0 to 300 mbs); Tuzo Deep Upper (TZDu; 300 to 354 mbs); Tuzo Deep Lower (TZDl; 354 to 564 mbs).

3D Domain	Dominant textural sub-type(s)	Other textural sub-types	Depth zone	Model volume (Mm3)	Model Description
TK	TK	HK; HKt; CRX; CRX-bx w/K	<300 mbs	0.294

TKTKT1H	TK-TKt	TK; TKTKt; HK; HKt; CRX; CRX-bx w/K	<300 mbs	0.354	High grade portion of TKTKT1
TKTKT1L	TK-TKt	HK; TK; CRX; CRX-bx w/K	<300 mbs	0.283	Lower grade portion of TKTKT1

TKTKT2	TK-TKt	TK; TKt; HK; HKt; CRX; CRX-bx w/K; EU	<300 mbs	1.723	Separate solids modelled as TKTKT2 and TKTKT2a

TKT2	TKt	TK; HK; HKt; CRX; CRX-bx w/K	<300 mbs	2.249	TKt above 300 mbs; separate solids modelled as TKT2 and TKT2a
TKt_TZDu	TKt	TK; HK; HKt; CRX; CRX-bx w/K	300 to 354 mbs	1.024	TKt 300 to 354 mbs
TKt_TZDl	TKt	TK; TKTKt; HK; HKt; CRX; CRX-bx w/K	>354 mbs	2.660	TKt below 354 mbs

HK	HK	HKt; TK; TKt; CRX	<300 mbs	0.175	HK above 300 mbs
HK_TZDu	HK	HKt; CRX; TKt	300 to 354 mbs	0.331	HK b/w 300 and 354 mbs
HK_TZDl	HK	HKt; CRX; CRX-bx w/K; TKt; EU	>354 mbs	1.161	HK below 354 mbs

RAFT_TZU	CRX	CRX-bx w/K	<300 mbs	0.219	Part of pipe-wide CRX "raft" above 300 mbs
RAFT_TZD	CRX	CRX-bx w/K	300 to 354 mbs	0.142	Part of pipe-wide CRX "raft" below 300 mbs

CRXBX_TZDu	CRX-bx w/K	TKt	300 to 354 mbs	0.124	CRX-bx w/K b/w 300 and 354 mbs
CRXBX_TZDl	CRX-bx w/K	HK; HKt; TKt; CRX-bx; CRX	>354 mbs	0.808	CRX-bx below 354 mbs

CRX_1	CRX	Not applicable	>354 mbs	0.006	Single large CRX within TKt below 354 mbs
CRX_2	CRX	Not applicable	>354 mbs	0.010	Single large CRX within TKt and HK below 354 mbs

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0 mbs
100 mbs
200 mbs
300 mbs
400 mbs
500 mbs
564 mbs
TZU
300mbs
TZDu
354mbs
TZDl
View looking North
View looking South
HK_TZU / HK_TZDu / HK_TZDl
TK
TKt
TKTKT1L
TKTKT2
TKTKT1H
CRXBX_TZD (upper & lower)
MINERAL SERVICES CANADA INC.
Date: 14 July 2013
Geology By: De Beers Canada - KPU
Model By: De Beers Canada – KPU
Figure By: Stephen Moss - MSC

Figure 7-4: 3D geological domains modelled for Tuzo. Red lines indicate 300 and 354 mbs depths, respectively, sub-dividing the pipe into Tuzo Upper (TZU; 0 to 300 mbs), Tuzo Deep Upper (TZDu; 300 to 354 mbs) and Tuzo Deep Lower (TZDl; 354 to 564 mbs).

The models for Tuzo Upper are unchanged from those used for the 2010 Feasibility Study (Johnson, et al., 2010). As part of the Tuzo Deep study, the model for upper portion of Tuzo Deep (Tuzo Deep Upper; 300 to 354 mbs) was updated and a new model generated for lower portion of Tuzo Deep (Tuzo Deep Lower; 354 to 564 mbs)(Chuchra, 2013). The updated Tuzo Deep geological model includes two kimberlite domains (TKt and HK), country-rock breccia with minor kimberlite (CRXBX), the extension of the granite raft into Tuzo Deep Upper (RAFT_TZDu), and two large isolated blocks of granite (CRX1 and CRX2). The TKt and HK domains in Tuzo Deep correspond with the TKt2 and HK domain in Tuzo Upper, respectively. The CRXBX and CRX domains in Tuzo Deep do not have any equivalent units in Tuzo Upper.

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Figure 7-5: Distribution of minor 3D geological domains for depths >300 mbs in Tuzo. Significant country-rock intersections were modelled by DBC as RAFT, CRX1 and CRX2. Depths sub-dividing TZU, TZDu, and TZDl are shown with solid and dashed red lines. Modelled domains for TK, TKt and TKTKt have been hidden from view.

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7.4	Geological continuity

Rock types identified in the Tuzo Deep study from logging and petrography of drill cores at depths below 300 mbs demonstrate similar components, textures and relationships to the rock types classified by Seghedi and Maicher (2007) for drill cores above 300 mbs, and suggest continuity of the key textural sub-types and main geological model codes between Tuzo Upper (0 to 300 mbs) and Tuzo Deep (300 to 564 mbs; Mann, 2013). Detailed studies examining dilution, whole rock geochemistry and spinel mineral chemistry were completed by DBC (Mann, 2013) with the intent of confirming observations of continuity made from drill core logging and petrography and to support interpretations made during development of 3D geological models. The results of these studies are summarized below:

Country rock: Dilution factors for all drill core intervals were determined by measuring each country-rock xenolith clast larger than 1 cm down hole along the vertical core axis, and then calculating the proportion of country-rock (% dilution) for each metre of core. Calculated dilution percentages in fixed drill core lengths of TKt intersections from above and below 300 mbs show very similar ranges in dilution (range of 5 to 74%; averages of 20 to 30%). The limited number of intersections of HK and HKt in the study did not allow for a statistically reliable comparison of the percentage of country-rock xenoliths above and below 300 mbs, but the data do suggest higher country-rock dilution below 300 mbs than above.

Whole-rock geochemistry: Whole-rock geochemistry studies were conducted using XRF and ICP-MS analysis on samples of all rock types at Tuzo. The findings of this study indicate that each of the volumetrically-significant rock types (TKt, HK) demonstrate similar average compositions and compositional variability above and below 300 mbs. The composition of the vast majority of samples (of both HK and TKt) can be accounted for as a mixture of a kimberlite component with a very restricted compositional range and varying amounts of granite. This supports the likelihood that all of the examined units within Tuzo are derived from kimberlite magma of the same chemical composition, with textural and compositional modifications during emplacement due to varying degrees of fragmentation and incorporation of country-rock (granite) material. The concentration of certain major (SiO2, Al2SiO3 and K2O) and trace (Hf and Zr) elements, combined with a geochemical contamination index (C.I. = (SiO2 + Al2SiO3 + Na2O)/(MgO + K2O)), can be used to indicate the degree of contamination by granite. The results are consistent with logging and petrographic observations indicating that of the kimberlite types occurring in Tuzo Deep, TKt is most contaminated, followed by HKt and HK.

Spinel Chemistry: Analyzed groundmass spinel grains from TKt above and below 300 mbs show a significant amount of compositional overlap, and provide reasonable confirmation that the TKt material above and below 300 mbs are derived from magmas with the same composition. Groundmass spinel grains from HK samples from below 300 mbs indicate two compositionally-distinct populations (Group 1 and Group 2), that correlate well with petrographically-distinct sub-types of HK (see Section 7.3.2.2).

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However, the samples yielding Group 2 spinel compositions are located in poorly-drilled but volumetrically-significant parts of the HK model. Furthermore, no HK or HKt samples from depths above 300 mbs were analyzed. Combined with the potential for highly unpredictable geometry among discrete intrusions or emplacements of coherent kimberlite within kimberlite pipes, these factors suggest the following: 1) it is possible there is much more HK with Group 2 spinel compositions within the HK model than is represented in the study sample set; and, thus 2) the relative contribution of Group 1 and Group 2 kimberlite magma batches to the HK model is poorly-understood. These factors preclude the use of the currently available spinel data to effectively evaluate continuity throughout the modeled HK domain.

Notwithstanding these limitations with respect to the spinel data for HK, in MSC’s view, the data and observations summarised above provide a reasonable basis for broad confirmation of geological continuity of units between Tuzo Upper and Tuzo Deep. More specifically, they indicate that the main kimberlite units are derived from magmas of very similar composition.

7.5	Variations in diamond grade

The apparent variations in diamond grade within and between geology domains at Tuzo (see Section 14) are likely influenced by two key geological controls, dilution and textural modification. Variations in dilution measured from drill cores within and between the key geology domains at Tuzo combined with evidence from whole rock geochemistry suggest that dilution: 1) created a spectrum of textural sub-types at Tuzo from a possibly limited number of discrete magma sources; and 2) likely plays a dominant role in determining the local and/or global diamond grade of a given geology domain. The key geological domains in Tuzo also show variations in the degree of textural modification, reflected in the distribution of coarse components (primarily olivine and xenoliths) and the proportion solidified melt products (i.e. crystalline groundmass in HK and coherent magmatic particles in TK and transitional rock types). The loss of the melt component (e.g. by elutriation or winnowing of volcanic ash) can result in a concentration of coarser and denser components of the kimberlite, including diamond, and in certain deposit types, mechanical sorting can dramatically affect diamond concentration and size. However, in the case of Tuzo, the volcaniclastic rock types (TK, TKt) are massive and poorly sorted with limited evidence for significant loss of fines. This suggests limited potential for systematic sorting of diamonds.

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8	Deposit types

The primary source rocks for diamonds that are presently being mined worldwide are kimberlites, orangeites, and lamproites. Kimberlite, orangeite and lamproite are all varieties of potassic, ultramafic (i.e. Fe and Mg-rich, Si-poor) volcanic rock defined by different characteristic sets of minerals. Of these rocks, kimberlites represent the vast majority of primary diamond deposits that are presently being mined.

Kimberlites are mantle-derived, volatile-rich (H2O and CO2) ultramafic magmas that transport diamonds together with fragments of rocks from which the diamonds are directly derived (primarily peridotite and eclogite) to the earth’s surface from great depths (>150 km depth). They are considered to be hybrid magmas comprising a mixture of incompatible-element enriched melt (probably of carbonatitic composition) and ultramafic material from the lower lithosphere that is incorporated and partly assimilated into the magma.

Coherent or magmatic kimberlite rocks are the products of direct crystallisation of kimberlite magma, and are typically dominated by olivine set in a fine-grained matrix commonly rich in serpentine and/or carbonate as well as varying amounts of phlogopite, monticellite, melilite, perovskite and spinel (chromite to titanomagnetite) and a range of accessory minerals. While some olivine crystallizes directly from the kimberlite magma on emplacement (to form phenocrysts), kimberlites generally include a significant mantle-derived (xenocrystic) olivine component that typically manifest as large (>1 mm) rounded crystals. In addition to mantle-derived olivine, kimberlites also commonly contain significant quantities of other mantle derived minerals, the most common and important being garnet, Cr-diopside, chromite and ilmenite. These minerals, commonly referred to as indicator minerals, are important for kimberlite exploration and evaluation as they can be used both to find kimberlites (by tracing indicator minerals in surface samples) and to provide early indications of their potential to contain diamonds.

The texture and components observed in coherent kimberlites can be substantially modified by dilution with country rocks or surface sediments, as well as by fragmentation, sorting and elutriation (removal of fines) processes occurring in volcanic environments, leading to significant variability in compositional and textural characteristics among known kimberlite occurrences.

The emplacement of kimberlite at or just below the surface of the crust is influenced by many factors which include the following:

•	Characteristics of the magma (volatile content, viscosity, crystal content, volume of magma, temperature, etc.);
•	Nature of the host rocks (i.e. unconsolidated mud vs. hard granite);
•	The local structural setting;
•	The local and regional stress field; and
•	The presence of water.

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Kimberlites at surface are manifested as either sheet-like intrusions (dykes or sills) or irregular shaped intrusions and volcanic pipes. The sheets and irregular intrusions are typically emplaced along pre-existing planes of weakness in the country rock. Their emplacement does not involve explosive volcanic activity, and thus they are largely infilled by texturally-unmodified coherent kimberlite. The pipes are generated by explosive volcanic activity related to the degassing of magma, or the interaction of magma and water, or a combination of both these processes. This explosive volcanic activity typically produces pieces or clasts of the kimberlite magma (and all the enclosed rock and mineral grains and fragments therein), as well as pieces of the country rock in which it was emplaced. Deposits deriving directly or indirectly from explosive processes which texturally-modify the primary components of kimberlite magma are considered volcaniclastic kimberlite.

Due to the wide range of settings for kimberlite emplacement, as well as varying properties of the kimberlite magma itself (most notably volatile content), kimberlite volcanoes can take a wide range of forms and be infilled by a variety of deposit types. This range is illustrated schematically in Figure 8-1. Volcanic kimberlite bodies range in shape from steep-sided, carrot-shaped pipes (diatremes) to flared champagne-glass or even “pancake” like crater structures. While diatremes are often interpreted to generally be overlain by a flared crater zone, there are few instances where both diatreme and crater zones are preserved (e.g. the Orapa kimberlite in Botswana; Fox kimberlite at Ekati). These volcanic structures are typically infilled by a very wide range of volcaniclastic kimberlite types, ranging from massive, minimally-modified (texturally) pyroclastic kimberlite, to highly modified pyroclastic and resedimented volcaniclastic deposits that have been variably affected by dilution, sorting, and removal of fines.

The Gahcho Kué kimberlites, including Tuzo, are primarily steep-sided volcanic pipes that are mostly filled with varieties of massive volcaniclastic and coherent kimberlite, as well as ‘transitional’ rocks that represent the full textural spectrum between these two end-members. No resedimented volcaniclastic kimberlite is apparent in Tuzo or any other bodies at Gahcho Kué. The composite geological model of the Gahcho Kué kimberlite pipes (Figure 8-2), as well as the shape and infill of the individual kimberlite pipes, is similar to that of the kimberlites in the Kimberley area of South Africa, but are significantly different from many other Canadian kimberlites such as those found at Fort à la Corne, Attawapiskat, and Lac de Gras (Field and Scott Smith, 1999).

Diamonds represent a xenocryst mineral within kimberlite as they are primarily formed and preserved in the deep lithospheric mantle (depths > ~150 km), generally hundreds of millions to billions of years before the emplacement of their kimberlite hosts. The diamonds are “sampled” by the kimberlite magma and transported to surface together with the other mantle-derived minerals described above. Diamonds themselves occur in such low concentrations (even in economic kimberlites) that they are rarely useful for locating kimberlites and, following discovery, large samples are required in order to directly assess the diamond grade potential of a kimberlite.

In general, diamonds can vary significantly within and between different kimberlite deposits in terms of total concentration (commonly expressed as carats per tonne or carats per hundred tonnes), particle size distribution and physical characteristics (e.g. colour, shape, clarity and surface features). The value of each diamond, and hence the overall average value of any given diamond population, is governed by the size and physical characteristics of the stones.

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Figure 8-1: Schematic illustrations of common shapes for kimberlite volcanic bodies based on observations from around the world. The three classes (I, II and III) represent broad groupings with shared attributes of geometry, size, and infill.

The overall concentration of diamonds in a kimberlite unit or domain is dependent on several factors, including:

•	The extent to which the source magma has interacted with and sampled potentially diamondiferous deep lithospheric mantle;
•	The diamond content of that mantle (diamonds are only present locally and under specific pressure temperature conditions in the mantle);
•	The extent of resorption of diamond by the kimberlite magma during it ascent to surface and prior to solidification;
•	Physical sorting and/or winnowing processes occurring during volcanic eruption and deposition; and
•	Dilution of the kimberlite with barren country-rock material or surface sediment.

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Figure 8-2: Generalised schematic illustration (from Hetman, 2006) highlighting the key geological features of kimberlites in the Gahcho Kué kimberlite cluster. The white arrows and dashed black lines on the right side indicate approximate depth ranges of the different kimberlite pipes at Gahcho Kué relative to an idealized kimberlite pipe. TKt is interpreted to represent a gradual textural transition zone between coherent or hypabyssal kimberlite (HK) at depth and overlying volcaniclastic rock types (e.g. TKB).

The diamond size distribution characteristics are inherited from the original population of diamonds sampled from the mantle but can be affected by a number of secondary processes, including resorption and sorting during eruption and deposition of volcaniclastic kimberlite deposits.

The physical characteristics of the diamonds are largely inherited from the primary characteristics of the diamonds in their original mangle source rocks but can be affected by processes associated with kimberlite emplacement and eruption. Most notable of these are:

•	Formation of late stage coats of fibrous diamond either immediately prior to or at the early stages of kimberlite emplacement;
•	Chemical dissolution (resorption) by the kimberlite magma resulting in features ranging from minor etching to complete dissolution of the diamonds;

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•	Physical breakage of the diamonds during turbulent and in some cases explosive emplacement processes.

At Gahcho Kué, the extent of mantle sampling, the degree of dilution by country-rock and surface sediments and volcanic sorting processes are considered to be the main factors controlling variation in total diamond grade.

With reference to the above generalized deposit model and characteristics of the mineralization, the goal of the exploration and evaluation work documented in this report is to: 1) understand and reconstruct the external and internal geology of the deposits so that 3D models can be produced which reliably represent each body; and 2) sample and recover sufficient diamonds in a representative fashion such that the grade and average diamond value of the main geological domains can be estimated.

9	Exploration

With the exception of certain recent geotechnical work described in Section 9.4, this section is based on the Gahcho Kué 2009 NI 43-101 Technical Report (Brisebois et al. 2009). Details of exploration activities undertaken on the Tuzo kimberlite have been extracted from this report and summarised. Exploration at Tuzo has included surveying, geological mapping, geophysical surveying, geochemical sampling and hydrological / geotechnical work. All exploration was either implemented directly by DBC or was subcontracted out under direct supervision of DBC as the project operator. Exploration / delineation drilling, as well as all related sampling and processing of drill material is described in Section 10 below.

9.1	Survey

The Gahcho Kué site was surveyed by the GKJV in 1998 using the North American Datum (NAD) 27 coordinate system. Elevations were recorded in Height Above Ellipsoid (HAE) units, which measure elevation above an average whole earth ellipsoid.

Drill collar surveys prior to 2004 used the UTM NAD 27 Datum in Zone 12. Pre-existing survey control for the Base Station at the site references a First Order Geodetic Monument. This coordinate was established by a global positioning system (GPS) survey undertaken between 1996 and 1998 by the GKJV. Surface survey grids were carried out between 1997 and 1998 in this UTM system over each of the kimberlites on the project. Permanent reference points within each of these grids were established using a Trimble 4800 series GPS. These references points were re-occupied by the GKJV in 1998 with a Trimble 4800 series GPS, confirming the accuracy of the original locations (Hodgkinson, 1998). SRK conducted three QA/QC exercises during the period from 1998 to 1999 that included verification of drill hole collar locations (Eichenberg, 1999).

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From November 2003 to January 2004, GPS determination of Canadian Active Control Network (CACS) NAD 83 coordinate values with elevations in masl for the GPS Base Station of Gahcho Kué was performed using two independent methods (processing of CACS / satellite data collected at the base station and processing of single point positions collected at the base station) as described by Hewlko (2004). Collar positions for drill holes undertaken between 2004 and 2008 were obtained using real time GPS CACS NAD 83 coordinates.

Unless otherwise noted, drawings and coordinates are based on the NAD83 coordinate system with elevations in metres above sea level (masl), referenced to the CACS benchmark located in Yellowknife. Shifts of +221.691 m north, -64.211 m east and +16.917 m elevation were used to convert the NAD27 HAE system to the CACS NAD83 masl system. These shifts differ from the expected theoretical shifts due to the enhanced survey accuracy achieved by tying into a CACS benchmark.

9.2	Geological mapping

A 16 km2 area near Kennady Lake underwent geological mapping at a scale of 1:2,000 in 1998. Mapping was carried out on the basis of aerial photographs with the objective of delineating bedrock geology, structure, overburden distribution and drainage within the area.

9.3	Exploration programs

No exploration work was carried out by the original claim staking company (Inukshuk). Exploration work during the period from 1992 to 1996 was carried out by Canamera Geological Ltd. (Canamera) as the operator for MPD and its predecessor company Mountain Province Mining Inc. (MPM). Exploration work from 1997 onwards was carried out on behalf of the GKJV by or under direct supervision of DBC as the project operator.

9.3.1	Canamera

Canamera acted as the project operator for MPM prior to establishment of the GKJV in 1997. Exploration work carried out during the period 1992 to 1996 included collection of 2,835 reconnaissance and follow-up till / sediment samples, airborne and ground geophysical surveying and geological mapping. This work resulted in the discovery of the 5034 kimberlite.

9.3.2	GKJV

Initial exploration work by the GKJV in 1997 included low-level airborne magnetic and five-frequency electromagnetic surveying over the property. Targets generated from these surveys were followed up with 2,211 sediment samples and exploratory core and reverse circulation drill testing. The Tuzo kimberlite was discovered in August 1997. Ongoing exploration work on the project since then has included collection of 2,708 geochemical and indicator mineral sediment samples, implementation of detailed electromagnetic and ground gravity surveys as well as additional exploration drilling.

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9.4	Hydrology and geotechnical studies

A geotechnical study was performed by Golder Associates (Golder) in 1999 (Eichenberg, 1999). The Laubscher rock mass classification system was used to assess geotechnical data collected by GKJV personnel trained in geotechnical aspects of core logging by Golder. Geotechnical units identified were based on fracture frequency, rock strength and joint conditions in both country rock and kimberlite. Work included measurement of core orientation, fracture frequency, rock strength and observation of joint conditions. Rock mass rating and rock mass strength were calculated for each unit on the basis of these measurements.

Point load testing was performed on HQ core specimens of kimberlite and country xenoliths from Tuzo (Charlebois, 2003) to obtain fresh point load strength index data for comparison against possible future rock strength classifications by ore dressing studies.

Two geotechnical HQ diameter core holes were drilled at Tuzo in 2004. Geotechnical and geohydrology consultants were employed on site during this drilling for detailed logging. This program was supervised by SRK and all data (geotechnical logs, field geological logs, density sample results and down hole survey measurements) were captured according to logging templates developed by SRK.

An assessment of uniaxial compressive strength and elasticity of 66 kimberlite and country-rock samples collected from the 2011/2012 core drilling campaign was carried out by Mirarco (Suorineni, 2012). Instrumented unconfined compressive strength testing was carried out on all intact core specimens.

Hydrology and geothermal drilling programs, supervised by HCL Hydrologic Consultants of Colorado, USA, were completed on the project area in 2004, although no holes were drilled on or around the Tuzo body, specifically. Work comprised hydro-structural drilling of faults and potential lake dewatering dykes. Hydrological data for hydrological modelling were tied into environmental baseline studies. Packer testing, sub-permafrost sampling, water sampling and installation of thermistors were carried out for incorporation in environmental baseline studies.

9.5	Comment

Exploration work undertaken to date on the Gahcho Kué Project is consistent with industry-standard practices and is appropriate for the mineralisation type. Work is considered adequate to support Mineral Resource estimation.

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10	Drilling

Data pertaining to core and LDD drill hole locations, survey and geological logs have been provided to MSC by DBC and have been incorporated into this section. Unless otherwise stated, details of methodologies and processes employed have been extracted and summarised from Brisebois et al. (2009).

10.1	Core drilling

10.1.1	Pre-2011 drilling

All core drilling of the Tuzo body has been carried out during and subsequent to 1997 with the GKJV as the project operator. Initial discovery and delineation of the Tuzo kimberlite occurred in August 1997, and a total of 61 core holes (17,829 m) were drilled on this body between 1997 and 2007. This work included 52 delineation drill holes (15,008 m), 7 geotechnical drill holes (2,118 m) and 2 pilot holes (702 m) for subsequent large diameter reverse circulation drilling. A summary of core drilling activities at Tuzo prior to 2011 is provided in Table 10-1 below and the distribution of holes in relation to the 2009 pipe model is shown in Figure 10-1.

Table 10-1: Summary of core drilling undertaken prior to 2011 on the Tuzo kimberlite.

Year	Activity	Diameter	Holes	Metres
1997	Delineation	NQ	2	706
1998	Delineation	NQ	3	644
1999	Delineation	NQ	4	1,657
2002	Delineation	HQ	7	1,240
2004	Mine Geotechnical	HQ	2	437
	Delineation	HQ	9	2,186
2006	Mine Geotechnical	HQ	5	1,682
	Pilot Holes	HQ	2	702
2007	Delineation	HQ	27	8,574
	Tuzo Delineation		52	15,008
	Tuzo Mine Geotechnical		7	2,118
	Tuzo Pilot Holes		2	702
	Tuzo Total (prior to 2011)		61	17,829

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0mbs
100mbs
200mbs
300mbs
400mbs
500mbs
Elev (Z)
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
-50.00
East (X)
View looking South

Tuzo pipe shell pre-2011

MINERAL SERVICES CANADA INC.	
Date:	14 June 2013
Geology By:	De Beers Canada - KPU
Model By:	De Beers Canada – KPU
Figure By:	Stephen Moss - MSC

Figure 10-1: 3D image of the 2009 Tuzo kimberlite pipe model showing traces of all core holes (n = 61) drilled prior to 2011.

10.1.2	Tuzo Deep drill program

An additional 6 HQ diameter core drill holes (4,126.62 m) were drilled in 2011/2012 with the purpose of further delineating the deep (354 – 564 mbs) portion of the Tuzo kimberlite and obtaining material for microdiamond sampling. Previous evaluation work had not adequately represented this zone. Details of the holes drilled are provided in Table 10-2 and the distribution of holes is illustrated in Figure 10-2.

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Table 10-2: Details of 2011/2012 delineation core drilling of Tuzo Deep (300 to 564 mbs).

Drill Hole	X	Y	Z	Average azimuth	Average Dip	Length (m)	Kimberlite length (m)
MPV-11-324C	589716	7035849	432	150	-56	708.00	217.78
MPV-11-325C	589716	7035849	432	350	-61	661.18	159.35
MPV-11-326C	589690	7036406	427	166	-61	528.44	105.47
MPV-12-327C	589690	7036406	427	166	-58	718.00	252.40
MPV-12-328C	589277	7035954	421	67	-41	842.00	276.59
MPV-12-329C	590050	7036053	421	276	-50	669.00	216.03
					Totals	4,126.62	1,227.62

Figure 10-2: 3D image of the Tuzo kimberlite showing drill traces for 2011/2012 core holes and geological model domains.

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10.1.3	Drill core logging – Geology

GKVJ field core logs recorded major kimberlite phases and country-rock intervals, total core recovery (TCR), rock quality designation (RQD), intact rock strength classification (Brown, 1981), number of natural fractures, number of mechanical fractures and the nature of infill material. Kimberlite intersections were logged by project and consulting petrologists.

For the drill core review in 2007 (Seghedi and Maicher, 2007), detailed core logging was conducted at the DBC warehouse in Sudbury. All drill cores of the 2007 drilling campaign were logged in the order they were received and at the same level of detail. Drill core logs from prior to 2007 were also reviewed and updated at this time. The drill cores were examined under adequate lighting conditions assisted by examination of representative core sections under binocular microscope. Drill cores had been sampled prior to the logging exercise for density, point load and acid rock drainage studies (granite only). The following procedure was followed with each drill hole examined:

1)	The entire core was briefly examined to confirm all boxes were present, in order and labeled correctly.
2)	Obvious major geological subdivisions were highlighted with flagging tape and marked at the margin of the boxes.
3)	Logging proceeded from the first box through the entire core to the end of hole.
4)	Sampling of drill cores followed the 2006 MRM Protocol (Field and Ferreira, 2006; Kurszlaukis and Webb, 2006), whereby samples were collected by mining bench (12 m spacing), such that each sample is centered at the bench center point. Petrography samples were identified as logging proceeded to ensure representative samples were collected; whole rock chemistry and microdiamond (MIDA) samples were marked with tape at the margin of the boxes;
5)	All cores were photographed after logging with a high resolution digital camera;
6)	A schematic summary diagram of the main geological features of each hole was completed following the logging of each hole.

For all drill logs, zone, unit and model codes were assigned. The more detailed textural zones were used to describe each intersection of kimberlite with common characteristics. A suffix was added to the zone codes to quantify the degree of dilution by country-rock xenoliths, i.e. B (15 to 50% xenoliths), BB (50 to 75%) and BBB (>75%). Subsequently, unit codes were assigned by grouping textural zones that occur in more than one drill core. Finally, unit codes were grouped together to model codes in accordance with the resolution of bench spacing (12 m) and to develop mineable geological domains.

Detailed geology data collected during logging includes:

•	Olivine data (size, modal abundance, shapes, alteration);
•	Relative abundance of olivine, pelletal clasts and coherent magmatic particles (see Section 7);
•	Coherent magmatic particles (sizes, shapes, internal structure, clast-host; relationship and mineralogy; see Section 7);

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•	Indicator mineral counts and types, description of mantle xenoliths;
•	Country-rock xenoliths: clast size average and range, visually estimated modal abundance, types and relative proportions, alteration;

•	Inter-clast matrix/groundmass: mineralogy, alteration;
•	Fabric: sorting, packing, grain orientation;
•	Structure: bedding, grading, and other transport and depositional indicators;
•	Nature of contacts;
•	Autolith description;
•	Alteration such as veining, sulphide and carbonate patches;
•	Serpentinization;
•	Any other features of interest.

Drill core logging procedures for drilling in 2006 are documented in Hetman (2007), and are similar to those described above. Logging procedures for drilling prior to 2006 (16 drill cores) are summarized in Scott Smith (2005), and have not been reviewed by MSC for the purposes of this report.

In addition to the geological logging process summarised above, line scan measurements were undertaken (based on procedure outlined in Kurszlaukis and Webb, 2006) on all 2006 and 2007 drill cores to provide quantitative estimates of the percentage of country-rock dilution. This involved measuring the cumulative length of all country-rock fragments greater than 1 cm in size, undertaken in 1 m intervals along a continuous line down the entire length of the drill core.

Detailed core logging for the Tuzo Deep program (2011/2012) was carried out according DBC KPU standard procedures outlined in Kurszlaukis (2011). This document lays out a detailed protocol for core receipt and handling, basic geological logging of kimberlite contacts and obvious internal phase boundaries, core photography and core shipment to Sudbury where final detailed core logging and sampling is carried out. KPU core logging is carried out according to internal best practice principles with a focus on identifying and describing different kimberlite types. Work was carried out in cognisance of previous logging work in a best attempt to establish continuity between the observed volcanic units and their petrographic definition (Mann, 2013). In addition to the recorded geological characteristics, logging work carried out included line scan measurements for country-rock dilution, magnetic susceptibility and dry bulk density measurement. Sampling was conducted in a similar manner to the 2007 Tuzo program, in accordance with the 2006 MRM sampling protocol (Field and Ferreira, 2006; Kurszlaukis and Webb, 2006).

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10.1.4	Drill core logging – Geotechnical

This section is an excerpt from the report by Campbell and Greenwood (2008).

The geotechnical and hydrogeological investigation of the Gahcho Kué kimberlites began in 1996 and has subsequently included six drilling and core logging campaigns, and two field mapping programs.

The first geotechnical logging on Tuzo began in 1999 and three subsequent programs were carried out in 2004, 2006, and 2007. The 1999, 2004, 2006, and 2007 drilling campaigns were overseen by SRK, with logging completed by DBC and SRK staff. The geotechnical logging methods used for the 1999, 2004, 2006, and 2007 programs were based on SRK’s standardized approach, which employs Laubscher’s RMR classification system (Laubscher, 1990). As part of this standardized system, SRK collects detailed geotechnical data including triple tube oriented core measurements and field and laboratory samples for strength and weathering tests. SRK conducted quality assurance and quality control (QA/QC) audits in 1999, 2004, 2006, and 2007 to ensure data integrity.

Geotechnical logging from 1996 and 2002 was not collected using SRK’s standardized system. Although SRK did not oversee these drilling campaigns, data from these programs was used to support findings from higher confidence SRK standardized data (1999, 2004, 2006, and 2007).

The following core logging procedure was applied for field programs during 2004 - 2007:

•	In the case of the geotechnical holes, the core was photographed in the split tube.
•	Basic (SCR, TCR, RQD) and detailed logging information was collected while core was still in the split tube. In the case of the delineation, evaluation and pilot holes, this logging was conducted on core in core trays, as triple tube drilling was not used for these holes.
•	Data was entered in the SRK Geotechnical Access Database.
•	Core was transferred to the core trays.
•	Core was photographed.
•	Laboratory and point load samples were selected and tested as required.
•	Data was checked (QA/QC) and entered into the GEMCOM database.

Using the standardized procedure described above, geotechnical parameters were collected. The following parameters were used to validate the existing geotechnical domains identified by SRK:

•	Rock Quality Designation (RQD);
•	Uniaxial compressive strength (UCS);
•	Fracture frequency per metre (FF/m);
•	Rock Mass Rating (RMR).

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10.1.5	Collar surveys

Drill collar positions for 1997, 1998 and 1999 holes were obtained by tying into the UTM ground survey grids (implemented over all kimberlites on the Gahcho Kué Project, as described in Section 9.1 above) using a Trimble 4800 series GPS. Drill collar positions for 2002 holes were determined prior and subsequent to drilling using a Trimble 5700 series system GPS in real time kinematics mode tied into a local base station receiver (Rikhotso et al., 2002). Contractors surveyed all 2004 drill hole collars prior and subsequent to drilling in CACS NAD 83 coordinate values with elevations in metres above sea level (Hewlko, 2004). Drill collar positions for post-2004 holes were measured by Sub-Arctic Surveys of Yellowknife, NWT, using a Leica Sr530RTK GPS in real time mode tied to a local base station receiver.

10.1.6	Down-hole surveys

Single-shot down-hole orientation surveys were performed on selected core holes drilled in 1997 and 1998 utilizing a Pajari® survey tool. This tool produces reliable inclinations, however azimuth data may be compromised if the lithology in which the tool is measuring is magnetic.

Core holes completed during 1999 – 2008 were surveyed with incremental single-shot down-hole surveys using a REFLEX® EZ-Shot™ survey tool. No survey data are available for vertical holes completed during 2002 and it is assumed that these holes were not surveyed. Survey spacing down hole was typically 21 m, however spacing was amended based on drill hole depth and inclination, and more closely spaced surveys were carried out in the shallow parts of selected holes. Lower resolution surveys were carried out in vertical holes that were surveyed. QA/QC of acquired survey data has been carried out through WellNav® gyroscopic survey of selected core holes in 2002 and through Maxibor® down hole directional optical survey of selected core holes in 2006.

Core holes completed during 2011/2012 were surveyed with a REFLEX® Gyro™ survey tool. This instrument is not sensitive to variations in magnetic field and is considered to produce highly accurate dip and azimuth measurements.

10.1.7	Core sample collection protocols

Tuzo drill core has been sampled for petrography, whole rock chemistry, bulk density and microdiamond analysis. The overall approach to core sample collection has varied through two main phases during the evaluation of Tuzo. Prior to 2006, all sample collection was carried out on a variable sample spacing down hole, with sample locations selected by the logging geologist based on the lithology observed. During and subsequent to 2006, a new quantitative and systematic sampling protocol was implemented, as outlined in Field and Ferreira (2006) and Kurszlaukis and Webb (2006). The new methodology allows petrography and geochemical data to be related to microdiamond data derived from samples that are collected according to a controlled consistent method and that have associated measured dilution data. This allows for a more reliable assessment and correction for the impact of dilution upon grade models derived from microdiamond results.

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The overall protocol involves sampling on a regular spacing based on the planned mine bench height (12 m), such that the centre of all sample intervals correlates with the middle elevation of future mine benches. The specific collection protocols and details of samples collected are provided in Sections 10.1.8 to 10.1.12 below.

10.1.8	Petrography sampling

Petrography sampling has been carried out as routine procedure on core drill holes. Sample selections were made by the KPU logging geologist according to the KPU internal MRM sampling protocols, based on a pre-determined sampling interval of 12 m, to properly represent lithologies and features of interest present. Samples were collected from the midpoint of planned future mine bench heights. Sample sizes vary based on the diameter of the core being sampled and are collected to produce a polished slab with a surface area of at least 64 cm2. Sample lengths varied from ~15 to 30 cm, depending on the core diameter.

Samples were collected according to the protocols outlined in Chuchra, 2008, which provides detailed instructions on sample collection, labelling and packaging. Detailed petrographic observations were incorporated into KPU geology logs to produce the final geology logs for development of the Tuzo geology model. The location, sample integrity and sample information recorded for each petrography sample were verified by a KPU petrology associate as a QA/QC protocol prior to packaging and shipment of samples.

In excess of 1,100 petrography samples were collected from drill core at Tuzo, and were used to contribute towards the geology model development. The petrography samples are spatially well-distributed, and are considered to be sufficiently representative of all geology domains, with the exception of HK_TZD.

10.1.9	Geochemistry and spinel mineral chemistry sampling

Whole rock chemistry (WRC) samples are composites comprising three equal-sized pieces of core collected from the top, middle and bottom of all microdiamond sample intervals at an interval spacing of 12 m down hole to obtain a representative sample of approximately 1 kg. Sample collection was carried out to ensure that the WRC sample reflects the average dilution of the sample interval; to characterise the overall lithological unit and not the kimberlite magma.

Samples were collected according to the protocols outlined in Chuchra (2008) which provides detailed instructions on sample collection, labelling and packaging. The location, sample integrity and sample information recorded for each WRC sample were verified by a KPU petrology associate as a QA/QC protocol prior to packaging and shipment of samples. The whole-rock geochemistry dataset comprises 221 samples from 35 different drill cores from the 2006, 2007 and 2011/2012 drill programs (Mann, 2013).

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The spinel mineral chemistry dataset comprises 2,264 analyses (Mann, 2013) of samples derived from the TK, TKt, HK and HKt geology domains. These were collected from 18 different drill cores.

10.1.10	Bulk density sampling

Bulk density samples were collected according to the protocols outlined in Kurszlaukis, 2011, which provides detailed instructions on sample collection and handling for three methods of bulk density determination, including calliper, three dimensional line scan and water displacement methods (see Section 11.4). No dry bulk density determination was carried out on samples collected prior to 2004 (only wet SG was measured) and these samples have been excluded from all estimates. Comments on sample type and conditions were recorded, allowing for the exclusion of samples with readings likely compromised by disaggregation of the sample upon immersion in water during measurement. A total of 1,207 bulk density measurements (all collected during and subsequent to 2004) have been included in this evaluation. A summary of the number of useable bulk density samples by year is provided in Table 10-3 below.

Table 10-3: Number of bulk density determinations by year and method.

Year	Displacement	3D scan	Calliper
2004	41	0	0
2006	395	0	0
2007	659	0	0
2011	46	17	20
2012	66	49	26
	1,207	66	46

Sample lengths for measurements taken between 2004 and 2007 are generally on the order of 10 cm. Sample lengths for measurements from 2011/2012 drilling were 20 cm (Kurszlaukis, 2011). Bulk density samples prior to 2006 were collected on an approximate 6 m spacing in kimberlite and an approximate 12 m spacing in country rock. Samples were selected to be most representative of the interval of core being represented by the sample. During and subsequent to 2006, all samples were collected on a regular 12 m spacing, along with WRC, petrography and microdiamond samples.

Detailed dilution statistics were collected for bulk density samples from the 2011 / 2012 drilling program. The cumulative length of country rock (fragments greater than 1 cm in size) intersected by a straight line drawn on the core was measured to provide a percentage dilution. These observations were collected on three parallel lines drawn along the length of the bulk density sample 120 degrees apart from each other. Data from each line were averaged to provide an accurate quantitative assessment of the country-rock content of the bulk density sample.

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MSC considers the bulk density sampling program undertaken at Tuzo to be comprehensive and to provide an adequate distribution of samples for estimation of bulk density of the different kimberlite domains at an acceptable degree of accuracy.

10.1.11	Microdiamond sampling

Prior to 2006 all microdiamond samples were collected with variable sample lengths and were specifically collected to avoid incorporation of “avoidable” (i.e. > ~ 10 cm) country-rock xenoliths. Due to complexities and potential inaccuracies with measurement and estimation of sample dilution, the results from samples and taken prior to 2006 were not considered to be reliable and were excluded from evaluation work carried out since 2007.

Microdiamond samples collected during and subsequent to 2006 were collected at 12 m sample spacing, comprising composite sample increments collected adjacent to the whole rock chemistry and petrography samples discussed above. Samples were collected based on the MRM sampling protocols defined by Field and Ferreira (2006) and Kurszlaukis and Webb (2006). The microdiamond sample collection protocol (Chuchra, 2008) specified:

•	A maximum total sample weight of 8.2 kg, comprising two increments of approximately 4 kg each collected from above and below the petrography sample collected from the centre of the 12 m sample increment. The length of the material collected would depend on the density of the kimberlite, to achieve the desired sample mass.
•	No country-rock material was excluded from microdiamond samples collected during 2007 and 2011/2012. Sample increments were collected inclusive of all dilution.

Line scan dilution measurements were captured for all microdiamond samples collected subsequent to 2007. This entailed measurement of the cumulative length of country rock (fragments greater than 1 cm in size) intersected by a straight line drawn on the core over the actual microdiamond sample interval only. This provides a quantitative measure of the degree of dilution of the microdiamond sample.

As no microdiamond sample dilution figures were captured for samples collected in 2006 these results were also excluded from the dataset for the current study. Useable microdiamond samples include 363 samples (2,860 kg) collected from 2007 drill core and incorporated into the 2009 Mineral Resource estimate (Brisebois et al., 2009), and 83 samples (666 kg) collected from 2011/2012 drill core and combined with the 2007 sample to facilitate the 2013 updated Mineral Resource estimate documented in this report.

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The 2007 drilling and microdiamond sampling program provides comprehensive coverage of the Tuzo Upper (0 to 300 mbs) on a regular approximately 35 x 35 m grid, with a 12 m down hole spacing (Figure 10-3). This provides a reliable basis for 3D modelling of microdiamond content.

Microdiamond sample coverage of Tuzo Deep (300 to 564 mbs) is relatively sparse (Figure 10-4) but provides broadly representative coverage of the main geological domains.

Figure 10-3: Plan view of 3D geological model of Tuzo pipe showing distribution of 2007 drill holes sampled for microdiamonds.

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Figure 10-4: Profile view of 3D geological model of Tuzo pipe showing distribution of all drill holes sampled for microdiamonds within Tuzo Deep (TZD). 3D internal geology domain models are made transparent. Drill core geology is indicated down the drill hole trace. The internal country-rock domain RAFT is hidden from view.

10.2	Reverse circulation large diameter drilling (LDD)

10.2.1	LDD programs

Three reverse circulation LDD programs have been carried out over the Tuzo kimberlite between 1997 and 2008. Summary details of these drilling programs are provided in Table 10-4 below. Drilling was carried out using tricone drill bits varying in diameter from 140 mm to 610 mm, using a reverse-flood air-assist method to recover drill cuttings. Only results from the 1999 and 2008 LDD programs have been used for Mineral Resource estimation work at Tuzo.

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Table 10-4: Summary of LDD programs undertaken at Tuzo.

Year	Holes	Metres	Diameter (mm)
1997/1998	18	1,616	140
1999	11	2,592	311
2008	9	1,391	610
Total	38	5,600

The distribution of the 1999 and 2008 LDD holes is illustrated in Figure 10-5. The 1999 holes are distributed on a relatively even grid of approximately 20 x 30 m (closer spaced in places). The 2008 LDD program was specifically targeted to obtain a large parcel of diamonds and hence was mostly focussed on the high grade TKTKT1H domain. Of the nine LDD holes completed in 2008, eight of them were concentrated in two tight clusters focussed on the TKTKTH1 domain. The remaining hole was drilled approximately 50 m to the south-west and was collared to intersect the TK and underlying domains. LDD hole lengths range from 90 to 300 m and hence only cover the upper 300 m of the Tuzo body.

10.2.2	LDD logs

A drill log was maintained for all 1997 and 1998 LDD holes, recording the hole number, depth, basic geology and granite xenolith content, with a record of sample intervals collected. Other parameters recorded included operational data, penetration rates and drill tool usage. Geological reference samples were collected every 3 m, and a log of the reverse circulation (RC) drill chips was carried out by the project geologist. Granulometry samples of screened drill cuttings were collected for size distribution analysis. Samples of underflow material (fine undersize material discarded through screening) were also collected for microdiamond investigation.

Logging protocols for subsequent drill programs were similar but included collection of geological reference samples every 1 m and the capture of the following additional drill operational parameters:

•	rate of penetration;
•	hook load;
•	revolutions per minute;
•	torque;
•	hydraulic pressures;
•	total weight on bit;
•	water usage / total pump output;
•	standpipe pressure.

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Figure 10-5: Plan view of 3D geological model of Tuzo kimberlite pipe showing distribution of 1999 and 2008 LDD holes sampled for macrodiamonds.

10.2.3	Collar surveys

Drill collar positions for LDD holes were determined in the same way as the core hole collar positions for corresponding years. This is discussed in Section 10.1.5 above.

10.2.4	Volume measurement

Down hole measurements of hole diameter were systematically collected for all LDD holes using a down-hole calliper survey. Measurements of diameter were used to calculate the actual in situ volume of material collected for each LDD sample. Sample volumes were converted to sample tonnes via estimates of bulk density (see Section 14.1.4 and 14.2.4 below).

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10.2.5	LDD sampling

The drilling method employed uses a reverse-flood air-assist method to lift drill cuttings from the drill bit and transport these to the surface where all recovered material was passed over screening panels on a shaker table. A bottom cut-off size of 1.0 mm was used for 1998 LDD sampling. Nominal bottom screen sizes used for recovery of drill cuttings on site for the 1999 and 2008 sampling programs were 1.4 mm and 1.3 mm, respectively (note that the bottom cut-off used for processing of the 1999 and 2008 samples in the diamond recovery plant was 1.6 mm; see Section 11.6 below). Fine material passing through the screens was discarded as waste. Retained oversize material was gravity fed from the shaker table into prepared polyethylene bags and labelled and stored for processing. Sample bags were composited together as required to produce samples reflecting the targeted intervals down hole.

A summary of LDD samples collected from Tuzo is provided in Table 10-5 below. The sample interval for the 1999 LDD program was mostly 24 m but ranged from 3 to 36 m. For the 2008 LDD program, the majority of samples were taken on a 12 m interval but a small number of sampled deviated from this ranging from 0.5 to 110 m in length.

Table 10-5:Tuzo LDD bulk samples collected by year.

Year	Holes	Diameter (mm)	Metres	Sample interval (m)	Samples	Volume (m3)	Lower Screen Size (mm)
1998	18	150	1,616	36 m	35	20	1.0
1999	11	311	2,592	24 m	111	215	1.4
2008	9	610	1,234	12 m	72	392	1.3
Total	38		5,443		218	626

10.3	Comment

LDD bulk sampling procedures employed are consistent with industry-standard procedures. The use of significantly varying drill bit size may have resulted in varying degrees of diamond breakage between the different programs, as smaller drill bits are in general expected to produce a higher degree of diamond breakage. The use of different bottom screen sizes has resulted in the collection of diamond parcels with significantly varying size distributions which complicates interpretation of results and introduces the need for additional data manipulation. As a result of these issues as well as the small size of the sample obtained, the results from 1998 drilling have been excluded from Mineral Resource estimation work undertaken on Tuzo. Results from 1999 and 2008 are considered broadly comparable and these data have been used for Mineral Resource estimation work as described below.

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11	Sample preparation, analysis and security

The summaries below in Sections 11.1 to 11.3 are based on internal De Beers documentation provided to MSC and discussion with DBC staff. The sources of information for other sections are indicated at the beginning of each section.

11.1	Petrography

Petrography samples were labelled with a sample number, upward direction, the axis for cutting and preparation of the polished slab and the location for cutting of thin sections. Samples were packaged in bubble wrap and stacked vertically in sample pails prior to shipment for processing to minimise sample breakage. Details of the sample preparation and packaging protocol are provided in Chuchra, 2008. Sample labelling and packaging were verified by a KPU petrology associate as a QA/QC protocol prior to shipment of samples.

Petrography sample processing was carried out at Vancouver Petrographics Ltd. (of Langley, BC, Canada) as an independent subcontractor. Samples were processed under the “dry” kimberlite petrographic sample preparation method, which produces a polished petrographic slab preserved with epoxy and two thin sections (standard and wedged) for each sample for examination under binocular and petrographic microscopes.

11.2	Geochemistry

Whole rock chemistry sample preparation prior to export was limited to labelling and packaging of samples, which was verified by a KPU petrology associate as a QA/QC protocol prior to shipment of samples. Samples were consigned for processing to AcmeLabsTM (of Vancouver, BC, Canada) acting as an independent subcontractor. AcmeLabsTM is registered under the ISO 9001 Model for Quality Assurance.

Sample preparation (carried out by AcmeLabsTM) involved drying, crushing and pulverisation of samples to produce pulps for analysis. Sample analyses included processing under methods Group 4A and Group 4B (Kurszlaukis, 2011). Group 4A is a whole rock major and minor element analysis by ICP-emission spectrometry following a lithium borate fusion and dilute acid digestion of a 0.2 g sample pulp. Group 4B is a trace element analysis of a 5 g pulp that incorporates two separate ICP-MS analyses for 45 elements using the same lithium borate decomposition as Group 4A. All material remaining after analysis was returned to the KPU in Toronto.

Blanks (analytical and method), duplicates and standard reference materials were inserted into samples sequences by AcmeLabsTM to provide a measure of background noise, accuracy and precision as part of their internal QA/QC protocols.

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11.3	Spinel Groundmass Mineral Composition analysis

Details of the methodology used for spinel analyses are taken from Mann (2013). Spinel analyses were performed by electron microprobe analysis (EPMA) on grains < 0.1 mm in size with euhedral to subhedral shapes. Analyses were performed on grains visible in thin sections at two different facilities, the De Beers Group Services microprobe facility in Johannesburg, South Africa (DBGS) and the University of Toronto (Ontario, Canada). Single core analyses were carried out on spinels from all lithologies from Tuzo except HK. Thin sections of HK material were all submitted to the University of Toronto for core and rim analyses, where rims were present. Minimum grain counts of 20 per thin section were attempted, however certain samples were too altered to allow for 20 reliable measurements.

Raw data were filtered to remove analyses with Cr2O3 contents below 40 wt%, Fe/(Fe+Mg) above 0.7 and SiO2 greater than 1 wt% to remove magnetite and analyses that incorporate silicate inclusions or thin section glass contamination. Further filtering was undertaken to remove mantle xenocryst chromite analyses from the dataset by excluded grains with TiO2 less than 1.6 wt%. Geochemical plotting software was also used with reference exploration spinel indicator mineral data to eliminate obvious subpopulations of mantle xenocryst chromite.

11.4	Bulk Density

Information on bulk density measurement is summarised from Brisebois et al. (2009) and internal De Beers documentation (as noted in references). It also incorporates information obtained by discussion with DBC staff as well as analysis by MSC of the bulk density data.

11.4.1	Methods

Bulk density measurement was carried by staff members of the DBC KPU in Sudbury (Ontario, Canada). Density measurements on all bulk density samples were carried out according to detailed procedures documented in Kurszlaukis, 2011. The main bulk density determination method used to date is Water Displacement Method 1 from Lipton (2001), as specified by ASTM D167-73, adapted slightly to include measurement of the original in situ moisture content. This involves the following:

•	Weigh the sample to determine the mass with in situ water content (M)
•	Dry the sample at 110[o]C for 24 hours
•	Weight the sample to determine the dry mass (Ms)
•	Slowly submerge the sample in a water-filled vessel and collect the displaced water in a measuring beaker
•	Weigh the water displaced by the sample (Mw)
•	Retrieve the sample from the water vessel and weigh it to determine the mass of the sample plus absorbed water (Msat)
•	Calculate dry bulk density as D = Ms/(Mw+(Msat-Ms))

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Other methods used for bulk density determination in 2011 and 2012 included calliper measurement and three-dimensional laser scanner methods. These provide alternative approaches to determining sample volume and were applied to a limited number of the 2011/2012 bulk density samples (see Table 10-3 above). A review of resultant bulk density data by MSC suggests that the results obtained using these alternative approaches are broadly consistent with those determined by the more standard water displacement method, but that the laser scanner method slightly overestimates volume, resulting in a ~ 5% bias towards lower bulk density values. Bulk density determination prior to 2004 only produced wet density measurements, and these data have not been used for Mineral Resource estimation.

11.4.2	QA/QC

Bulk density samples were subjected to a QA/QC procedure based on the American Society for Testing and Materials (ASTM) Designation C97-96. Variations in electronic scale output were monitored with standard weights and density samples underwent a 1 % external and 1.5 % internal duplicate testing to verify density results. Comments of sample integrity and occasional slight disaggregation upon immersion in water were recorded to allow for removal of potentially inaccurate results from the dataset.

The accuracy of the water displacement method used for all bulk density results used in this study is dependent on the collection of all displaced water for weighing. This requires the vessel into which the core is submerged to be filled exactly to the point of overflowing. The protocol document for density measurement (Kurszlaukis, 2011) emphasises that great care must be taken to ensure that this is strictly adhered to.

11.5	Microdiamonds

Information on the processing of microdiamond samples is summarised from Brisebois et al. (2009) and internal De Beers documentation (as noted in references) and incorporates discussion with DBC staff.

11.5.1	Caustic fusion and diamond recovery

Microdiamond processing results prior to 2007 have not been included Mineral Resource estimation work. All microdiamond samples collected during and subsequent to 2007 were processed at the Saskatchewan Research Council (SRC) in Saskatoon, Saskatchewan, Canada.

Kimberlite samples are dried and crushed if necessary. Individual sample aliquots of up to 8 kg are placed into furnace pots with caustic soda (NaOH) and heated to 550oC for 40 hours. The resulting molten sample residues are then poured through 75 µm single use screens that are discarded after use. Furnace pots are thoroughly soaked with water to remove any remaining caustic and trapped material and the water is again poured through the screen. Retained residue is then rinsed and treated with acid to dissolve readily soluble materials.

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The sample is then transferred to a zirconium crucible and fused with sodium peroxide to remove any remaining minerals other than diamond from the sample. The remaining residue is then wet screened to divide the recovered diamonds into microdiamond size classes. Stones are stored in plastic vials containing methanol.

Sample residues are then sent to the observation room where they are handpicked for diamond by trained observers. Individual stone weights are recorded for all +300 µm microdiamonds. Stones smaller than 300 µm are weighed and grouped by size fraction.

11.5.2	QA/QC

The SRC laboratory management system operates in accordance with ISO/IEC 17025:2005 (CAN-P-4E), General Requirements for the Competence of Mineral Testing and Calibration laboratories. The SRC has been accredited for microdiamond work by the Standards Council of Canada under ISO/IEC 17025:2005.

Bright yellow synthetic diamonds (150 – 212 µm) are added to the sample prior to fusion as a spike. SRC reports an average recovery efficiency of 98% based on spike recovery. All sample residues, picked by designated diamond sorters, are repicked by a senior sorter to ensure complete recovery of microdiamonds. A designated Quality Control Manager is in charge of all of QC documentation.

Diamonds are weighed by SRC on Ultra Micro Analytical balances which have scheduled external ISO/ IEC 17025:2005 calibrations and are subjected to a daily calibration test for quality assurance.

Once the microdiamond results were received from the SRC the liberated diamonds and sample residues were consigned to the De Beers Kimberley Micro Diamond Laboratory (KMDL) in Kimberley, South Africa. All stones smaller than 300 μm were re-weighed to obtain individual stone weights (as opposed to the sieve class group weights provided by SRC). A record of stone fragments, possible synthetics and synthetics was maintained during the weighing of individual stones. A residue audit was performed at the KMDL on 10% of samples within each consignment. Residues were retreated at the KMDL and the resulting concentrates were sorted for microdiamonds. No additional stones were recovered from these random checks.

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11.5.3	Sample chain of custody

Kimberley Process1 chain of custody documentation was maintained for microdiamond sample shipping and transport of residues / picked diamonds from SRC to the KMDL. All sample transport was carried out with containers secured with numbered seals. Samples, diamonds and residues were shipped and transported according to the detailed instructions outlined in an internal De Beers document (De Beers Canada, 2010).

11.5.4	Comment

Microdiamond sample collection, handling, processing, diamond recovery and QA/QC of processes and results is considered to be in line with or better than industry standards.

11.6	Bulk Sample Processing

Unless otherwise stated, all information on the processing of bulk samples was derived from Brisebois et al. (2009).

11.6.1	Methods

Sample processing during 1999 involved gravity feed of sample material from the sample bag through a scrubber. Cleaned material was screened to retain material in the size range 1.6 to 10.5 mm. Oversize material was crushed to 10 mm and reintroduced to the scrubber, while undersize material was discarded as waste. Washed and prepared material was gravity fed to a mixing box where material was mixed with a ferrosilicon (FeSi) slurry and pumped through a 200 mm diameter cyclone with a 46 mm spigot for separation of heavy minerals.

Sample processing during 2008 was carried out at the De Beers Grande Prairie Dense Media Separation Circuit. Sample material was gravity fed from 2 tonne sample bags into a feed bin, from where it was conveyed to a scrubber. Scrubbed material was screened to retain material in the size range 1.6 to 14 mm. Oversize material was fed to a Masco jaw crusher with a 10 mm closed-gap setting. Crushed material was reintroduced to the scrubber. Undersize material (< 1.6 mm) was discarded as waste. Washed and prepared sample material was mixed with a slurry of water and 270D grade FeSi and fed to a 5 tonne DMS for heavy mineral separation. The DMS comprises a 200 mm cyclone with a 46 mm spigot. The sample / slurry mix was pump-fed to the DMS at a pressure of approximately 98 Kpa. The light sample fraction was washed to recover FeSi and discharged for weighing and storage. The heavy sample fraction (concentrate) was washed to recover FeSi and gravity fed to concentrate pails, which were weighed and stored for shipping.

1 The Kimberley Process (KP) is a joint governments, industry and civil society initiative to stem the flow of conflict diamonds which are rough diamonds used by rebel movements to finance wars against legitimate governments. The Kimberley Process Certificate Scheme (KPCS) imposes extensive requirements on its members to enable them to certify shipments of rough diamonds as “conflict-free”.

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Following DMS concentration, an overall concentrate percentage yield (concentrate mass divided by sample mass calculated from calliper measurements of hole diameter) was recorded. An overall sample recovery was calculated by dividing the head feed sample mass by the sample mass calculated from calliper measurements of the hole diameter. Other measurements recorded during processing include moisture content and representative screening analysis of the tailings material. The treatment plant’s operational parameters were recorded. This included measurement of operational time-and-motion information with discrimination of operational activities and downtime.

For the 1999 programme, bulk sample concentrates were sealed and shipped under Kimberley Process chain of custody procedures to the Geology Sample Processing Laboratory (GSPS) in Johannesburg, South Africa, for final diamond recovery by X-ray fluorescence.

For the 2008 programme, bulk sample DMS concentrates were sealed and shipped under Kimberley Process chain of custody procedures to the De Beers Group Exploration Macrodiamond Laboratory (GMDL; previously GSPS) in Johannesburg, South Africa, for final diamond recovery by X-ray fluorescence and glove-box sorting followed by sieving and characterisation. In addition, an unspecified proportion of bulk sample concentrates were sealed and shipped to SRC in Saskatoon, Canada, for recovery by X-Ray Sortex concentration, grease table concentration and glove box hand sorting. The recovery tailings for the DMS concentrate batches submitted to the SRC were sent to the GMDL for auditing.

Recovered diamonds were shipped under the same chain of custody procedures to the De Beers Diamond Trading Company (DTC) in London, England for appraisal and valuation.

11.6.2	QA/QC

Various measures were implemented to prevent bulk sample contamination. The scrubber, feed bin, pumps, screens and screens of the DMS circuit were thoroughly cleaned out between processing of different samples. A more thorough clean-out and a clean-up procedure was followed between processing of material from other kimberlite pipes on the project.

The scrubber was reversed and pressure-washed to ensure a complete removal of all material. Spillage was collected from beneath the plant and re-introduced into the process stream. All screens were hosed and unblinded between samples. The cyclone feed pump was stopped and restarted to dislodge any trapped grains between samples. The plant was operated without load for 15 minutes between samples in order to completely flush and clean out the system.

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QA/QC protocols on heavy mineral recovery through the DMS included regular measurement of medium density as well as the operating medium pressure at the cyclone. Testing with density tracers was routinely undertaken, and the density cut-point and probable error (Ep) were determined.

In all cases, marked or synthetic diamond tracers were added to the samples to monitor recovery efficiency.

11.6.3	Diamond breakage

Sergeant (1999) documents a study of diamond breakage carried out on 2,494 diamonds from the 1999 LDD sampling program. The results confirm diamond breakage of between 19 and 24%. No breakage studies have been carried out on diamonds recovered from the 2008 drill program. A slightly lower degree of breakage might be expected for the larger diameter drill sampling method used (610 mm in 2008 compared to 311 mm in 1999).

11.6.4	Sample security

Security procedures were in place during LDD sampling programs at the Gahcho Kué site, during sample processing at the De Beers DMS facility in Grande Prairie and during diamond recovery at the De Beers’ Group Exploration Macro Diamond Laboratory (GEMDL) in Johannesburg, RSA. These procedures controlled security duties, transportation and chain-of-custody processes around the handling, storage, documentation and overall security for the bulk sampling programs. Independent security contractors were employed at the Gahcho Kué site for the 2008 LDD bulk sampling programs.

Samples collected during LDD programs were secured in closed bags with uniquely numbered single-use security seals at the Gahcho Kué site. Field consignment records of the bag and seal number, bag weight and condition were documented. The chain-of-custody was maintained through a series of consignment document sign-offs to track the sample and security seal numbers from the initial collection of the sample, during transportation and to the DMS process plant. Samples were transported to the DMS plant in vans that were padlocked and affixed with uniquely numbered security tags via winter ice roads when possible, or flown by commercial aircraft to Yellowknife and then transferred to closed vans for shipment to Grande Prairie. The De Beers Grande Prairie bulk sample DMS processing warehouse is a locked facility, monitored by multi-camera video surveillance and contracted security personnel. Records are kept of visitors to the facility.

DMS concentrates were gravity fed from the DMS into collection pails inside a glove box equipped concentrate cage secured by two padlocks and two single-use security seals. Pails were sealed while still inside the cage, prior to removal and weighing. Pails were all sealed with numbered security seals and stored in a locked class-three demountable vault prior to shipment. A video camera was installed inside the transport container (which was also alarmed), and two cameras overlooked the treatment plant concentrate cage. The concentrate cage and containers were both sealed with two locks and two security seals. The plant supervisor and the operator each held a key to one of these padlocks and neither the cage nor the container could be opened without both in attendance.

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Concentrate pails were drained of water, weighed, and boxed for transport within a palletized wooden crate, which was firmly screwed together and strapped with metal bands. Uniquely numbered, tamper-evident seals were placed on these straps to detect any unauthorized opening.

Sample shipments were collected from the Grande Prairie premises by a Brinks Inc. armoured vehicle and driven with an armed escort to the Edmonton airport, where they were air-freighted to Johannesburg via London.

The De Beers GEMDL facility in Johannesburg conforms to all the De Beers’ Diamond Control Teams requirements for the secure processing of diamondiferous material. This involves access control, surveillance, hands-off processing and diamond control in accordance with the South African Diamond Act No. 56/86.

11.6.5	Comment

Bulk sample collection, handling, processing, diamond recovery, QA/QC of processes and results, and security is considered to be in line with or better than industry standards.

12	Data verification

12.1	Tuzo Upper (0 to 300 metres below surface)

The Mineral Resource estimate reported below for Tuzo Upper remains unchanged from that reported in previous NI 43-101 reports in 2009 (Brisebois et al, 2009) and 2010 (Johnson et al., 2010). These reports provide a detailed description of the following aspects relevant to data verification:

•	internal reviews and audits;
•	laboratory processes and facility inspections;
•	independent reviews;
•	database verification; and
•	some special considerations for diamond resource determination.

The reader is referred to these reports for further details. MSC has reviewed the information provided in Brisebois et al (2009) and Johnson et al. (2010) and is satisfied that the data verification measures undertaken meet or exceed the requirements for a project of this nature.

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12.2	Tuzo Deep (300 to 564 metres below surface)

Quality control and data verification processes for specific aspects of exploration, drilling, sampling and sample analysis undertaken for the Tuzo Deep Mineral Resource update are described in the relevant sections above (Sections 9 to 11).

The Mineral Resource estimate and classification for Tuzo Deep has been subject to an extensive internal peer-review process within the De Beers Group. All geological work is reviewed internally by senior DBC KPU staff, and geological models and Mineral Resource estimates were reviewed by senior De Beers MRM Group resource specialists in Johannesburg.

Independent reviews of critical aspects of the estimate have been undertaken as follows:

•	Review of geological solids models undertaken by D. Farrow of GeoStrat Consulting Inc.; and
•	External review of the zonal estimate for Tuzo Deep Lower by D. Bush of ZStar Mineral Resource Consultants.

MSC has reviewed all relevant project data in relation to that reported by DBC and found no significant discrepancies.

No independent diamond sampling or analysis was undertaken for the Tuzo Deep Mineral Resource update. This is typical for evaluation of diamond deposits, largely due to the cost and complexity of the diamond sampling and interpretation process. Based on our review, MSC is satisfied that the sampling and analysis methods employed and the QA/QC procedures implemented are of a sufficient standard to ensure generation of reliable data that provide a basis for evaluation of Tuzo Deep.

13	Mineral processing and metallurgical testing

No mineral processing and metallurgical testing has been undertaken specifically in support of the updated Mineral Resource estimate for Tuzo Deep. Mineral processing and metallurgical test work undertaken on material from Tuzo Upper as part of the original evaluation process is documented in Brisebois et al. (2009) and Johnson et al. (2010).

14	Mineral Resource estimateS

A Mineral Resource estimate for the upper portion of the Tuzo kimberlite extending to a depth of 354 mbs was undertaken by De Beers in 2009 (Ferreira, 2009), reported in Brisebois et al. (2009) and subsequently incorporated into the Feasibility Study report of Johnson et al. (2010). Following completion of the Tuzo Deep drilling and sampling program in 2012, De Beers Canada (DBC) undertook a Mineral Resource estimate for the section of the Tuzo kimberlite extending between 354 and 564 mbs (Ellemers, 2013). In conjunction with this new estimate and in consideration of new data provided by the Tuzo Deep program, DBC also updated the Mineral Resource estimate for the portion of the kimberlite between 300 and 354 mbs. A Mineral Resource statement, summarising the new and updated estimates for Tuzo Deep (300 to 564 mbs) was provided in a letter from De Beers Canada Inc. to Mountain Province Diamonds Inc. on April 4, 2013.

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The focus of this report is on verifying and documenting the updated Mineral Resource estimate for Tuzo Deep. The Mineral Resource estimate for Tuzo Upper (0 to 300 mbs) remains unchanged from that reported in Brisebois et al. (2009) and Johnson et al. (2010). Nonetheless, for the sake of completeness, the existing estimate for Tuzo Upper is briefly summarised in Section 14.1 below. The estimate for Tuzo Deep is provided in Section 14.2.

14.1	Tuzo Upper (0 to 300 mbs)

Details of the methods used to generate the current Mineral Resource estimate for Tuzo Upper are provided in Ferreira (2009) and Brisebois et al. (2009) and are briefly summarised in the sub-sections below.

14.1.1	Tuzo Upper geological model

The geological model that forms the basis for the Tuzo Upper Mineral Resource estimate comprises wireframe solids models, representing five main kimberlite types (referred to in previous reports as litho-facies) as well as a large block of granite and granite-dominated breccia (referred to as a “raft”) that has been treated as waste (i.e. not included in the Mineral Resource estimate). The kimberlite types represented are described in Section 7 and presented graphically in Figure 7-4. Domain volumes derived from the solids models are summarised in Table 14-1. For the purpose of Mineral Resource estimation, kimberlite type TKTKT1 was subdivided into separately modelled high grade (TKTKT1H) and lower grade (TKTKT1L) domains based entirely on macrodiamond sample data from LDD drilling.

Table 14-1: Volume estimates derived from solids models for kimberlite domains representing the Tuzo Upper Mineral Resource.

Domain	Volume (Mm3)
HK	0.18
TK	0.29
TKT2	2.25
TKTKT1L	0.28
TKTKT1H	0.35
TKTKT2	1.72
Total	5.08

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14.1.2	Dilution

Local estimates of dilution (i.e. the percentage of granite plus other less common country-rock types contained within kimberlite) for the major units of Tuzo Upper were generated by interpolation of dilution estimates obtained from line-scan data of 2007 core drill holes (27 vertical holes drilled on a ~ 35 m grid; see Section 10.2.3 for description of line-scan method) into the Tuzo block model. The geostatistical analysis and interpolation (using ordinary kriging) of dilution data was undertaken separately for each of the major individual kimberlite units and was verified by comparison with the sample (drill core) data as well as with interpolations based on the combined dataset. The result of this process is a 3D model of the spatial variation in dilution that was used in estimates of bulk density and diamond grade, as summarised below.

14.1.3	Bulk density and tonnage

Bulk density measurements (n = 679) from the 2007 core drill holes were used to estimate the bulk density of kimberlite and granite in each of the modelled kimberlite units. Local (block) estimates of kimberlite bulk density were obtained by interpolation of the kimberlite sample bulk density values (n = 313) using ordinary kriging. A single average bulk density value (2.65 tonnes/m3) was assumed for all internal granite based on sample values (n = 366). Estimates of block tonnage were derived based on the local kimberlite and granite bulk density values combined with the estimated percentage dilution (mostly granite) for each block. Local estimates of the average diluted bulk density of each block were then obtained by dividing the block tonnage by volume. The bulk density data and modelling results are summarised in Table 14-2 below.

The method described above will tend to slightly overestimate the bulk density of diluted kimberlite. This is because the “kimberlite” samples used to estimate kimberlite bulk density contain variable proportions of granite fragments that exceed 1 cm in size and hence are measured by the line scan procedure that forms the basis for the estimated percentage of dilution in each block. Thus, this dilution is effectively being accounted for twice which, due to the higher bulk density of granite, will result in an overestimation of block bulk density. This effect has been noted in previous reports documenting the Tuzo Upper Mineral Resource estimate (Brisebois et al., 2009; Johnson et al., 2010) but is considered to have a relatively minor impact. MSC has assessed this by estimating average diluted bulk density per kimberlite domain using kimberlite sample data corrected to remove the effect of granite fragments exceeding ~ 1 cm in size, combined with dilution estimates from line-scan data. Kimberlite sample bulk densities were corrected to a “dilution-free” basis using a combination of detailed line scan data for bulk density samples measured during the 2011/2012 Tuzo Deep campaign, and data for kimberlite samples with low dilution estimates. Dilution-free kimberlite bulk densities were then adjusted for domain average dilution values to produce comparable diluted densities. The revised average bulk density values per domain resulting from this approach do not exceed previously reported averages (as represented in Table 14-2) by more than 3% confirming that the slight overestimation of bulk density does not have a significant impact on the overall Mineral Resource estimate.

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Table 14-2: Summary of bulk density data for kimberlites by domain. BD = bulk density in tonnes/m3.

Domain	Samples	Average kimberlite sample BD1	Average block kimberlite BD1	Average block diluted BD2
HK	34	2.30	2.31	2.37
TK	27	2.20	2.21	2.44
TKT2	189	2.25	2.24	2.36
TKTKT1L / TKTKT1H	51	2.21	2.22	2.38
TKTKT2	130	2.23	2.23	2.48

1 – Data from Brisebois et al. (2009);

2 – Average block BD based on block model data files provided to MSC by DBC, 19 April 2013.

14.1.4	Diamond grade

This section summarises the data and methods used to generate the diamond grade estimates for Tuzo Upper, as reported by Brisebois et al. (2009).

14.1.4.1	Microdiamond data[1]

A total of 367 samples of 2007 drill core were treated for microdiamonds. Of these, 350 were derived from within the kimberlite domains of the Tuzo Upper model and were used for grade estimation. A summary of the sample data by Mineral Resource domain are provided in Table 14-3 below.

Table 14-3: Microdiamond sample data for Tuzo Upper summarised by kimberlite domain. The undiluted sample mass is estimated by effective removal of the granite component based on line scan data (Dilution %) obtained for the microdiamond sample intervals. St = number of stones.

Domain	Samples	Sample mass (kg)	Dilution (%)	Undiluted mass (kg)	St
HK	28	215	28	155	3,506
TK	10	81	33	54	1,981
TKT2	169	1331	29	940	6,757
TKTKT1L	16	129	36	83	408
TKTKT1H	21	155	30	109	767
TKTKT2	106	822	51	402	2,008
Total	350	2,733		1,743	15,427

1 For the purpose of this report microdiamonds are defined as all diamonds recovered from caustic fusion of drill core samples. This method recovers diamonds down to a size of 75 µm and, strictly speaking recovers both microdiamond (< 0.5 mm) and macrodiamonds (> 0.5 mm), although the latter are generally only recovered in small quantities. Estimates of grade using microdiamonds must be adjusted to reflect differences in liberation and recovery in a commercial treatment plant.

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14.1.4.2	Macrodiamond data[1]

Large diameter reverse circulation drill (LDD) sampling at Tuzo was carried out in 1998, 1999 and 2008. Diamond recovery parameters for 1998 were significantly different to those in 1999 and 2008 (Section 10.2.5 above) and this small parcel was therefore excluded from the grade estimation process. Sample volumes were recorded through down-hole calliper measurements of hole diameters. Very few of the LDD holes had associated pilot core drill holes thus, in most cases, there is no direct measurement of bulk density or dilution of the bulk samples. In the case of the 1999 LDD samples, sample tonnage estimates were derived from calliper-measured sample volume based on bulk densities assigned to each sample based on the local estimate of diluted block bulk density (estimated as per Section 14.1.3). In the case of the 2008 LDD samples, average bulk density estimates per geological domain were applied to the calliper-measured sample volumes to estimate sample tonnes. Combined macrodiamond sampling results for 1999 and 2008 for the Tuzo Upper Mineral Resource domains are provided in Table 14-4.

Table 14-4: Summary of the 1999 and 2008 LDD data by kimberlite domain. St = stones; Ct = carats; cpht = carats per hundred tonnes. Apparent discrepancies in certain column totals are due to rounding effects.

Year	Domain	Volume (m3)	Sample mass (t)	St	Ct	Sample Grade (cpht)
	HK	0	0	0	0	0
	TK	18	45	380	31	68
	TKT2	36	89	1,187	103	115
1999	TKTKT1L	34	84	940	84	99
	TKTKT1H	25	62	1,841	172	276
	TKTKT2	100	242	1,678	144	59
	Total	215	523	6,026	533	102
	HK	4	10	190	17	174
	TK	24	59	797	64	109
	TKT2	74	181	2,806	215	119
2008	TKTKT1L	4	5	401	45	873
	TKTKT1H	233	538	16,084	1,315	244
	TKTKT2	57	141	907	77	55
	Total	396	933	21,185	1,733	186
Total		610	1,455	27,211	2,265	156

1 For the purposes of this report, macrodiamonds are defined as diamonds recovered from kimberlite samples by a process similar to that of a commercial diamond production plant, with a bottom recovery size of ~1.5 mm.

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14.1.4.3	Grade estimation approach

The approach used to model diamond grade for Tuzo Upper involved combining statistical models of stone density (expressed as stones per 8 kg) with a model of diamond size frequency distribution (SFD) and local estimation of stone density to obtain a local estimate of diamond grade. The method is described in Brisebois et al. (2009) and Ferreira (2009) and is summarised below.

SFD modelling and estimation of global diamond content per kimberlite domain

For each of the kimberlite domains modelled, a simulated diamond parcel was generated to represent the total diamond content of the domain. This was generated statistically based on models of diamond SFD and stone density.

The SFD model was derived by combined modelling of macrodiamond and microdiamond size data for each of the kimberlite units sampled. The results of this modelling indicated that a single SFD could be fitted for all kimberlite units. The SFD generated in this way represents total diamond content and is represented in Table 14-5 below.

Table 14-5: Tuzo total content diamond size frequency distribution (SFD) as defined from micro- and macrodiamond data. Ct = carat.

DTC sieve size	Ct % (total content)
1	17.09
2	9.50
3	17.96
5	12.26
6	8.58
7	8.05
9	8.68
11	5.72
12	2.65
13	3.58
15	0.91
17	1.28
19	1.87
21	1.12
23	0.77

Separate stone density models were derived for each of the kimberlite domains by fitting models to histograms of sample stone density values expressed as stones per 8 kg of sample. Simulated diamond parcels were generated for each kimberlite domain by randomly drawing from the stone density model for the domain and then sampling the SFD model for the appropriate number of stones. This was repeated two million times (i.e. effectively simulating 2 million samples) to generate a simulated parcel of diamonds for each domain.

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Spatial estimation of stone density and apportionment of global diamond content

Stone density for each kimberlite domain in Tuzo Upper was estimated based on the 2007 microdiamond data, as represented in Table 14-3. For the TKTKT1H, TKTKT1L, TKTKT2 and TKT2 domains, a local estimate of stone density (stones per 8 kg) for each block was generated by geostatistical modelling and interpolation (ordinary kriging). In the case of TKTKT1, the data for the high (H) and low (L) grade portions were modelled together, effectively treating the boundary between these domains as soft (interpolation not restricted by the boundary between these domains). The total number of stones in each block was estimated based on interpolated stone density and estimated block mass (as described in Section 14.1.3 above). For the HK and TK domains, average sample stone density values were used for the entire domain as these do not have sufficient microdiamond sample data to support geostatistical modelling and local estimation.

The total carat content of diamonds exceeding DTC sieve size (ds) of 5 (approximately equivalent to a 1.5 mm processing cut-off) in each block in the Tuzo Upper model was estimated by assigning the total estimated +5 ds carats per domain (from simulated the parcel generated as described above) to each block in proportion with the ratio of local (block) stone counts to total simulated stone counts for the domain. Grades were then estimated by dividing total block carats by block mass. For the HK and TK domains, a constant stone density was assumed and grade was apportioned to each block on the basis of estimated block dilution. These procedures yielded estimates of block diamond grade at an effective 1.5 mm bottom cut-off (Table 14-6).

Table 14-6: Comparison of the average block grades for the Tuzo Upper kimberlite domains with average sample grades from LDD sampling. All grades are for +5 ds diamonds (approximately equivalent to a 1.5 mm bottom cut-off) and are expressed in carats per hundred tonnes (cpht). Declustered sample grades were derived from the total LDD sample dataset by nearest neighbour interpolation.

	Average block	LDD sample grades (cpht)
Domain	grades (cpht)	1999	2008	Combined	Declustered
HK	158		152	152	161
TK	63	61	86	74	58
TKT2	108	104	99	100	101
TKTKT1L	98	91	371	123	98
TKTKT1H	208	254	209	213	195
TKTKT2	48	49	46	48	53

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14.1.5	Modifying factors

Modifying factors were calculated to correct the total content SFD defined on the basis of micro- and macrodiamond sample data (Table 14-5) for expected recoveries from a commercial diamond recovery plant. Factors were derived to correct for production at both a 1.0 mm and a 1.5 mm bottom cut-off. The 1.5 mm factors were calculated by comparing the LDD macrodiamond results (samples were processed at a bottom cut-off of 1.5 mm) with the estimated total content SFD for each Mineral Resource domain. No macrodiamond data were generated for Tuzo at a 1.0 mm bottom cut-off. Hence, 1.0 mm recovery factors were based on those determined for the North-East Lobe of the 5034 kimberlite (Bush, 2009; Brisebois et al., 2009). The 1.0 mm and 1.5 mm recovery factors are provided in Table 14-7, along with the final corrected SFDs. The 1.0 mm recovery factors were used to generate adjusted grade estimates for Tuzo Upper at a bottom cut-off of 1.0 mm.

Table 14-7: Recovery correction factors and final resulting SFDs for Tuzo at 1.0 and 1.5 mm bottom cut-offs.

DTC sieve size	Modifying factors (1.0 mm)	Final Ct % (1.0 mm)	Modifying factors (1.5 mm)	Final Ct % (1.5 mm)
1	5%	1.20	1%	0.25
2	35%	4.67	6%	0.92
3	64%	16.16	36%	10.61
5	100%	17.24	86%	17.29
6	100%	12.06	100%	14.08
7	100%	11.32	100%	13.22
9	100%	12.20	100%	14.25
11	100%	8.04	100%	9.39
12	100%	3.72	100%	4.35
13	100%	5.04	100%	5.88
15	100%	1.27	100%	1.49
17	100%	1.80	100%	2.11
19	100%	2.63	100%	3.07
21	100%	1.57	100%	1.83
23	100%	1.08	100%	1.26

14.1.6	Classification

The Mineral Resource estimate for Tuzo Upper (0 to 300 mbs) was classified as an Indicated Resource based on qualitative assessment of levels of confidence associated with the geological model and estimates of volume, bulk density and grade. Classification is consistent with current CIM definition standards for reporting of Mineral Resources and Reserves (CIM, 2010).

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14.1.7	Resource statement for Tuzo Upper

The 2009 Mineral Resource estimate for Tuzo Upper, as reported by Brisebois et al. (2009), is summarised in Table 14-8 below. The estimate is based on the methods and data described in the sections above. The estimate excludes the modelled 0.6 Mt granite raft that occurs in the lower portion of the Tuzo Upper Mineral Resource.

Table 14-8: Summary of the Tuzo Upper Mineral Resource estimate. Grades and carats are estimated for a 1.0 mm bottom cut-off. Mm3 = millions of cubic metres; Mt = millions of tonnes; Mct = millions of carats; cpht = carats per hundred tonnes; mbs = metres below surface. Volumes, tonnes and carats are rounded to the nearest 100,000.

Resource zone	Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Upper (0 to 300 mbs)	Indicated	5.1	12.2	14.8	121

14.1.8	Verification of Tuzo Upper Mineral Resource estimate

The summary provided above is based on descriptions of the Mineral Resource estimation methods and results provided in Ferreira (2009) and Brisebois et al. (2009). MSC has reviewed these reports and the data on which they are based and are satisfied that the methods used are appropriate and the results reliable within the levels of uncertainty associated with an Indicated Resource (CIM, 2010). Estimates of dilution, bulk density and average grade were verified by independent analysis of the data on which they are based. The results did not vary significantly from those reported in Brisebois et al. (2009).

14.1.9	Reasonable prospects for economic extraction – Tuzo Upper

Reasonable prospects for economic extraction for the Tuzo Upper Mineral Resource were demonstrated by Brisebois et al. (2009) in the context of the Gahcho Kué project. This was done by generating break-even GEMCOM WhittleTM pit shell models based on appropriate input parameters (Table 14-9), the Mineral Resource estimate and estimated diamond prices. The latter were based on valuations by De Beers and WWW International Diamond Consultants and are reproduced in Table 14-10. WhittleTM modelling yielded positive cash flows for the project based on the declared Mineral Resource estimate and price estimates provided in Table 14-10 but, in the case of the Tuzo kimberlite, did indicate sensitivity to assumed average revenue, suggesting that, at diamond prices below the estimated long-term pricing at the time (Column E; Table 14-10), the potential for economic extraction would become questionable.

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Table 14-9: Input parameters used to generate WhittleTM pit shell models for demonstration of reasonable prospects for economic extraction.

Input parameter	Amount / Quantity	Comment
Prices		As per Table 14.10
Selling costs	10.0%
Marketing	2.5%
Royalty	-
Costs (CAN$/t, 4Q 2008)
Mining	3.41	Same for mineralisation and waste
Incremental haulage	0.03	Per 12 m bench below 421 masl pit exit
Process and G&A	42
Overall slopes (degrees)
Granite	47-63
Kimberlite	50	Locally 30 degrees to accommodate ramps
Glacial deposits	25
Other
Dilution	8%
Process recovery	100%	Size-frequency distribution includes allowance for plant losses
Exchange rate	1.17	CAN$ to US$

Table 14-10: Average price estimates for Tuzo diamonds used for the purposes of the 2009 declaration of Mineral Resources for Tuzo Upper. Prices are stated in US dollars / carat.

Original WWW average pricing (October 2008)	Updated WWW average pricing (April 2009)	De Beers average pricing (April, 2009)	Average pricing (B+C)÷2	Assumed long- term pricing for resource declaration
(Column A)	(Column B)	(Column C)	(Column D)	(Column E)
72	61	56	59	70

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14.2	Tuzo Deep (300 to 564 mbs)

The Tuzo Deep Mineral Resource is subdivided into two sections based on the amount of information and historical work undertaken. The lower portion of the Tuzo Deep Mineral Resource, referred to here as Tuzo Deep Lower (TZDl), extends from 3541 to 564 mbs and was not included in the previous Mineral Resource estimate for Tuzo. A Mineral Resource estimate for this portion of the Tuzo body was generated by DBC in early 2013 and is documented in Ellemers (2013) and summarised in the Mineral Resource statement provide by DBC in a letter to MPD (April 4, 2013). The upper portion of Tuzo Deep, referred to here as Tuzo Deep Upper (TZDu), extends from 300 mbs to 354 mbs and corresponds with the Inferred portion of the original Tuzo Mineral Resource estimate reported in 2009 (Brisebois et al., 2009) and factored into the 2010 Feasibility Study (Johnson et al., 2010). Estimates for this portion of Tuzo were revised slightly to factor in adjustments to the geological model for Tuzo Deep resulting from the Tuzo Deep drilling program completed by DBC in 2012. The updated estimates of TZDu are documented in the DBC summary Mineral Resource statement to MPD (April 4, 2013) and represented in block model data files provided to MSC by DBC on the 19 April 2013.

This section summarises the methods and data used to generate revised Mineral Resource estimates for TZDu and TZDl and is based primarily on reports summarising the geology and grade estimate for Tuzo Deep (Mann, 2013; Ellemers, 2013) as well as on data provided by DBC and discussions with DBC staff during visits to the Gahcho Kué project site, the DBC core storage and logging facility in Sudbury, Ontario, and the DBC office in Toronto.

14.2.1	Tuzo Deep geological model

The Tuzo Deep program resulted in the extension of the geological model to a depth of 564 mbs (Figure 7-3). The internal geological domains modelled for Tuzo Deep are listed in Table 14-11 and illustrated in Figures 7-4 and 7-5. Of the main kimberlite types identified and modelled in Tuzo Upper only two main types (HK and TKt) extend below 300 mbs into Tuzo Deep. The TKt unit is volumetrically dominant (59% of Tuzo Deep geology model) and represents transitional kimberlite that has been demonstrated to be geologically continuous with the TKT2 domain modelled in Tuzo Upper (Mann, 2013). HK makes up approximately 24% of the Tuzo Deep geological model. It has been demonstrated to be continuous with and, for the most part, geochemically and mineralogically similar to the HK occurring in Tuzo Upper (Mann, 2013). In addition to these main kimberlite types, the granite breccia/xenolith zone (granite “Raft”) modelled in the lower portion of Tuzo Upper extends into the upper portion of Tuzo Deep. This, together with a marginal zone of country-rock breccia (with minor kimberlite; referred to here as CRXBX) and large blocks of granite modelled as separate solids (CRX), are included in the geological model, but for the purpose of Mineral Resource estimation are classified as internal waste. Waste units comprise a total of approximately 17% of the Tuzo Deep geological model. The solids for the TKt, HK and CRXBX domains have been subdivided at 354 mbs for the purpose of Mineral Resource estimation. Detailed descriptions of the main kimberlite types are provided in Section 7.

1 The original modelling and estimation work undertaken on Tuzo Deep by DBC, as well as the data provided to MSC in this regard, was done on the basis of a boundary between Tuzo Deep Upper (TZDu) and Tuzo Deep Lower (TZDl) at 354 mbs. Hence the data summarised in this report are largely presented on this basis. For the purpose of the final resource statement by DBC (April 4, 2013), the lower boundary of TZDu was modified slightly to 360 mbs to ensure that the boundary corresponded with one of the mining levels and hence to simplify the mine planning process (see Section 14.2.6).

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Table 14-11: Domains making up the geological model for Tuzo Deep.

Zone	Domain	Volume (Mm3)	Material type
	HK_TZDu	0.33	Ore
	TKt_TZdu	1.02	Ore
TZDu	Raft	0.14	Waste
	CRXBX_TZDu	0.12	Waste
	Total TZDu - ore	1.35	Ore
	HK_TZDl	1.16	Ore
	TKt_TZDl	2.66	Ore
	CRXBX_TZDl	0.81	Waste
TZDl	CRX1	0.006	Waste
	CRX2	0.01	Waste
	Total TZDl - ore	3.82	Ore
Tuzo Deep total - ore		5.17	Ore

In the process of revising the geology model on the basis of the 2011/2012 Tuzo Deep drilling and evaluation program, modifications were made to the model for the zone between 300 and 354 mbs (i.e. TZDu). These include:

•	Adjustments to the pipe shell to accommodate information from new drill intersections;
•	Adjustments to the morphology and extent of the solid representing HK; and
•	Incorporation of the previously defined EU unit into a newly modelled breccia zone (CRXBX).

The revised model for Tuzo Deep was built in such a way as to match up with the geology of Tuzo Upper at the 300 mbs level (Figures 7.3 and 7.4), ensuring that the geological model for Tuzo Upper remains unchanged from that which forms the basis of the 2009 Mineral Resource estimate (as summarised in Section 14.1 above).

14.2.2	Dilution

Continuous line scan data for all 2011/2012 core drill holes (i.e. Tuzo Deep drilling) were used to determine the average percentage dilution (> 1 cm) in each of the modelled domains in TZDl (other than for the CRX solids) and are summarised in Table 14-12 below. The average dilution estimates for microdiamond samples (based on microdiamond sample line scans) are also provided in Table 14-12 and comparison with the data from continuous line scans provides an indication of the extent to which the microdiamond samples represent the overall percentage of dilution within each domain. The results indicate that microdiamond samples under-represented the amount of dilution present in the domains from which they are derived and hence that corrections are necessary in order to use microdiamond sample results to estimate domain grades.

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Table 14-12: Average dilution estimates for TZDl domains as generated from continuous line scan (LS) and microdiamond (MiDA) sample LS measurements of 2011/2012 core.

Domain	Continuous LS dilution %	MiDA sample LS dilution %
HK_TZDl	29	15
TKt_TZDl	31	23
CRXBX_TZDl	69	54

Dilution estimates for TZDu are based on the original local block estimates, generated as described above for the Tuzo Upper Mineral Resource estimate. The dilution estimates for blocks affected by the adjustments to the Tuzo Deep geology model (see Section 14.2.1 above) were modified by applying the average block dilution for other blocks of the relevant geological domain occurring on the same mining bench (level).

14.2.3	Bulk density

The average diluted bulk densities for each of the modelled geological domains in TZDl were estimated based on the average dry bulk density of all 2011/2012 kimberlite samples derived from each domain. Where sample bulk densities were determined by multiple methods (see Section 11.4) the average of all determinations for each sample was used. The resultant average dry bulk density estimates for each of the modelled geological domains are provided in Table 14-13.

Table 14-13: Estimates of dry bulk densities for TZDl geological domains.

Domain	Diluted BD (tonnes/m3)
HK_TZDl	2.50
TKt_TZDl	2.39
CRXBX_TZDl	2.42

The original 2009 local block bulk density estimates generated for the portion of the pipe between 300 and 354 mbs (Inferred Resource in 2009 estimate) were used for the updated TZDu model. As for dilution, bulk density estimates for blocks affected by the adjustments to the TZDu geology model (see Section 14.2.1 above) were updated by applying the average block bulk density of the geological domain to which the block was re-assigned.

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14.2.4	Diamond grade

Grade estimates for TZDl were generated on a zonal basis (i.e. average grade per domain) using combined microdiamond and macrodiamond datasets determined to be relevant to each domain. These were used in conjunction with an assumed constant SFD curve for the Tuzo kimberlite to model average diamond grades per domain.

For TZDu, the local (block model) grade estimates derived for the 2009 Mineral Resource estimate by modelling and geostatistical interpolation (as described in Section 14.1.4) were retained. For blocks affected by the adjustments to the Tuzo Deep geology model (see Section 14.2.1 above), block grades were updated as follows:

•	Blocks re-assigned to HK and CRXBX were assigned their respective zonal (domain average) grade;
•	Blocks re-assigned to TKt were assigned the average block grade of other blocks of TKt occurring on the same bench (level).

The data and methods used for TZDl zonal grade estimation are elaborated on below.

14.2.4.1	Data

The zonal grade estimates for TZDl were made on the basis of the 2007 and 2011/2012 microdiamond data grouped by rock type (i.e. domain) and combined with macrodiamond data for equivalent rock types in TZU, as obtained from the 2008 LDD sampling. Due to documented extensive diamond breakage in the 1999 LDD samples (Seargent, 1999), these were not directly used in the grade estimation process for TZDl. Microdiamond and macrodiamond samples from domains in Tuzo Upper and TZDu were assigned to equivalent units for TZDl on the following basis:

•	TKT2; TKTKT1H; TKTKT1L; TKTKT2 – assigned to the TKt domain;
•	HK – assigned to HK; and
•	EU and CR (intersections of kimberlite in country rock) – assigned to CRXBX.

The combined microdiamond dataset used for modelling grades in TZDl is summarised in Table 14-14 and the 2008 LDD sample data, assigned to equivalent units of the revised TZD model are summarised in Table 14-15.

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Table 14-14: Summary of microdiamond data used for modelling of average domain grades in TZDl.

	2011/2012 TZD MiDA				2007 MiDA (0-300 mbs) re-coded to 2012 domains
Rock Type	CRXBX	HK	TKt	TZD Total	CRXBX	Granite	HK	TK	TKt	2007 Total
Samples	22	26	35	83	14	3	29	10	311	367
Sample Mass (kg)	177	209	281	666	105	22	223	81	2,430	2,860
Corrected Mass (kg)	177	241	303	720	64	22	196	81	2,308	2,670
Stones / kg	1.38	8.63	6.15	5.67	4.25	2.00	7.59	3.12	4.08	4.32
-75 µm st	30	290	281	601	56	3	211	15	1,119	1,404
+75 µm st	55	440	397	892	119	10	375	55	2,229	2,788
+105 µm st	41	336	334	711	85	7	353	46	2,024	2,515
+150 µm st	38	263	236	537	69	8	251	36	1,551	1,915
+212 µm st	43	205	164	412	39	7	202	32	1,092	1,372
+300 µm st	27	131	127	285	35	4	146	26	931	1,142
+425 µm st	8	79	83	170	23	4	72	22	460	581
+600 µm st	1	38	50	89	14	0	44	15	275	348
+850 µm st	1	16	39	56	3	0	20	3	141	167
+1180 µm st	0	6	10	16	2	0	11	1	60	74
+1700 µm st	0	1	4	5	1	0	5	0	24	30
+2360 µm st	0	2	0	2	0	0	1	0	12	13
Total Stones	244	1,807	1,725	3,776	446	43	1,691	251	9,918	12,349
Total Carats	0.04	1.15	1.14	2.33	0.24	0.01	1.39	0.14	8.88	10.66

In order to be able to use diamond sampling data from Tuzo Upper (and TZDu) for modelling grade in TZDl, it was necessary to adjust the sample weights to account for:

a.	Differences in country-rock dilution between the 2011/2012 microdiamond samples from each domain in TZDl and the average for that domain as determined from continuous line scan data (as described in Section 14.2.2 and represented in Table 14-12); and
b.	Differences in overall percentage of dilution in the domains in TZDl compared to those of the equivalent domains in Tuzo Upper / TZDu.

To adjust for the discrepancy between microdiamond and overall dilution in the TZDl (2011/2012) samples, for each domain undiluted sample masses were first calculated based on the average dilution estimates for microdiamond samples representing the domain (Table 14-12), and then were adjusted upwards based on the overall percentage of dilution in the domain, as determined from continuous line scan data (Table 14-12). The same approach was applied to 2007 microdiamond samples from Tuzo Upper and TZDu domains. Undiluted sample mass was estimated based on the microdiamond line scan data for 2007 samples (Table 14-16) and these were corrected using the percentage dilution estimates for the equivalent domain in TZDl. The resultant corrected microdiamond sample masses are represented in Table 14-14. The 2008 LDD sample weights were corrected using the same procedure as that used for the 2007 microdiamond data, but in this case the sample dilution estimates were based on line scan data from pilot core holes (i.e. core holes drilled in effectively the same location as the 2008 LDD holes).

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Table 14-15: 2008 LDD data used for the TZDl grade estimates. Data are grouped by assigned rock type with recoveries assigned to standard DTC sieve classes. Sample mass is estimated based on caliper-measured sample volume and estimated bulk density. T = tonnes; cpht = carats per hundred tonnes; st = stones; ct = carats.

Rock Type	TKt 2008	HK 2008	TK 2008
Sample Mass (t)	845.85	9.53	42.98
Grade (cpht)	195	174	107
DTC23 st	1	0	0
DTC21 st	1	0	0
DTC19 st	15	0	1
DTC17 st	20	0	1
DTC15 st	12	0	0
DTC13 st	90	1	3
DTC12 st	118	0	4
DTC11 st	405	8	10
DTC9 st	1,139	12	31
DTC7 st	1,758	27	43
DTC6 st	2,882	27	79
DTC5 st	5,561	55	140
DTC3 st	6,840	55	219
DTC2 st	913	5	50
DTC1 st	334	0	10
DTC-1 st	98	0	0
Total Stones	20,187	190	591
DTC23 ct	25.14	0.00	0.00
DTC21 ct	4.47	0.00	0.00
DTC19 ct	38.24	0.00	2.53
DTC17 ct	28.72	0.00	1.08
DTC15 ct	15.26	0.00	0.00
DTC13 ct	71.69	1.11	2.46
DTC12 ct	62.24	0.00	1.93
DTC11 ct	144.63	2.96	3.12
DTC9 ct	235.30	2.19	6.24
DTC7 ct	222.54	3.18	5.55
DTC6 ct	241.94	2.12	6.60
DTC5 ct	299.88	2.90	7.77
DTC3 ct	235.42	2.03	7.28
DTC2 ct	19.85	0.12	1.05
DTC1 ct	5.02	0.00	0.19
DTC-1 ct	0.52	0.00	0.00
Total Carats	1,650.86	16.61	45.79

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Table 14-16: Average dilution estimates for 2007 microdiamond samples by geological domain (2009) as generated from sample line scan measurements.

Domain / Rock Type	MiDA sample LS dilution %
EU	98
HK	24
TK	33
TKT2	30
TKTKT1H	34
TKTKT1L	36
TKTKT2	52

14.2.4.2	Size frequency distribution (SFD)

The microdiamond and macrodiamond dataset described above were assessed by DBC to confirm that the diamond SFD does not vary meaningfully between or within (spatially) the Mineral Resource domains. This was confirmed to be the case and provided the basis for the assumption of a constant SFD for the whole body. Furthermore, due to the dominant effect of the 2008 LDD macrodiamond dataset, the inclusion of 1999 LDD data did not significantly impact the overall SFD. Hence the total content SFD model derived for the 2009 Mineral Resource estimate (Ferreira, 2009; as described in Section 14.1.4) was used as the basis for grade modelling of TZDl.

14.2.4.3	Domain grade estimates

The combined microdiamond and macrodiamond data for each TZDl domain were plotted on grade-size curves and modelled using the fixed SFD defined for Tuzo (Section 14.2.4.2). The resultant total content diamond grade-size models were corrected to reflect commercial recovery at a 1.0 mm bottom cut-off using the 1.0 mm recovery factors defined for the Tuzo Upper Mineral Resource estimate (Section 14.1.5). The resultant modelled +1.0 mm average grade estimates for each of the TZDl domains are provided in Table 14-17 below.

Table 14-17: Modelled average grades (1.0 mm bottom cut-off) for the TZDl geological domains.

Domain	1.0 mm grade (cpht)
TKt_TZDl	155
HK_TZDl	175
CRXBX_TZDl	21

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14.2.5	Tuzo Deep Resource Classification

The classification of the Mineral Resource estimate for TZDu has been revised by DBC from Inferred (2009 estimate) to Indicated based on newly acquired geological and microdiamond data from the 2011/2012 program that confirms continuity with the overlying material. The newly reported Mineral Resource estimate for TZDl, is classified by DBC as Inferred. The classification of the Mineral Resources for TZDu and TZDl are considered by MSC to be consistent with CIM definition standards for reporting of Mineral Resources and Reserves (CIM, 2010).

14.2.6	Resource statement for Tuzo Deep

The updated Mineral Resource estimate for Tuzo Deep (300 to 564 mbs) is summarised in Table 14-18 below. The estimate is based on the methods and data described in the sections above. Estimates exclude the granite raft (0.4 Mt) and the country-rock breccia (CRXBX; 0.3 Mt) from the TZDu Mineral Resource estimate, and the country-rock breccia (CRXBX; ~2.0 Mt) and modelled large granite blocks (CRX; < 0.05 Mt) from the TZDl Mineral Resource estimate. These are highly diluted and considered as avoidable waste.

In finalising the Mineral Resource statement for Tuzo Deep, DBC adjusted the lower boundary of the TZDu Mineral Resource to correspond with the nearest mining level at 360 mbs. Hence the volume, tonnage and carat estimates for TZDu and TZDl have been adjusted slightly.

Table 14-18: Summary of the Tuzo Deep Mineral Resource estimate. Grades and carats are estimated for a 1.0 mm bottom cut-off. Mm3 = millions of cubic metres; Mt = millions of tonnes; Mct = millions of carats; cpht = carats per hundred tonnes; mbs = metres below surface. Volumes, tonnes and carats are rounded to the nearest 100,000.

Resource zone	Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
TZDu (300 to 360 mbs)	Indicated	1.5	3.6	6.0	167
TZDl (360 to 564 mbs)	Inferred	3.7	8.9	14.4	161

14.2.7	Review and verification of Tuzo Deep Mineral Resource estimate

14.2.7.1	Geology

MSC has reviewed the methods and data used to generate the Tuzo Deep geological model and is satisfied that they are appropriate and that the model is a reasonable representation of the available data. The review included examination of 10 key selected drill cores intersecting Tuzo Deep and cross-checking of logged drill hole geology against the geological models. While geologically reasonable alternative models can be generated based on the available data, these are not considered to be significantly more likely than the models generated by DBC, and variations in volume estimates derived from alternative models are within limits of uncertainty that MSC regards as appropriate for Indicated and Inferred Resources, respectively. It is noted that there is a considerable degree of uncertainty in the size and distribution of large granite blocks within Tuzo Deep, in particular within TZDu. While the degree of uncertainty in this regard is not considered to be sufficient to result in unacceptable degrees of uncertainty in the overall resource tonnes, carats and grades, it does indicate potential for significant variation from the model on a local scale that should be factored into future mine plans.

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14.2.7.2	Dilution

The methods and data used by DBC to estimate average percentage dilution for each geological unit in Tuzo Deep are considered by MSC to be appropriate and the results a reasonable representation of the overall levels of dilution present. The line scan method used to generate dilution estimates is comprehensive and meets or exceeds industry best practice. Independent analysis by MSC of line scan data provided by DBC yielded dilution estimates that are not materially different to those obtained by DBC.

14.2.7.3	Bulk density

The method used by DBC for estimation of dry bulk density in TZDl will tend to underestimate the fully diluted average dry bulk density for each domain. This is because the kimberlite bulk density samples by definition do not account for large (i.e. > ~ 5 to 10 cm) fragments / blocks of granite that occur within each of the domains. However, due to the relatively minor difference in bulk density between the deep kimberlite and granite, as well as the fact that the large granite fragments in question do not constitute a dominant component of each unit (except for CRXBX), this effect is not significant. MSC conducted an independent analysis of bulk density based on the data provided by BD. This yielded estimates of average bulk density that are higher than, but within 5% of, those reported by DBC, confirming that the bias associated with the method used does not significantly impact the Mineral Resource estimate.

14.2.7.4	Grade

MSC has undertaken an independent review of the methods and data used by DBC to estimate grade in Tuzo Deep. Assumptions regarding the constancy in SFD were found to be well supported and independent modelling yields very similar total content curves and recovery factors to those generated by De Beers.

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While the zonal grade estimation approach applied by DBC is considered to be broadly valid, there is some concern regarding the use of microdiamond and macrodiamond data from other portions of the pipe to estimate grades in TZDl. The approach taken assumes that, within each modelled geological domain, there are no large scale variations or trends in undiluted diamond grades (i.e. grades of kimberlite excluding granite dilution) with depth. While geological continuity between these units has been well demonstrated (Mann, 2013), it is not clear that this will necessarily rule out the possibility of large scale spatial variation in grade within domains. An assessment by MSC of spatial variation in undiluted diamond content (as determined from microdiamond samples) suggests that there may be variation in grade with depth in certain units that is not related to dilution, implying that it may not be valid to assume grade continuity and effectively extrapolate data across a significant depth range in the pipe. Modelling of average domain grades using an alternative approach based on the fixed Tuzo diamond SFD (as defined by DBC) but modelling average grades for the TZDl domains based only on this SFD and average stone frequencies determined from samples of these domains themselves, yields average resource grades for the individual domains within TZDl that are slightly higher than the DBC estimates. The variation in the overall resource grade that results from using these alternative domain grades is within the range of uncertainty of an Inferred Resource and hence, at this point does not justify a revised Mineral Resource estimate. Nonetheless, the GKJV is encouraged to re-assess and, if warranted, revise the grade estimates for the individual Tuzo Deep domains to more accurately account for potential variability in grade within this portion of the Tuzo Mineral Resource.

The updated block model for TZDu is considered to constrain the average zonal grade for this portion of the deposit at a confidence level appropriate for an Indicated Resource (CIM, 2010). However, due to the low density of microdiamond sampling in this portion of the Mineral Resource, as well as significant uncertainty in the geological model (in particular the size and distribution of large granite waste blocks), MSC does not consider the model to reliably represent grade variability on a local scale and suggests that no reliance should be placed on these local estimates (e.g. mining bench scale variations in grade) for mine planning purposes.

14.2.8	Reasonable prospects for economic extraction – Tuzo Deep

Prospects for economic extraction of the Tuzo Deep Mineral Resource were evaluated using WhittleTM pit optimisation analysis, similar to that used to support the Tuzo Upper estimate. The input parameters used were adapted from the 2010 Feasibility Study (Johnson et al, 2010) and are shown in Table 14-19 below. The assumed average diamond price for the Tuzo Deep Mineral Resource was based on updated estimates by WWW International Diamond Consultants of an Average Price of US$87.5/carat and an Upper Range Price of US$103/carat. Other assumptions for the analysis include:

•	the same geotechnical slope recommendations as used in the Feasibility Study;
•	the 5034 pit is mined out before Tuzo as per the Feasibility Study.

The results of the analysis indicate robust shells for both the Average Price and Upper Range Price assumptions (Table 14-20), indicating reasonable prospects for economic extraction of the TKt and HK domains within Tuzo Deep.

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Table 14-19: WhittleTM optimisation parameters used for demonstration of reasonable prospects for economic extraction.

Parameter	Value
Process and G&A cost	CAN$27.49/t processed (total cost)
Mining cost	CAN$2.70/t mined (factored from FS costs to represent cost at top bench)
Selling costs	4% of carat price for all pipes
Incremental mining cost	CAN$0.01/t mined/12 m bench of depth
Mining recoveries	100%
Dilution	4.2%
Exchange rate	1.1 CAN$:US$
Discount rate	10% (does not apply to Whittle optimization, only subsequent NPV-pit analyses)

Table 14-20: Summary of Tuzo open pit Mineral Resource and WhittleTM shell results incorporating the updated Mineral Resource estimate for Tuzo Deep. cpht = carats per hundred tonnes.

Description	Resource tonnes (million)	Grade (cpht)	Carats (million)
Tuzo base price	21.3	136	28.8
Tuzo upper price range	22.6	135	30.5

15	Adjacent properties

There are no advanced-stage diamond properties located adjacent to the Gahcho Kué Project. Three currently producing diamond mines are located in the Northwest Territories to the north of the project; Ekati (Dominion Diamond Corporation), Diavik (Rio Tinto PLC) and Snap Lake (De Beers).

16	Other relevant data and information

There are no relevant data or other information that have not been included or discussed in this report.

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17	Interpretation and conclusions

Recently completed evaluation work undertaken by De Beers Canada (on behalf of the Gahcho Kué Joint Venture) on the deep portion of the Tuzo kimberlite (Tuzo Deep) provides a basis for increased confidence and reclassification of the portion of the deposit between 300 and 360 mbs (Tuzo Deep Upper; TZDu) as an Indicated Resource, as well as the definition of a new Inferred Resource for the portion of the deposit between 360 and 564 mbs (Tuzo Deep Lower: TZDl).

Tuzo is a complex body and significant geological uncertainty still remains, in particular with respect to the lower portion of Tuzo Deep (> 360 mbs) where pipe volume, internal contacts between different geological units and the distribution and quantity of large granite blocks are not well constrained. However, semi-quantitative assessment of the impact of this uncertainty on the overall Mineral Resource estimates for Tuzo Deep, indicates that these geological parameters are sufficiently well defined by currently available data to constrain resource volumes at confidence levels appropriate for classification as Indicated and Inferred Resources, for TZDu and TZDl, respectively.

The bulk density of the Tuzo kimberlite and variations in the amount of dilution by country rock (predominantly granite) are well constrained by analysis of a large, representative suite of bulk density samples and thorough comprehensive line-scan measurements of drill core. The latter allow for reliable estimation of dilution in each of the geological domains defined, as well as in microdiamond samples used to represent these. The combination of bulk density and dilution data permits reliable estimation of the overall bulk density for each of the geological domains defined in Tuzo Deep, as well as accurate accounting for dilution in grade estimation. While there are aspects of how these data have been used that, in MSC’s opinion, may introduce bias to the estimate, the potential error in tonnage estimates that might result from such bias is not regarded as significant (i.e. it is within the limits of uncertainty allowed for by the relevant Resource Classification).

Diamond grades for the Tuzo Deep Mineral Resource have been estimated on the basis of a large combined dataset of microdiamond and macrodiamond data, adjusted to allow for variations in dilution in different portions of the Mineral Resource. The macrodiamond data are based on a bulk sample of approximately 2,000 tonnes of kimberlite obtained by large diameter reverse circulation drilling (LDD) from the upper 300 m of the pipe. No macrodiamond data are available for Tuzo Deep. However, the analysis of the combined microdiamond and macrodiamond datasets indicates that the diamond population for Tuzo can be reasonably approximated by a single diamond SFD model. This, in combination with direct microdiamond sampling of Tuzo Deep and detailed geological / geochemical studies which provide evidence for geological continuity between Tuzo Upper and Tuzo Deep, provides a basis for estimation of the average domain (zonal) grades of Tuzo Deep at confidence levels that are appropriate for classification as Indicated and Inferred Resources, for TZDu and TZDl, respectively. While a local estimation approach has been used by DBC to estimate grades for TZDu, in MSC’s opinion, the microdiamond samples on which the local estimate are based are too widely spaced and the distribution and amount of large internal granite blocks too poorly constrained to support reliable local estimation of grade in this portion of the deposit. In addition to this, in MSC’s view the use of corrected macrodiamond sampling results from equivalent geological domains in Tuzo Upper (< 300 mbs) to constrain grade estimates for TZDl may introduce error to the estimate, due to the inherent assumption of a lack of any large-scale variations or trends in undiluted kimberlite grade. Estimation of the grades for TZDl by MSC using an alternative approach based only on the Tuzo SFD model and microdiamond samples from TZDl yields slightly higher average domain grades to those obtained by DBC. However, the variation in the overall resource grade that results from using these alternative domain grades is within the range of uncertainty of an Inferred Resource and hence, at this point does not justify a revised Mineral Resource estimate.

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The Mineral Resource estimate for the upper portion of the Tuzo kimberlite (0 to 300 mbs; Tuzo Upper) remains unchanged from that originally reported in 2009 (Brisebois et al., 2009) and has been reproduced in this report for the sake of completeness.

18	Recommendations

Enhanced confidence in the Tuzo Deep Mineral Resource estimate can be achieved via additional core drilling and microdiamond sampling. In order to achieve this, a series of vertical HQ-sized core holes would be required to provide an approximately even spatial coverage of the pipe at depths below 300 mbs. This would allow for better constraints on the overall pipe shape and volume, more tightly defined internal geological subdivisions, a better understanding of the distribution and amount of dilution by large granite blocks, and a significant amount of additional microdiamond data to support higher confidence grade estimates. It is expected that such a program would allow for local estimation of grade in Tuzo Deep Upper (using a similar approach to that used for the Tuzo Upper Mineral Resource estimate) and it will significantly enhance confidence in the Mineral Resource estimate for Tuzo Deep Lower.

It is recommended that future grade estimates for TZDl are based only on diamond data from locally-derived diamond samples (i.e. derived from Tuzo Deep Lower) in combination with the best estimate of the Tuzo diamond SFD.

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19	References

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Beals, P.L., 1994: Mineral Deposits of the Slave Province; overlain on geological base map, EGS 1993-8, NWT Geology Division NAP, Yellowknife.

Bleeker, W., Ketchum, J.W.F., Jackson, V.A., and Villeneuve, M.E., 1999: The Central Slave Basement Complex, Part 1: It’s Structural Topology and Autochthonous Cover: Canadian Journal of Earth Sciences, v.36, pp. 1083-1109

Bowring, S.A., Williams, I.S., and Compston, W., 1989: 3.96 Ga gneisses from the Slave Province, NWT, Canada: Geology, v.17, pp. 1083-1109

Brisebois, K., Eggleston, T., and Kozak, A., (AMEC) 2009: Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Effective Date 20 April 2009, unpublished technical report prepared by AMEC E&C Services Inc. for Mountain Province Diamonds Inc., posted to www.sedar.com.

Brown, 1981: Suggested methods for rock characterization testing and monitoring: International Society for Rock Mechanics.

Bush, D.E., 2009: Review of the factorisation methodology applied to the Gahcho Kué resource models, unpublished ZStar report to De Beers Canada.

Campbell, R., and Greenwood, R., (SRK) 2008: Gahcho Kué Diamond Project Mining Geotechnics, Effective Date August 2008, unpublished technical report prepared by SRK Consulting (Canada) Inc. for De Beers Canada Ltd.

Charlebois, L., 2003: Tuzo 2002 Point Load testing. De Beers Canada Exploration Internal Report.

Chuchra, S., 2008: Petrography (PET), Microdiamond (MiDA) and Whole Rock Chemistry (WRC) Sample Procedures following the 2006 MRM sampling protocol, unpublished internal De Beers Canada report, DBC KPU 2008-006.

Chuchra, S., 2013: Gahcho Kué GEMCOM Model Description: Update of the Tuzo geological model from 300-354m and the Addition of a new Tuzo Deep geological model from 354-564m, unpublished internal De Beers Canada report, DBC KPU 2013-002.

CIM, 2010: CIM DEFINITION STANDARDS – For Mineral Resources and Mineral Reserves. Web version: http://web.cim.org/standards/MenuPage.cfm?sections=177&menu=178#block594

De Beers Canada, 2010: Receiving and Shipping Diamonds and Residues from Exploration MIDA Samples, unpublished internal De Beers Canada document.

Dyke, A.S. and Prest, V.K., 1987: Paleogeography of Northern North America, 18,000 – 5,000 years ago; Geology Survey of Canada, Map 1703A, scale 1:12,500,000.

Eichenberg, D. J., 1999: Kennady Lake Project 1999 Delineation Drilling Program “Preliminary Geotechnical Assessment, unpublished internal De Beers Internal Report.

Ellemers, P. C., 2013: Grade Estimate for the Gahcho Kué Tuzo Kimberlite 354 – 564 m (Tuzo Deep), De Beers Canada Inc. unpublished internal Technical Report.

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Fahrig, W.F., 1987: The Tectonic Setting of Continental Mafic Dyke Swarms: Failed arm and early passive margins: In Halls, H.C. and Fahrig, W.F. (eds) Mafic Dyke Swarms, Geol. Assoc. Canada Spec. Paper 34, pp. 331-348.

Ferreira, J., 2009: Mineral Resource assessment based on microdiamond sampling for the Tuzo kimberlite, Gahcho Kué, unpublished internal De Beers Canada report, 6 March, 2009.

Field, M. and Ferreira, J., 2006: A New Micro-Diamond and Lithological Sampling Methodology. Memorandum, Mineral Resource Management R&D Group, unpublished internal De Beers report.

Field, M. and Scott Smith, B.H., 1999: Contrasting geology and near-surface emplacement of kimberlite pipes in Southern Africa and Canada. In: Proceedings of the 7th International Kimberlite Conference, v.1, pp. 214-237.

Griffin, W.L., Doyle, B.J., Ryan, C.C., Pearson, N.J., O’Reilly, S.Y., Natapov, L., Kivi, K., Kretschmar, U., and Ward, J., 1999: Lithospheric Structure and Mantle Terranes: Slave Craton, Canada. In: Proceedings of the 7th International Kimberlite Conference, v.1, pp. 299-306.

Hardy, F., 1997: Quaternary geology report of the AK-CJ claim blocks area, Northwest Territories, September 1987.

Hetman, C.H., 2006: Tuffisitic kimberlite: a Canadian perspective on a distinctive textural variety of kimberlite. Journal of Volcanology and Geothermal Research, v. 174, pp. 57-67.

Hetman, C., 2007: Tuzo Kimberlite: Drill Logs from the (2006) Delineation Drilling Program, Gahcho Kué diamond Project NWT, Canada, unpublished MSC report.

Hetman, C., Scott Smith, B.H., Paul, J.L., and Winter, F., 2004: Geology of the Gahcho Kué kimberlite pipes, NWT, Canada: root to diatreme magmatic transition zones. Lithos, 76, pp. 51-74.

Hewlko, B., 2004: Re: Survey Control – Gahcho Kué Diamond Project Kennady Lake, Northwest Territories, Gahcho Kué Project. Technical Memorandum to De Beers from CLS Sub-Arctic Surveys Ltd., Jan 13 2004: 03-122-DB.

Hodgkinson, G.K., 1998: Field Report: GPS Check Survey of the MPV Project 9 July 1998, unpublished internal Monopros Ltd. report.

Johnson, D.D., Makarenko, M., Meikle, K., Prince-Wright, B., Jakubec, J. (SRK Canada Consulting Ltd.), and Jones, K. (EBA Engineering Consultants Ltd.), 2010: Gahcho Kué Project Definitive Feasibility Study NI 43-101 Technical Report, Effective Date 15 October 2010, unpublished technical report prepared by JDS Energy & Mining for Mountain Province Diamonds Inc., posted to www.sedar.com.

Kurszlaukis , S., 2011: Drill core handling procedures, Tuzo Deep Drill Program 2011, De Beers Canada Inc. Memorandum.

Kurszlaukis, S., and Webb, K.J., 2006: The practical application of the new MRM guideline for drill core sampling and quantitative geological data collection, unpublished internal De Beers Canada report, DBC KPU 2006-002-I.

Laubscher, D.H., 1990: A geomechanics classification system for the rating of rock mass in mine design. J. S. Afr. Inst. Min. Metall., v.90, pp. 257-273.

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LeChaminant, A.N., and Heaman, L.M., 1989: Mackenzie Igneous Events, Canada: Middle Proterozoic Hotspot Magmatism Associated with Ocean Opening. Earth Planet Sci. Lett., v.96, pp. 38-48

LeChaminant, A.N., Van Breemen, O., and Buchan, K.L., 1995: Proterozoic Dyke Swarms, Lac de Gras – Aylmer Lake area, NWT: Regional Distribution, Ages and Paleomagnetism, GAC/MAC Ann. Meeting Program with Abstracts, 27p.

Lipton, I.T., 2001: Measurement of bulk density for resource estimation. In: Mineral Resource and Ore Reserve estimation – The AusIMM Guide to Good Practice (Ed: AC Edwards), pp. 57 – 66 (The Australian Institute for Mining and Metallurgy, Melbourne).

Mann, C. P., 2013: The Geology of Tuzo Deep (300m – 564m), Gahcho Kué Kimberlite Field, NWT, Canada, unpublished internal De Beers Canada report, DBC KPU 2013-001.

Rikhotso, C.T., Williamson, P.A. and Podolsky, M.H., 2002: Gahcho Kué 2002, LDDH Bulk Sampling Evaluation Report, unpublished internal De Beers Canada report.

Scott Smith, B.H., 2005: Geology of Tuzo, Gahcho Kué, NWT, based on 1997-1999 drilling. Prepared by Scott Smith Petrology Inc., unpublished report.

Seghedi, I and Maicher, D., 2007: Geology, geochemistry and diamond distribution data for Tuzo Pipe, , Gahcho Kué kimberlite field, NWT, Canada, unpublished internal De Beers report, DBC KPU 2007-006.

Sergeant, C., 1999: Diamond breakage levels among drill hole samples from the Tuzo Kimberlite, Canada. De Beers Report KR99/0111.

Suorineni, F.T., 2012: Rock Mechanical Properties Determination for Gahcho Kué Samples. Independent report by Mirarco-Mining Innovation / Geomechanics Research Centre, Laurentian University, Sudbury, Ontario, Canada.

SRK Consulting Ltd. (Canada), 2004: Gahcho Kué Diamond Project Mining Geotechnics: unpublished report to De Beers, submitted November 2004.

Thurston, M., 2003: Gahcho Kué, Northwest Territories, Canada, Independent Qualified Person’s Review and Technical Report, Effective Date 16 June 2003: unpublished technical report prepared by AMEC E&C Services Limited for Mountain Province Diamonds Inc., posted to www.sedar.com.

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20	Date and signature page

This report titled “UPDATE OF THE MINERAL RESOURCE ESTIMATE FOR THE TUZO KIMBERLITE, GAHCHO KUÉ PROJECT, NORTHWEST TERRITORIES, CANADA: NI 43-101 TECHNICAL REPORT” with an effective date of 2nd July 2013, prepared by MSC on behalf of Mountain Province Diamond Corp, was prepared and signed by the following author:

Tom E. Nowicki

Senior Principal Consultant

Mineral Services Canada

Signed at North Vancouver, Canada, 13 August, 2013.

Contributing authors:

•	Gareth Garlick
•	Stephen Moss PhD., P.Geo.

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21 Qualified personS certificateS

CERTIFICATE of AUTHOR

I, Tom E. Nowicki, Ph.D., P.Geo., do hereby certify that:

1)	I am a Senior Principal Geoscientist with Mineral Services Canada Inc. with an office at 501 – 88 Lonsdale Avenue, North Vancouver, BC, Canada;

2)	The University of Cape Town having obtained the degree of Bachelor of Science (Honours) in Geology in 1986 and Ph.D. Degree in geochemistry in 1998;

3)	I am a graduate of Rhodes University (Grahamstown, South Africa) having obtained the degree of Masters of Science in Economic Geology in 1990;

4)	I have been employed as a full-time geoscientist in the mineral exploration and mining fields in 1987 and 1989, from 1990 to 1993 and from 1998 to present;

5)	I am a Registered Professional Geoscientist in good standing in British Columbia;

6)	As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

7)	I have read National Instrument 43-101 and Form 43-101F1 and I am a Qualified Person for the purpose of NI 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

8)	I, as the qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

9)	I personally inspected the Gahcho Kué Project site, Northwest Territories, on April 11, 2013 and the De Beers Canada core storage facility in Sudbury, Ontario from the 6th to the 8th May, 2013;

10)	I have had no prior involvement with the Gahcho Kué Project that is the subject of this report;

11)	I am not aware of any material fact or material change with respect to the subject matter of the “Update of the Mineral Resource estimate for the Tuzo kimberlite, Gahcho Kué Project, Northwest Territories, Canada: NI 43-101 technical report” (Report) that is not reflected in the Report, the omission to disclose which makes the Report misleading;

12)	I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report; and

13)	I am responsible for all sections of the Report other than Sections 14.1.9 and 14.2.8.

“Signed & Sealed August 13, 2013”

Tom E. Nowicki, Ph.D., P.Geo.

Mineral Services Canada Inc.

Signed and dated this 31 day of July, 2013 in Vancouver, British Columbia

CERTIFICATE OF AUTHOR

I, Michael Makarenko, P.Eng., do hereby certify that:

1)	I am a Principal Mine Engineer with JDS Energy & Mining Inc. with an office at Suite 860 – 625 Howe Street Vancouver, BC, Canada;

2)	I am a graduate of the University of Alberta with a Bachelor of Science degree in Mining Engineering, 1988. I have practiced my profession continuously since 1988;

3)	I am a Registered Professional Mining Engineer in good standing in Alberta and the Northwest Territories;

4)	As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

5)	I have read National Instrument 43-101 and Form 43-101F1 and I am a Qualified Person for the purpose of NI 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as the qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I have not visited the Gahcho Kué project site;

8)	I was a qualified person for the “Gahcho Kué Project Definitive Feasibility Study NI 43-101 Technical Report” dated December 1, 2010;

9)	I am not aware of any material fact or material change with respect to the subject matter of the “Update of the Mineral Resource estimate for the Tuzo kimberlite, Gahcho Kué Project, Northwest Territories, Canada: NI 43-101 technical report” (Report) that is not reflected in the Report, the omission to disclose which makes the Report misleading;

10)	I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report; and

11)	I am responsible for Sections 14.1.9 and 14.2.8 of the Report.

“Signed & Sealed August 13, 2013”

Michael Makarenko, P.Eng.

Principal Mine Engineer, JDS Energy & Mining Inc.

Signed and dated this 31 day of July, 2013 in Vancouver, British Columbia

Jdsmining.ca
Vancouver Office	Kelowna Office
T 604.687.7545 f 604.689.5041	t 250.763.6369 f 250.763.6302
#860 – 625 Howe Street Vancouver, BC V6C 2T6	#200 – 532 Leon Avenue, Kelowna, BC V1Y 6J6